Form 10-K405, Exhibit 13
period 1997-09-30
MERITOR AUTOMOTIVE INC
filed 1997-12-19
CIK 1040616

                                                                    Exhibit 13

Meritor Automotive, Inc. 1997 Annual Report 16


[PICTURE OF
THOMAS A. MADDEN]

Thomas A. Madden
Senior Vice President
and Chief Financial Officer


CHIEF FINANCIAL OFFICER'S REVIEW
MANAGEMENT'S DISCUSSION AND ANALYSIS(1)


OVERVIEW AND OUTLOOK

For Meritor and our shareowners, 1997 was an exciting year. The successful spin-off from Rockwell and the strong financial results contribute to the establishment of Meritor as a leading independent global supplier of a broad range of components and systems for use in commercial, specialty and light vehicles. With sales of $3.3 billion in fiscal 1997, the year provides strong momentum for the achievement of our long-term financial goals of average annual sales growth of 8 percent, average annual earnings per share growth of 15 percent and long-term debt to capitalization ratio of 45 percent, with a strong emphasis on cash generation. The long-term average annual goals have been established with the recognition that the industry in which the company operates has been characterized historically by periodic fluctuations in overall demand for commercial, specialty and light vehicles for which the company supplies products, resulting in corresponding fluctuations in demand for products of the company. Accordingly, the company will measure its performance against these goals over a multi-year period.

     The achievement of these goals is supported by our strong balance sheet which includes, at September 30, 1997, $2 billion in assets, cash of $133 million (which includes approximately $58 million relating to Canadian income tax liabilities), as well as the $1 billion unsecured revolving Credit Facility which the company entered into in August 1997 and was partially used to fund the $445 million Pre-Distribution Payment to Rockwell. We believe this Credit Facility and the cash flows provided by operations will provide an adequate source of funds and liquidity to support the future growth of Meritor and the achievement of our long-term goals. Pro forma pre-tax interest coverage, excluding the 1997 restructuring and spin-off costs of $29 million, would have been 6.5x for the year ended September 30, 1997, based on the initial interest rate on the borrowings. Borrowings under the Credit Facility are subject to interest based on quoted market rates, principally LIBOR (London Interbank Offered Rate) and eurocurrency rates, at the date of borrowing plus an applicable margin. While the company's debt has not yet been rated, the initial margin over the LIBOR-based and eurocurrency rates was 20 basis points, and the facility fee on the committed amount was 10 basis points. This interest rate is consistent with interest rates for BBB and Baa2 ratings under our Credit Facility. EBITDA (defined as income before income taxes plus interest expense, depreciation and amortization) was $296 million for fiscal 1997.

     On November 12, 1997, the Board of Directors declared a quarterly cash dividend of $.105 per share, payable on December 15, 1997, to shareowners of record on November 24, 1997. This first quarterly dividend reflects our confidence in the leadership position of Meritor for global growth, based on a diverse product, market and customer balance and strong financial condition. Meritor expects to continue to declare quarterly dividends throughout fiscal 1998.

     Looking ahead, assuming generally favorable economic conditions and the anticipated benefits of our restructuring programs, our long-term average annual sales and earnings per share growth objectives should be achievable in fiscal 1998. Meritor's envisioned future is to be the best developer of quality automotive systems and technology solutions worldwide and the partner of choice to those customers who value outstanding service.

     Meritor began operations separate from Rockwell on September 30, 1997 and, accordingly, does not have an operating history as an independent company. The

(1) See Note 1 to Notes to Consolidated Financial Statements for the definitions of capitalized terms used and not otherwise defined in this section.

                                  17 Meritor Automotive, Inc. 1997 Annual Report



financial information included in this annual report reflects the Automotive Business as part of Rockwell, and may not necessarily reflect the results of operations, financial position and cash flows of the Automotive Business had the company been operated independently during the periods presented. While the Automotive Business was profitable as part of Rockwell, there is no assurance that profits will continue at a similar level for periods subsequent to the Distribution.

FINANCIAL CONDITION

Historically, Meritor's operations have provided strong cash flows, as demonstrated by cash provided by operating activities of $201 million in fiscal 1997, $197 million in fiscal 1996 and $203 million in fiscal 1995. Sales growth related to both Heavy Vehicle Systems and Light Vehicle Systems products resulted in an increase in commercial accounts receivables and payables at the end of each fiscal year. The inventory levels at the end of fiscal 1997 increased primarily due to the increased level of business.

     These cash flows have allowed the company to fund capital expenditures of $119 million for fiscal 1997, $144 million for fiscal 1996 and $119 million for fiscal 1995, as the company continued to invest in the property, plant and equipment needed for future business requirements. Capital expenditures included equipment to support new product introductions (roof systems, door systems, seat adjusting systems and the Permalube(TM) driveline products), capacity expansion (wheels and electric motors) and new production processes. The company expects to spend approximately $140 million for capital expenditures in fiscal 1998.

     In fiscal 1997, the $16 million in acquisitions of businesses and investments consisted primarily of further investments in its Chinese heavy axle joint venture with Xuzhou Construction Machinery Axle and Case Co. In fiscal 1996, the $101 million of net cash used for investing activities included, in addition to capital expenditures, proceeds of $58 million from the disposition of property and businesses, primarily due to the sale of Brazilian assets, and $15 million used for investments in joint ventures. In fiscal 1995, the $127 million of net cash used for investing activities included $19 million in cash used for acquisitions and investments, relating primarily to the acquisition of a window regulator business.

     Net cash used for financing activities for fiscal 1997 was $15 million. This was comprised primarily of the $445 million proceeds from borrowings under the Credit Facility used to fund the Pre-Distribution Payment to Rockwell. In addition, $58 million in cash was provided

CASH PROVIDED BY
OPERATING ACTIVITIES                    CAPITAL EXPENDITURES               SALES PER EMPLOYEE
($ in millions)                         ($ in millions)                    ($ in thousands)

[BAR GRAPH]                             [BAR GRAPH]                        [BAR GRAPH]

Meritor Automotive, Inc. 1997 Annual Report 18



CHIEF FINANCIAL OFFICER'S REVIEW
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT'D)

by Rockwell to fund certain Canadian tax obligations incurred in connection with the transfer of assets prior to the Distribution. This amount partially offset $84 million in cash distributions to Rockwell from the company. Net cash used for financing activities was $84 million in fiscal 1996, and $80 million in fiscal 1995, primarily related to cash distributions to Rockwell.

     The company's debt to capitalization ratio at September 30, 1997 was 71 percent. Management anticipates an improvement of about 10 percentage points in our fiscal 1998 year-end debt to capitalization ratio. Based on the October 1, 1997 stock price of $23.875, the debt to capitalization ratio on a market value basis was 28 percent at September 30, 1997.

     Meritor has retirement medical and pension plans which cover most of its United States and certain non-United States employees (see Notes 13 and 14 to Notes to Consolidated Financial Statements). Retirement medical plan cash payments aggregated $36 million in fiscal 1997, $35 million in fiscal 1996 and $30 million in fiscal 1995 and are expected to approximate $36 million in fiscal 1998. The Automotive Business, as a participant in Rockwell pension plans, made pension plan contributions of $5 million in fiscal 1997, $2 million in fiscal 1996 and $3 million in fiscal 1995. The company has established a U.S. pension plan and will continue existing non-U.S. pension plans. Management expects to fund at least the minimum pension plan contributions required by government regulations for the various plans in fiscal 1998 and anticipates that pension plan funding will increase in the future to approximately $25 million per year.

RESULTS OF OPERATIONS

The following sets forth the sales, operating earnings and net income of the company for the years ended September 30, 1997, 1996 and 1995, as well as pro forma amounts for the year ended September 30, 1997 (dollars in millions, except per share amounts):

----------------------------------------------------------------------------------------------------------------------------
                                                      PRO FORMA(1)                          YEAR ENDED
                                                       YEAR ENDED                         SEPTEMBER 30,
                                                    SEPTEMBER 30,           ------------------------------------------------
                                                            1997               1997               1996               1995
----------------------------------------------------------------------------------------------------------------------------
Sales
     Heavy Vehicle Systems                               $ 1,957            $ 1,957            $ 1,827            $ 1,937
     Light Vehicle Systems                                 1,352              1,352              1,317              1,188
----------------------------------------------------------------------------------------------------------------------------
Total sales                                              $ 3,309            $ 3,309            $ 3,144            $ 3,125
============================================================================================================================
Gross margin                                             $   438            $   438            $   397            $   381
============================================================================================================================
Operating earnings                                       $   192(2)             181(2)         $   146(2)         $   178
Other income-net                                              15                 15                 46                 18
Interest expense                                             (38)               (10)               (10)               (11)
Provision for income taxes                                   (70)               (77)               (68)               (62)
---------------------------------------------------------------------------------------------------------------------------
Net income                                               $    99            $   109            $   114            $   123
===========================================================================================================================
Pro Forma Earnings Per Share                             $  1.44(2)
Pro Forma Earnings Per Share Before Restructuring
   and Spin-Off Costs                                    $  1.74

Shares Outstanding (in millions)                            68.9
===========================================================================================================================

(1) Pro forma information reflects (a) the 68.9 million shares of common stock issued at the date of the spin-off, (b) management's estimate that corporate costs would have been $11 million lower on a stand-alone basis than those allocated to the Automotive Business by Rockwell and (c) $28 million of interest expense at 6 percent for the year ended September 30, 1997 related to the debt incurred by the company in connection with the $445 million Pre-Distribution Payment to Rockwell.

(2) Operating earnings for pro forma and actual fiscal 1997 includes restructuring and spin-off costs of $29 million ($21 million after-tax or $.30 per share on a pro-forma basis) and for fiscal 1996 include restructuring costs of $36 million ($24 million after-tax).

                                  19 Meritor Automotive, Inc. 1997 Annual Report



The following charts depict Heavy Vehicle Systems and Light Vehicle Systems sales by product and geographic region for the fiscal year ended September 30, 1997:

                              HEAVY VEHICLE SYSTEMS

[PIE CHART]                   - TRUCK AND TRAILER                65%
                                AXLES AND BRAKES

                              - OFF-HIGHWAY, SPECIALTY AND       26%
                                MILITARY VEHICLE PRODUCTS

                              - TRANSMISSIONS, CLUTCHES,          9%
                                DRIVELINES AND OTHER
                                PRODUCTS

                                MEMO: AFTERMARKET SALES
                                REPRESENTED 15% OF TOTAL
                                HEAVY VEHICLES SYSTEMS
                                SALES.

1997 SALES BY PRODUCT

[PIE CHART]                   - NORTH AMERICA                    75%
                              - EUROPE                           17%
                              - SOUTH AMERICA                     5%
                              - ASIA-PACIFIC                      3%

 1997 SALES BY
GEOGRAPHIC REGION

                              LIGHT VEHICLE SYSTEMS

[PIE CHART]                   - ROOF SYSTEMS                     31%
                              - DOOR SYSTEMS                     29%
                              - ACCESS CONTROL SYSTEMS           14%
                              - SUSPENSION PRODUCTS              12%
                              - STEEL WHEELS                     11%
                              - SEAT ADJUSTING SYSTEMS            3%

1997 SALES BY PRODUCT

[PIE CHART]                   - EUROPE                           51%
                              - NORTH AMERICA                    34%
                              - SOUTH AMERICA                    11%
                              - ASIA-PACIFIC                      4%

 1997 SALES BY
GEOGRAPHIC REGION

1997 COMPARED TO 1996

Sales for fiscal 1997 were up by $165 million, or 5 percent, above fiscal 1996.

     Heavy Vehicle Systems product sales grew to nearly $2 billion in fiscal 1997, an increase of $130 million, or 7 percent, over fiscal 1996. This sales growth was driven largely by increased sales in North America which benefited from higher sales in the aftermarket as well as greater market penetration by our truck drivetrain products and trailer axle and brake products. Sales also increased in emerging markets including Brazil and China, while sales declined in Europe, where industry volumes were lower.


     Light Vehicle Systems product sales in fiscal 1997 increased $35 million, or 3 percent, over fiscal 1996. The sales performance is linked to ongoing growth in North America, offset somewhat by a decline in European sales, due principally to the currency translation impact of a strong U. S. dollar in fiscal 1997 and decreased sunroof demand. North American sales growth of 13 percent in generally flat light vehicle markets was chiefly the result of stronger market penetration in steel wheels and door, suspension and seat adjusting systems products.

     Gross margin for fiscal 1997 improved $41 million, or 10 percent, over fiscal 1996. Operating earnings for fiscal

Meritor Automotive, Inc. 1997 Annual Report 20



CHIEF FINANCIAL OFFICER'S REVIEW
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT'D)

1997, before restructuring and spin-off costs of $29 million in fiscal 1997 and restructuring costs of $36 million in fiscal 1996, increased $28 million, or 15 percent, over fiscal 1996. This growth in gross margin and operating earnings is due principally to the fiscal 1996 restructuring program as well as other productivity and cost improvement programs. The company expects that the ongoing cost reduction and productivity improvement programs, together with global plans to launch new products, will further strengthen its ability to achieve its sales growth and profitability goals.

     In fiscal 1997, the company recorded a $21 million ($16 million after-tax) restructuring charge related to workforce reductions and other manufacturing cost reduction programs, mostly outside the United States. The provision includes severance and other employee costs of $16 million and other facility-related costs of $5 million. These actions, which are already in process, are expected to reduce ongoing operating costs by an estimated $10 million per year, beginning in fiscal 1998. The company also recorded an $8 million ($5 million after-tax) charge in fiscal 1997 related to costs associated with its spin-off from Rockwell including costs for communications, brand advertising, recruitment and other professional services. Operating margins before the restructuring and spin-off costs were 6.3 percent in fiscal 1997, as compared to 5.8 percent in fiscal 1996, principally due to higher sales of higher margin aftermarket products, continued improvement in production processes and cost improvements from the 1996 restructuring, which offset investments in new product development, continuing launch costs related to seat adjusting systems products and higher engineering costs. Selling, general and administrative expenses in fiscal 1997 increased $13 million, or 6 percent, over fiscal 1996, due to increased sales volume and increased spending on information technology projects.

     Other income in fiscal 1997 decreased $31 million from fiscal 1996, primarily due to one-time gains in fiscal 1996 which included a $14 million ($10 million after-tax) gain on the sale of Brazilian assets and $15 million ($9 million after-tax) from the settlement of certain environmental insurance claims.

     On a pro forma basis, operating earnings for fiscal 1997 would have been $11 million higher than actual fiscal 1997 results, due to a reduction in corporate costs from those allocated by Rockwell compared to management's estimate of stand-alone corporate costs. Pro forma interest expense for fiscal 1997 would have been $28 million higher than actual fiscal 1997 interest expense, due to additional annual interest expense of approximately 6 percent on the borrowings under the Credit Facility related to the Pre-Distribution Payment to Rockwell.

1996 COMPARED TO 1995

Sales for fiscal 1996 were slightly higher than fiscal 1995 principally due to an 11 percent sales increase in Light Vehicle Systems products, which offset a 6 percent decrease in Heavy Vehicle Systems product sales. The increased sales of Light Vehicle Systems products resulted primarily from the expansion of our customer base in the light truck and sport utility vehicle markets in North America. This expansion was fueled by product placement on new vehicle platforms, a strong vehicle market and new product introductions.

     The decrease in sales of Heavy Vehicle Systems products was due to lower vehicle production levels, principally in the North and South American markets. North American heavy truck and trailer production decreased approximately 18 percent from the high levels achieved in 1995. The Brazilian medium-duty and heavy-duty vehicle markets experienced a 38 percent decline due to depressed economic conditions.

     Gross margin for the fiscal 1996 period improved $16 million, or 4 percent, in comparison to the fiscal 1995 period as a result of continued product cost reductions. Operating earnings for fiscal 1996 decreased by 18 percent after restructuring charges of $36 million. The $36 million restructuring charges related to manufacturing cost reduction programs at several locations, mostly outside the United States. The restructuring charges included severance and other employee costs of $22 million, asset impairments of $8 million and other costs of $6 million. Operating earnings before the restructuring charges

                                  21 Meritor Automotive, Inc. 1997 Annual Report



increased $4 million, or 2 percent, from 1995, principally due to continued product cost reductions which were offset by launch costs related to the introduction of door systems and seat adjusting systems products in the North American market and an increase in selling, general and administrative expenses. Selling, general and administrative expenses in fiscal 1996 increased $12 million, or 6 percent, over fiscal 1995, primarily due to higher marketing costs and increased reserves for uncollectible receivables. The increased reserves for uncollectible receivables were established for certain trailer OEM customers, due to the downturn in the trailer industry and such customers' financial condition.

     Other income in fiscal 1996 increased by $28 million as compared to fiscal 1995 primarily due to a $14 million gain on the sale of Brazilian assets and $15 million of proceeds from the settlement of certain environmental insurance claims.

INCOME TAXES

The company's effective income tax rate in fiscal 1997 was 41.3 percent compared to 37.6 percent in fiscal 1996 and 33.4 percent in fiscal 1995. The higher tax rate in fiscal 1997 was due primarily to a lower level of foreign net operating loss utilization in fiscal 1997 and a refund of certain foreign income taxes in fiscal 1996 (see Note 16 to Notes to Consolidated Financial Statements). The lower tax rate in 1995 was due principally to the realization of foreign net operating loss carryforwards combined with relatively higher levels of U.S. taxable income related to improved sales in the North American truck markets.

ENVIRONMENTAL MATTERS

Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes and other activities affecting the environment have had and will continue to have an impact on the manufacturing operations of Meritor. Thus far, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on the company's liquidity and capital resources, competitive position or financial statements. In connection with the Distribution, the company assumed all liabilities in respect of environmental matters related to current and former operations of the Automotive Business.

     Meritor has been designated as a potentially responsible party at three Superfund sites, excluding sites as to which Meritor's records disclose no involvement or as to which Meritor's potential liability has been fully determined. Management estimates the total reasonably possible costs Meritor could incur for the remediation of Superfund sites at September 30, 1997, to be about $19 million, of which $12 million has been accrued.

     Various other lawsuits, claims and proceedings have been asserted against Meritor alleging violation of federal, state and local environmental protection requirements, or seeking remediation of alleged environmental impairments, principally at previously disposed of properties. For these matters, management has estimated the total reasonably possible costs Meritor could incur at September 30, 1997, to be about $28 million. The company has recorded environmental accruals for these matters of $13 million.

     At September 30, 1997, Meritor had no receivables recorded from third parties related to environmental matters.

     Based on its assessment and after consulting with the general counsel of the company, management believes that the company's expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the company's liquidity and capital resources, competitive position or financial statements. Management cannot assess the possible effect of compliance with future requirements.

INTERNATIONAL OPERATIONS

Nearly one-half of Meritor's total assets and 41 percent of sales for the year ended September 30, 1997, were outside North America, primarily in France, the United Kingdom, Germany, Brazil and Italy. The borrowings utilized to

Meritor Automotive, Inc. 1997 Annual Report 22



CHIEF FINANCIAL OFFICER'S REVIEW
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT'D)

finance the Pre-Distribution Payment to Rockwell have been incurred primarily in the United States, Canada, Italy and the United Kingdom. Management believes that international operations have significantly benefited the financial performance of the company.

     The company's international operations are subject to a number of risks inherent in operating abroad, including risks with respect to currency exchange rate fluctuations, local economic and political conditions, disruptions of capital and trading markets, restrictive governmental actions, changes in legal or regulatory requirements, import or export licensing requirements, limitations on the repatriation of funds, difficulty in obtaining distribution and support, nationalization, the laws and policies of the United States affecting trade, foreign investment and loans and tax laws. There can be no assurance that these factors will not have a material adverse impact on the company's ability to increase or maintain its foreign sales or on its financial condition or results of operations.

     The company enters into foreign currency forward exchange contracts to minimize risk of loss from currency exchange rate fluctuations on firm and identifiable foreign currency commitments entered into in the ordinary course of business. The company has not experienced nor does it anticipate any material adverse effect on its results of operations or financial condition related to these foreign currency forward exchange contracts. The company has not entered into foreign currency forward exchange contracts for other purposes, and the company's financial condition and results of operations could be affected (negatively or positively) by currency fluctuations.

YEAR 2000

The company has developed plans to address issues related to the impact of the year 2000 on its computer systems. Financial and operational systems have been assessed and plans are being developed to address systems modification requirements. The financial impact of making the required systems changes is not expected to be material to the company's consolidated financial position, results of operations or cash flows.

CAUTIONARY STATEMENT

This Management's Discussion and Analysis as well as other sections of this Annual Report contain statements relating to future results of the company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to global economic and market conditions; the demand for commercial, specialty and light vehicles for which the company supplies products; risks inherent in operating abroad; OEM program delays; demand for and market acceptance of new and existing products; successful development of new products; reliance on major OEM customers; labor relations of the company, its customers and suppliers; and competitive product and pricing pressures, as well as other risks and uncertainties, such as those described under International Operations and those detailed herein and from time to time in the filings of the company with the Securities and Exchange Commission.

                                 23  MERITOR AUTOMOTIVE, INC. 1997 ANNUAL REPORT


INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS AND SHAREOWNERS OF MERITOR AUTOMOTIVE, INC.:

We have audited the accompanying consolidated and combined balance sheets of Meritor Automotive, Inc. and subsidiaries (formerly the Automotive Business of Rockwell International Corporation -- see Note 1) as of September 30, 1997 and 1996, and the related consolidated and combined statements of income, shareowners' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of Meritor Automotive, Inc. and subsidiaries at September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Detroit, Michigan
November 12, 1997

MERITOR AUTOMOTIVE, INC. 1997 ANNUAL REPORT  24


MERITOR AUTOMOTIVE, INC.
STATEMENT OF CONSOLIDATED INCOME


(Dollars In Millions)

--------------------------------------------------------------------------------
                                                   YEAR ENDED SEPTEMBER 30,
                                                1997         1996         1995
--------------------------------------------------------------------------------
Sales                                         $ 3,309      $ 3,144      $ 3,125
Cost of sales                                   2,871        2,747        2,744
GROSS MARGIN                                      438          397          381
Selling, general and administrative               228          215          203
Restructuring and spin-off costs                   29           36           --
OPERATING EARNINGS                                181          146          178
Other income-net                                   15           46           18
Interest expense                                  (10)         (10)         (11)
INCOME BEFORE INCOME TAXES                        186          182          185
Provision for income taxes                         77           68           62
--------------------------------------------------------------------------------
NET INCOME                                    $   109      $   114      $   123
================================================================================

See notes to consolidated financial statements.

                                 25  MERITOR AUTOMOTIVE, INC. 1997 ANNUAL REPORT


MERITOR AUTOMOTIVE, INC.
CONSOLIDATED BALANCE SHEET


(Dollars In Millions)

----------------------------------------------------------------------------------------------
                                                                               SEPTEMBER 30,
ASSETS                                                                       1997        1996
----------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash                                                                       $   133     $    74
Receivables (less allowance for doubtful accounts: 1997, $9; 1996, $14)        563         485
Inventories                                                                    327         294
Other current assets                                                           128         129
----------------------------------------------------------------------------------------------
Total current assets                                                         1,151         982
----------------------------------------------------------------------------------------------
NET PROPERTY                                                                   635         643
----------------------------------------------------------------------------------------------
OTHER ASSETS                                                                   216         205
----------------------------------------------------------------------------------------------
TOTAL ASSETS                                                               $ 2,002     $ 1,830
==============================================================================================

LIABILITIES AND SHAREOWNERS' EQUITY

CURRENT LIABILITIES
Short-term debt                                                            $    21     $     8
Accounts payable                                                               501         441
Accrued compensation and benefits                                              129         124
Accrued income taxes                                                            88           3
Other current liabilities                                                      177         166
----------------------------------------------------------------------------------------------
Total current liabilities                                                      916         742
----------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                 465          24
ACCRUED RETIREMENT BENEFITS                                                    387         391
OTHER LIABILITIES                                                               46          45

MINORITY INTERESTS                                                              37          29

SHAREOWNERS' EQUITY
Rockwell's net investment                                                       --         643
Common Stock (68.9 million shares issued and outstanding)                       69          --
Additional paid-in capital                                                     154          --
Cumulative currency translation adjustments                                    (72)        (44)
----------------------------------------------------------------------------------------------
Total shareowners' equity                                                      151         599
----------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                                  $ 2,002     $ 1,830
==============================================================================================

See notes to consolidated financial statements.

MERITOR AUTOMOTIVE, INC. 1997 ANNUAL REPORT  26


MERITOR AUTOMOTIVE, INC.
STATEMENT OF CONSOLIDATED CASH FLOWS


(Dollars In Millions)

-------------------------------------------------------------------------------------------------------
                                                                               YEAR ENDED SEPTEMBER 30,
                                                                               1997      1996      1995
-------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                    $ 109     $ 114     $ 123
Adjustments to net income to  arrive at cash
   provided by operating activities:
     Depreciation and amortization                                              100       102        97
     Gain on sale of property and businesses                                     (3)      (19)       (5)
     Restructuring, net of expenditures                                          20        26        --
     Deferred income taxes                                                       (4)      (18)       (9)
     Net pension expense, net of contributions                                   19        23        26
     Changes in assets and liabilities, excluding effects of acquisitions, divestitures and foreign currency adjustments:
       Receivables                                                             (103)      (32)      (33)
       Inventories                                                              (40)       19       (39)
       Accounts payable                                                          80        24        56
       Other assets and liabilities                                              23       (42)      (13)
-------------------------------------------------------------------------------------------------------
     CASH PROVIDED BY OPERATING ACTIVITIES                                      201       197       203
-------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                                                           (119)     (144)     (119)
Acquisitions of businesses and investments                                      (16)      (15)      (19)
Proceeds from the disposition of property and businesses                          8        58        11
-------------------------------------------------------------------------------------------------------
     CASH USED FOR INVESTING ACTIVITIES                                        (127)     (101)     (127)
-------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Increase (decrease) in short-term borrowings                                     17        (3)       --
Payments of long-term debt                                                       (6)       (7)      (11)
Long-term borrowings                                                            445        --         2
-------------------------------------------------------------------------------------------------------
   Net increase (decrease) in debt                                              456       (10)       (9)
Pre-Distribution Payment to Rockwell                                           (445)       --        --
Transfer from Rockwell -- Distribution tax obligation                            58        --        --
Net transfers to Rockwell                                                       (84)      (74)      (71)
-------------------------------------------------------------------------------------------------------
     CASH USED FOR FINANCING ACTIVITIES                                         (15)      (84)      (80)
-------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                                      59        12        (4)
CASH AT BEGINNING OF YEAR                                                        74        62        66
-------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                                           $ 133     $  74     $  62
=======================================================================================================

See notes to consolidated financial statements.

                                 27  MERITOR AUTOMOTIVE, INC. 1997 ANNUAL REPORT


MERITOR AUTOMOTIVE, INC.
STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY


(Dollars In Millions)

--------------------------------------------------------------------------------
                                                       YEAR ENDED SEPTEMBER 30,
                                                       1997      1996      1995
--------------------------------------------------------------------------------
COMMON STOCK
Beginning balance                                     $  --     $  --     $  --
Distribution of Meritor shares                           69        --        --
--------------------------------------------------------------------------------
Ending balance                                           69        --        --
--------------------------------------------------------------------------------

ADDITIONAL PAID-IN CAPITAL
Beginning balance                                        --        --        --
Distribution of Meritor shares                          154        --        --
--------------------------------------------------------------------------------
Ending balance                                          154        --        --
--------------------------------------------------------------------------------

CUMULATIVE CURRENCY TRANSLATION ADJUSTMENTS
Beginning balance                                       (44)      (42)      (42)
Net translation adjustments                             (28)       (2)       --
--------------------------------------------------------------------------------
Ending balance                                          (72)      (44)      (42)
--------------------------------------------------------------------------------

ROCKWELL'S NET INVESTMENT
Beginning balance                                       643       603       551
Net income                                              109       114       123
Net transfers to Rockwell                               (84)      (74)      (71)
Pre-Distribution Payment to Rockwell                   (445)       --        --
Distribution of Meritor shares                         (223)       --        --
--------------------------------------------------------------------------------
Ending balance                                           --       643       603
--------------------------------------------------------------------------------

TOTAL SHAREOWNERS' EQUITY                             $ 151     $ 599     $ 561
================================================================================

See notes to consolidated financial statements.

MERITOR AUTOMOTIVE, INC. 1997 ANNUAL REPORT  28


MERITOR AUTOMOTIVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  BASIS OF PRESENTATION

Meritor Automotive, Inc. (the company or Meritor) is a leading global supplier of a broad range of components and systems for use in commercial, specialty and light vehicles. The company (formerly named 111 Holdings, Inc.) became an independent, publicly-held company on September 30, 1997 (the Distribution
Date), when Rockwell International Corporation (Rockwell) spun off its automotive businesses as an independent publicly-traded company by distributing all of the issued and outstanding shares of the company to Rockwell's shareowners on the basis of one share of the company's common stock for every three shares of Rockwell common stock outstanding (the Distribution). Prior to the Distribution Date, the company made a payment of approximately $445 million in cash to Rockwell through a combination of dividends and other payments, including repayments of intercompany indebtedness (collectively, the Pre-Distribution Payment). The Pre-Distribution Payment was funded through borrowings under the new revolving Credit Facility (see Note 9) that the company has entered into with a group of banks. Rockwell and the company have entered into a number of agreements to facilitate the transition of Meritor to an independent company.

   The accompanying financial statements present the consolidated financial position of Meritor and its consolidated subsidiaries as of September 30, 1997. For all periods prior to the Distribution Date, the consolidated financial statements present the combined historical financial position, results of operations and cash flows of the ongoing automotive businesses of Rockwell (the Automotive Business) that were spun off, and are not necessarily indicative of what the financial position, results of operations or cash flows would have been had the company been an independent public company during the periods presented.

   The financial statements of Meritor have been prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform with current year presentation.

   Rockwell provides certain services to Meritor's United States businesses, including payroll and employee benefits administration, data processing, and telecommunications services. Rockwell administers certain programs in which the company's United States operations participate, including active medical and insurance programs. Costs for these services and programs are billed to Meritor based on actual usage and are included in Meritor's statement of income. These costs totaled $21 million, $25 million and $27 million in fiscal years 1997, 1996 and 1995, respectively. Management believes that the methods of billing those costs are reasonable and that the costs charged to Meritor are approximately that which would be incurred on a stand-alone basis.

   Rockwell also provided management services to Meritor, including corporate oversight, financial, legal, tax, corporate communications and human resources. The costs of providing these services are included in selling, general, and administrative expense on the statement of income and were $28 million, $27 million and $34 million in fiscal years 1997, 1996 and 1995, respectively. These costs have been allocated to Meritor based on Meritor's sales in proportion to total Rockwell sales. Management believes that the method of allocating these costs to Meritor is reasonable. Management estimates the cost of providing these services on a stand-alone basis to be approximately $17 million per year (see
Note 21).

   Meritor's United States and certain of its non-U.S. operations participated in Rockwell's centralized cash management systems wherein receipts are centrally deposited and disbursements are centrally funded. Accordingly, the financial statements exclude cash, debt and interest income and expense for operations in countries that participated in Rockwell's centralized cash management systems. The

                                 29  MERITOR AUTOMOTIVE, INC. 1997 ANNUAL REPORT


balance sheet includes cash for those locations that did not participate in Rockwell's cash management systems, principally non-U.S. operations and non-wholly owned subsidiaries, and approximately $60 million related to Canadian income tax liabilities (see Note 16). Accounts payable includes $11 million and $22 million as of September 30, 1997 and 1996, respectively, related to outstanding checks drawn on centralized disbursement accounts.


2.  ACCOUNTING POLICIES

JOINT VENTURES AND INTERCOMPANY TRANSACTIONS

Investments in affiliates which are not majority-owned are reported using the equity method. The accounts and results of operations of majority-owned subsidiaries where ownership is greater than 50 percent are included in the consolidated results and are offset by a related minority interest expense and liability recorded for the minority interest ownership where ownership is less than 100 percent. All significant accounts and transactions between Meritor locations have been eliminated. Intercompany accounts receivable and payable between Meritor and Rockwell or its subsidiaries as of the Distribution Date have been canceled or otherwise eliminated.

FOREIGN CURRENCY

Local currencies are considered the functional currencies outside the United States except for subsidiaries located in countries with highly inflationary economies. For operations reporting in local currencies, assets and liabilities are translated at year-end exchange rates with cumulative translation adjustments included as a component of shareowners' equity. Income and expense items are translated at average rates of exchange during the year. For operations in countries with highly inflationary economies in which the U.S. dollar is considered the functional currency, certain financial statement amounts are translated at historic exchange rates with all other assets and liabilities translated at year-end exchange rates. These translation adjustments are reflected in the Statement of Consolidated Income.

INVENTORIES

Inventories are stated at the lower of cost (using LIFO, FIFO, or average methods) or market (determined on the basis of estimated realizable values).

TOOLING

Costs incurred by the company for certain engineering and tooling projects, principally for passenger car and light truck products, for which customer reimbursement is anticipated are classified as other current assets on the accompanying balance sheet. Provisions for losses are provided at the time management anticipates costs to exceed anticipated customer reimbursement. Company-owned tooling is classified as property and depreciated over its expected life or the life of the related vehicle platform, whichever is shorter.

PROPERTY

Property is stated at cost. Depreciation of property is based on estimated useful lives generally using the straight-line method. Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs, as well as renewals of minor amounts, are charged to expense.

INTANGIBLE ASSETS

Goodwill represents the excess of the cost of purchased businesses over the fair value of their net assets at the date of acquisition and is amortized using the straight-line method over periods ranging from 5 to 40 years.

IMPAIRMENT OF LONG-LIVED ASSETS

Meritor evaluates the carrying value of long-lived assets for possible impairment in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

   Management reviews periodically the realizability of goodwill and other intangible assets based on an evaluation of remaining useful lives, cash flows and profitability projections and has determined that there is no impairment at September 30, 1997.

MERITOR AUTOMOTIVE, INC. 1997 ANNUAL REPORT  30


MERITOR AUTOMOTIVE, INC.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONT'D)


REVENUE RECOGNITION

Revenues are generally recognized upon shipment of products to customers.

ENVIRONMENTAL MATTERS

Meritor records accruals for environmental issues in the accounting period in which its responsibility is established and the cost can be reasonably estimated. At environmental sites in which more than one potentially responsible party has been identified, the company records a liability for its allocable share of costs related to its involvement with the site as well as an allocable share of costs related to insolvent parties or unidentified shares. At environmental sites in which Meritor is the only responsible party, the company records a liability for the total estimated costs of remediation before consideration of recovery from insurers or other third parties. If recovery from a third party is determined to be probable, the company records a receivable for the estimated recovery.

NEW ACCOUNTING STANDARDS

The company adopted Statement of Financial Accounting Standards No. 123 (SFAS
123), "Accounting for Stock-Based Compensation," in 1997. This standard gives entities the choice of recognizing stock-based compensation by adopting the new fair value method or continuing to measure compensation expense using the intrinsic value approach under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." The company has chosen to account for stock-based compensation under APB No. 25 and adopt the disclosure-only provisions of SFAS 123 (see Note 12).

   In October 1996, the American Institute of Certified Public Accountants issued Statement of Position No. 96-1, "Environmental Remediation Liabilities," which is effective for fiscal year 1998. Management does not expect adoption of this statement to have a material effect on the financial statements.

3. RESTRUCTURING AND SPIN-OFF COSTS

In 1997, the company recorded restructuring charges of $21 million ($16 million after-tax) related to workforce reductions and other manufacturing cost reduction programs, mostly outside the United States. The provision includes severance and other employee costs of $16 million related to 640 employees and other facility-related costs of $5 million. Approximately $1 million had been paid by September 30, 1997 and the remaining restructuring actions are expected to be substantially completed by the end of the 1998 fiscal year.

   The company also recorded spin-off costs of $8 million ($5 million after-tax) associated with start-up activities of the new company. These activities included communications, brand advertising, recruitment and other professional services.

   In 1996, the company recorded restructuring charges of $36 million ($24 million after-tax) for manufacturing cost reduction programs, mostly outside the United States. The provision includes severance and other employee costs of $22 million related to 1,400 employees, asset impairments of $8 million and other costs of $6 million. The restructuring actions had been substantially completed at September 30, 1997.


4. INVENTORIES

Inventories are summarized as follows (in millions):

--------------------------------------------------------------------------------
                                                                 SEPTEMBER 30,
                                                              1997          1996
--------------------------------------------------------------------------------
Finished goods                                                $117          $114
Work in process                                                146           146
Raw materials, parts, and supplies                             116            88
--------------------------------------------------------------------------------
Total                                                          379           348
Less allowance to adjust the carrying
  value of certain inventories (1997,
  $150; 1996, $125) to a LIFO basis                             52            54

Inventories                                                   $327          $294
================================================================================

                                 31  MERITOR AUTOMOTIVE, INC. 1997 ANNUAL REPORT


5. OTHER CURRENT ASSETS

Other current assets are summarized as follows (in millions):

--------------------------------------------------------------------------------
                                                                SEPTEMBER 30,
                                                            1997            1996
--------------------------------------------------------------------------------
Current deferred income
  taxes (see Note 16)                                       $ 85            $ 84
Customer tooling                                              20              21
Prepaid expenses                                              13              11
Other                                                         10              13
--------------------------------------------------------------------------------
Other current assets                                        $128            $129
================================================================================

6. PROPERTY

Property is summarized as follows (in millions):

--------------------------------------------------------------------------------
                                                               SEPTEMBER 30,
                                                           1997            1996
--------------------------------------------------------------------------------
Property at cost:
   Land and land improvements                             $   31          $   32
   Buildings                                                 278             282
   Machinery and equipment                                   985             950
   Company-owned tooling                                     195             188
   Construction in progress                                   93             106
--------------------------------------------------------------------------------
Total                                                      1,582           1,558
Less accumulated depreciation                                947             915
--------------------------------------------------------------------------------
Property, net                                             $  635          $  643
================================================================================

7. OTHER ASSETS

Other assets are summarized as follows (in millions):

--------------------------------------------------------------------------------
                                                                SEPTEMBER 30,
                                                              1997          1996
--------------------------------------------------------------------------------
Net deferred income taxes
  (see Note 16)                                               $ 71          $ 77
Goodwill (net of accumulated
  amortization of: 1997, $22;
  1996, $18)                                                    42            45
Investments in affiliates                                       43            38
Prepaid pension costs (see Note 14)                             29            26
Other                                                           31            19
--------------------------------------------------------------------------------
Other assets                                                  $216          $205
================================================================================

8. OTHER CURRENT LIABILITIES

Other current liabilities are summarized as follows (in millions):

--------------------------------------------------------------------------------
                                                                SEPTEMBER 30,
                                                            1997            1996
--------------------------------------------------------------------------------
Accrued product warranties                                  $ 95            $ 96
Accrued taxes other than
  income taxes                                                28              24
Accrued restructuring                                         26              19
Other                                                         28              27
--------------------------------------------------------------------------------
Other current liabilities                                   $177            $166
================================================================================

MERITOR AUTOMOTIVE, INC. 1997 ANNUAL REPORT  32


MERITOR AUTOMOTIVE, INC.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONT'D)


9. LONG-TERM DEBT

Long-term debt is summarized as follows (in millions):

--------------------------------------------------------------------------------
                                                                SEPTEMBER 30,
                                                             1997           1996
--------------------------------------------------------------------------------
Bank revolving Credit Facility                               $447           $ --
Other                                                          18             24
--------------------------------------------------------------------------------
Long-term debt                                               $465           $ 24
================================================================================

In August 1997, the company entered into a $1 billion five-year unsecured revolving Credit Facility with a group of banks. The bank borrowings were used to fund the $445 million Pre-Distribution Payment to Rockwell. Borrowings are subject to interest based on quoted market rates, principally LIBOR and eurocurrency rates, at the date of borrowing plus an applicable margin which is based on the company's credit rating or financial ratios. In addition, a facility fee, which also varies based upon the company's credit rating or financial ratios, is required on the $1 billion committed amount. At September 30, 1997, the margin over the LIBOR-based and eurocurrency rates was 20 basis points, and the facility fee on the committed amount was 10 basis points. At September 30, 1997, the company was in compliance with all covenants included in the Credit Facility and there were no events of default. Up to $500 million of the Credit Facility is available for eurocurrency loans and up to $100 million is available for the issuance of standby letters of credit.

10. FINANCIAL INSTRUMENTS

Meritor's financial instruments include cash, short- and long-term debt, and foreign currency forward exchange contracts. As of September 30, 1997 and 1996, the carrying values of the company's financial instruments approximated their fair values based on prevailing market prices and rates. It is the policy of Meritor not to enter into derivative financial instruments for speculative purposes. Meritor does enter into foreign currency forward exchange contracts to minimize risk of loss from currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. These commitments related to purchase and sales transactions are generally for terms of less than one year. The foreign currency forward exchange contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. The notional amount of outstanding foreign currency forward exchange contracts aggregated $194 million and $85 million at September 30, 1997 and 1996, respectively. Meritor does not anticipate any material adverse effect on its results of operations or financial position relating to these foreign currency forward exchange contracts.

                                 33  MERITOR AUTOMOTIVE, INC. 1997 ANNUAL REPORT


11. CAPITAL STOCK

The company is authorized to issue 350,000,000 shares of Common Stock, par value $1 per share, and 25 million shares of Preferred Stock, without par value, of which 1 million shares are designated as Series A Junior Participating Preferred Stock (Junior Preferred Stock). Under the Company Rights Plan, a Preferred Share Purchase Right (Right) is attached to each share of Common Stock pursuant to which the holder may, in certain takeover-related circumstances, become entitled to purchase from the company 1/100th of a share of Junior Preferred Stock at a price of $112.50, subject to adjustment. Also, in certain takeover-related circumstances, each Right (other than those held by an acquiring person) will generally be exercisable for shares of Common Stock or stock of the acquiring person having a market value of twice the exercise price. In certain events, each Right may be exchanged by the company for one share of Common Stock or 1/100th of a share of Junior Preferred Stock. The Rights will expire on September 30, 2007, unless earlier exchanged or redeemed at a redemption price of $.01 per Right. Until a Right is exercised, the holder, as such, will have no voting, dividend or other rights as a shareowner of the company.

   The company has reserved 7.7 million shares of Common Stock in connection with its 1997 Long-Term Incentives Plan, Directors Stock Plan and Incentive Compensation Plan.

12. EMPLOYEE STOCK OPTIONS

Under the 1997 Long-Term Incentives Plan (the 1997 LTIP) the company may grant up to 7 million shares of company Common Stock as nonqualified stock options, incentive stock options, stock appreciation rights and restricted stock to key employees. Stock options are exercisable at prices equal to the fair market value of such stock on the dates the options are granted, expire ten years from the date they are granted and generally have a vesting period of three years.

   Pursuant to the 1997 LTIP, effective as of November 19, 1997, the Compensation and Management Development Committee of the Board of Directors approved the grant to employees of stock options to purchase 2.8 million shares at an exercise price of $22.31 per share.

   Options granted under Rockwell's stock option plans during fiscal 1997 to persons who are now Meritor employees have been converted to options to acquire Meritor Common Stock. The conversion was designed to maintain the same aggregate spread between exercise price and market value of the underlying shares immediately before and after the Distribution. At September 30, 1997, converted options for 367,640 Meritor shares were outstanding with a weighted average exercise price of $23.78. None of these options were exercisable at September 30, 1997.

   Under the 1997 LTIP, 3.8 million shares are available for future grant or payments.

   In 1997, the company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for the stock option plans. If the fair value of options granted had been recognized as compensation expense on a straight-line basis over the vesting periods in accordance with the provisions of SFAS 123, pro forma net income would have been $1.1 million lower in 1997 and $.3 million lower in 1996. The fair values of options issued at date of grant were estimated using the Black-Scholes options pricing model utilizing an expected volatility of 26 percent, risk free interest rate of 5.9 percent, expected life of 5 years and an expected dividend yield of 2 percent.

MERITOR AUTOMOTIVE, INC. 1997 ANNUAL REPORT  34


MERITOR AUTOMOTIVE, INC.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONT'D)


13. RETIREMENT MEDICAL PLANS

Meritor has retirement medical plans which cover most of its U.S. and certain non-U.S. employees and provide for medical payments to eligible employees and dependents upon retirement.

   The components of retirement medical expense are as follows (in millions):

--------------------------------------------------------------------------------
                                                 1997         1996         1995
--------------------------------------------------------------------------------
Service cost                                     $  2         $  2         $  2
Interest cost                                      28           27           27
Amortization of
  unrecognized amounts                             (1)          (1)          (3)
--------------------------------------------------------------------------------
Retirement medical expense                       $ 29         $ 28         $ 26
================================================================================

The retirement medical obligation at September 30, 1997 and 1996 is comprised of the following (in millions):

--------------------------------------------------------------------------------
                                                        1997             1996
--------------------------------------------------------------------------------
Accumulated retirement medical obligation:
    Retirees                                           $ 346            $ 336
    Employees eligible to retire                          21               20
    Employees not eligible to retire                      34               35
--------------------------------------------------------------------------------
     Total                                               401              391

Items not yet recognized
  in the balance sheet:
    Plan amendments                                       27               22
    Actuarial (losses) gains:
      Discount rate                                      (54)             (35)
      Health care cost trend                              11               30
      Demographic and other                              (86)            (104)

Recorded liability                                     $ 299            $ 304
================================================================================
Assumptions used
  (June 30 measurement date):
      Discount rate                                      7.5%            7.75%
      Health care cost trend rates                       8.0%*            8.0%*

      *decreasing to 5.5% after 2015

The actuarial losses relating to demographics are due principally to earlier than assumed retirements resulting from plant closures and restructuring actions. The net actuarial losses will be considered in the determination of retirement medical expense in the future.

   Changing the health care cost trend rates by one percentage point would change the accumulated retirement medical obligation at September 30, 1997 by approximately $30 million and would change retirement medical expense by approximately $2 million. Retirement medical payments totaled $36 million, $35 million and $30 million for 1997, 1996 and 1995, respectively.


14. RETIREMENT PENSION PLANS

Prior to the Distribution, Meritor employees participated in a Rockwell pension plan which provides for monthly pension payments to eligible U.S. employees upon retirement. Pension benefits for U.S. salaried employees are based on years of credited service and compensation. Pension benefits for certain U.S. hourly employees are based on years of service and specified benefit amounts.

   In connection with the previous divestiture of its Aerospace and Defense businesses to The Boeing Company (Boeing), Rockwell transferred to Boeing all United States pension plan obligations attributable to retirees of Rockwell, including the Automotive Business, as of January 1, 1996 and a proportionate share of pension plan assets. Rockwell has retained the remaining obligation for vested benefits earned by Meritor participants in the U.S. pension plan and all related assets through the Distribution Date.

   Meritor established a pension plan with substantially similar benefits and which credits participants for service earned with Rockwell. The benefits payable under the Meritor plan will be equal to the difference between the total benefit earned with both companies and the vested benefit obligation retained by Rockwell.

   Certain non-U.S. pension plans, which relate solely to employees and retirees of the Automotive Business, were assumed by Meritor.

                                 35  MERITOR AUTOMOTIVE, INC. 1997 ANNUAL REPORT


Net pension expense consisted of the following (in millions):

--------------------------------------------------------------------------------
                                               1997          1996          1995
--------------------------------------------------------------------------------
Service cost                                   $ 14          $ 16          $ 14
Interest cost                                    17            17            16
Assumed return
  on plan assets                                (13)          (12)          (12)
Amortization of
  unrecognized amounts                            6             4            11
--------------------------------------------------------------------------------
Net pension expense                            $ 24          $ 25          $ 29
================================================================================

The following table reconciles the funded status of the pension assets and liabilities assumed by Meritor to amounts included in the balance sheet (in millions):

                                -----------------------------------------------------
                                           1997                        1996
                                -------------------------   -------------------------
                                 PLANS WITH    PLANS WITH    PLANS WITH    PLANS WITH
                                     ASSETS   ACCUMULATED        ASSETS   ACCUMULATED
                                  EXCEEDING      BENEFITS     EXCEEDING      BENEFITS
                                ACCUMULATED     EXCEEDING   ACCUMULATED     EXCEEDING
                                   BENEFITS        ASSETS      BENEFITS        ASSETS
-------------------------------------------------------------------------------------
Accumulated
  benefit obligation,
  principally vested                  $ 103         $ 105         $  94         $  96
Effects of projected
  compensation
  increases                               8            47             7            41
-------------------------------------------------------------------------------------
Projected benefit
  obligation                            111           152           101           137
Fair value of plan assets               153            31           136            25
-------------------------------------------------------------------------------------
Plan assets in excess
  of (less than)
  projected benefit
  obligation                             42          (121)           35          (112)
Items not yet recognized
  in the balance sheet:
   Net actuarial
     (gains) losses                     (11)           12            (5)           10
   Prior service cost                    13             3            14             3
   Remaining initial
     net asset                          (15)           (3)          (18)           (4)
Unfunded pension
  adjustment                             --            (1)           --            (4)

Prepaid (accrued)
  pension costs at
  September 30                        $  29         $(110)        $  26         $(107)
=====================================================================================

Assumptions used (June 30 measurement date):

--------------------------------------------------------------------------------
                                                       1997               1996
--------------------------------------------------------------------------------
Discount rate                                       7.0-7.75%          7.75-8.0%
Compensation increase rate                           3.5-4.5%           4.0-4.5%
Long-term rate of return
  on plan assets                                         9.0%               9.0%

Meritor employees also participated in certain Rockwell defined contribution savings plans for eligible employees. Expense related to these plans was $5 million for 1997 and $6 million each for 1996 and 1995.


15. OTHER INCOME-NET

Other income-net is comprised of the following (in millions):

--------------------------------------------------------------------------------
                                                   1997        1996        1995
--------------------------------------------------------------------------------
Gain on the sale of property
 and businesses                                    $  3        $ 19        $  5
Equity in earnings of affiliates                     15          11           6
Minority interests                                  (11)        (11)         (8)
Interest income                                       2           4           4
Insurance settlement                                  5          15          --
Other                                                 1           8          11
--------------------------------------------------------------------------------
Other income-net                                   $ 15        $ 46        $ 18
================================================================================

16. INCOME TAXES

A substantial portion of Meritor's results of operations for 1997 and prior years are being included in the consolidated U.S. and combined non-U.S. income tax returns of Rockwell. The remaining results of operations for Meritor will be included in separate Meritor income tax returns. Rockwell has agreed to indemnify Meritor for income tax liabilities and retained the rights to tax refunds relating to any operations included in such consolidated or combined tax returns. Accordingly, the balance sheet does not include

MERITOR AUTOMOTIVE, INC. 1997 ANNUAL REPORT  36


MERITOR AUTOMOTIVE, INC.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONT'D)


current or prior period income tax receivables or payables related to Meritor operations which are included in the consolidated or combined Rockwell income tax returns. The income tax provisions included in the Statement of Consolidated Income have been determined as if Meritor was a separate taxpayer.

   At September 30, 1997, Accrued Income Taxes are primarily comprised of Canadian income taxes incurred in connection with the transfer of assets prior to the Distribution. Rockwell has agreed to indemnify the company for such Canadian income taxes and has provided approximately $60 million of cash for that purpose.

   Prior to the Distribution, Rockwell received a ruling from the United States Internal Revenue Service that the spin-off of the Automotive Business will be tax-free to Rockwell shareowners. The company is responsible for any taxes imposed on Rockwell, the company or Rockwell shareowners if certain actions by or in respect of the company or its shareowners result in the disqualification of the Distribution as a tax-free transaction.

   The components of the provision for income taxes are summarized as follows (in millions):

--------------------------------------------------------------------------------
                                                   1997        1996        1995
--------------------------------------------------------------------------------
Current tax expense:
   United States                                   $ 23        $ 30        $ 19
   Foreign                                           53          48          47
   State and local                                    5           8           5
--------------------------------------------------------------------------------
     Total current tax expense                       81          86          71
--------------------------------------------------------------------------------
Deferred tax (benefit) expense:
   United States                                     (3)        (13)        (12)
   Foreign                                           --          (2)          5
   State and local                                   (1)         (3)         (2)
--------------------------------------------------------------------------------
     Total deferred tax benefit                      (4)        (18)         (9)
--------------------------------------------------------------------------------
Provision for income taxes                         $ 77        $ 68        $ 62
================================================================================

The deferred tax benefit represents the tax impact related to certain accrued expenses, principally restructuring and warranty, that have been recorded for financial statement purposes but are not deductible for income tax purposes until paid. Net deferred income tax benefits included in Other Current Assets in the accompanying balance sheet consist of the tax effects of temporary differences related to the following (in millions):

--------------------------------------------------------------------------------
                                                                 SEPTEMBER 30,
                                                              1997          1996
--------------------------------------------------------------------------------
Accrued product warranties                                     $35           $36
Accrued compensation and benefits                               25            26
Restructuring                                                    7             7
Other-net                                                       18            15
--------------------------------------------------------------------------------
Current deferred income taxes                                  $85           $84
================================================================================

Net deferred income tax benefits included in Other Assets in the accompanying balance sheet consist of the tax effects of temporary differences related to the following (in millions):

--------------------------------------------------------------------------------
                                                              SEPTEMBER 30,
                                                          1997            1996
--------------------------------------------------------------------------------
Accrued retirement medical costs                          $ 103           $ 106
Property                                                    (61)            (65)
Pensions                                                     18              14
Loss and credit carryforwards                                21              19
Other-net                                                     5              18
--------------------------------------------------------------------------------
Subtotal                                                     86              92
Valuation allowance                                         (15)            (15)
--------------------------------------------------------------------------------
Long-term deferred income taxes                           $  71           $  77
================================================================================

                                 37  MERITOR AUTOMOTIVE, INC. 1997 ANNUAL REPORT


Management believes it is more likely than not that current and long-term deferred tax benefits will reduce future current income tax expense and payments. Significant factors considered by management in its determination of the probability of the realization of the deferred tax benefits included: (a) the historical operating results of the Automotive Business, (b) expectations of future earnings and (c) the extended period of time over which the retirement medical liability will be paid. The valuation allowance represents the amount of tax benefits related to net operating loss carryforwards that management does not believe it is more likely than not that these benefits will be realized in the future. The carryforward periods for $10 million of net operating losses expire between 1998 and 2002, virtually all of which are subject to the valuation allowance. The carryforward period for the remaining net operating losses and for the tax credits is indefinite.

Meritor's effective tax rate was different from the U.S. statutory rate for the reasons set forth below:

--------------------------------------------------------------------------------
                                                  1997         1996         1995
--------------------------------------------------------------------------------
Statutory tax rate                                35.0%        35.0%       35.0%
State and local income taxes                       1.2          2.0         1.2
Foreign income taxes                               3.7          2.3         2.2
Recognition of foreign loss
  carryforwards                                   (1.9)        (2.1)       (6.6)
Tax on undistributed
  foreign earnings                                 2.0          1.0         1.0
Other                                              1.3          (.6)         .6
--------------------------------------------------------------------------------
Effective tax rate                                41.3%        37.6%       33.4%
================================================================================

The foreign income tax component of the effective tax rate for 1997 includes the impact (1.4 percent) of higher foreign operating losses for which no tax benefits were recognized. Included in Other for 1996 is the benefit (2.2 percent) from a refund of certain foreign income taxes.

The income tax provisions were calculated based upon the following components of income before income taxes (in millions):

--------------------------------------------------------------------------------
                                                1997          1996          1995
--------------------------------------------------------------------------------
United States income                            $ 53          $ 43          $ 21
Foreign income                                   133           139           164
--------------------------------------------------------------------------------
Total                                           $186          $182          $185
================================================================================

No provision has been made for U.S., state or additional foreign income taxes related to approximately $124 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested.



17. SUPPLEMENTAL FINANCIAL INFORMATION

--------------------------------------------------------------------------------
(In millions)                                       1997        1996        1995
--------------------------------------------------------------------------------
Statement of income data:
   Maintenance and repairs                           $70         $64         $65
   Research and development                           54          51          58
   Rental expense                                     18          17          19
Statement of cash flows data:
   Interest payments                                 $10         $10         $12
   Income tax payments                                16           7           6


18. CONTINGENT LIABILITIES

Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment have had and will continue to have an impact on the manufacturing operations of Meritor. Thus far, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on Meritor's liquidity and capital resources, competitive position or financial statements.

MERITOR AUTOMOTIVE, INC. 1997 ANNUAL REPORT  38


MERITOR AUTOMOTIVE, INC.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONT'D)


   Meritor has been designated as a potentially responsible party at three Superfund sites, excluding sites as to which Meritor's records disclose no involvement or as to which Meritor's potential liability has been finally determined. Management estimates the total reasonably possible costs Meritor could incur for the remediation of Superfund sites at September 30, 1997, to be about $19 million, of which $12 million has been accrued.

   Various other lawsuits, claims, and proceedings have been asserted against Meritor alleging violations of federal, state and local environmental protection requirements, or seeking remediation of alleged environmental impairments, principally at previously disposed of properties. For these matters, management has estimated the total reasonably possible costs Meritor could incur at September 30, 1997, to be about $28 million. Meritor has recorded environmental accruals for these matters of $13 million.

   At September 30, 1997, Meritor had no receivables recorded from third parties related to environmental matters.

   Based on its assessment, management believes that Meritor's expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the company's liquidity and capital resources, competitive position or financial statements. Management cannot assess the possible effect of compliance with future requirements.

   Various other lawsuits, claims and proceedings have been or may be instituted or asserted against Meritor relating to the conduct of its business, including those pertaining to product liability, intellectual property, safety and health and employment matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims, or proceedings may be disposed of unfavorably to Meritor, management believes the disposition of matters which are pending or asserted will not have a material adverse effect on Meritor's financial statements.

   In connection with the Distribution, the company assumed all contingent liabilities (including those in respect of environmental matters) related to current and former operations of the Automotive Business.


19. BUSINESS SEGMENT INFORMATION

Meritor operates in one industry segment, the supply of automotive components and systems for use in commercial, specialty and light vehicles, including:

HEAVY VEHICLE SYSTEMS -- Drivetrain systems and components, including axles, brakes, transmissions, clutches and drivelines, for heavy-duty and medium-duty trucks, trailers, off-highway equipment, buses and coaches, as well as specialty and military vehicles.

LIGHT VEHICLE SYSTEMS -- Electromechanical and other components and systems, including roof, door, access control and seat adjusting systems, as well as suspension components and steel wheels, for passenger cars, light trucks and sport utility vehicles.

SALES BY GEOGRAPHIC AREA
--------------------------------------------------------------------------------
(In millions)                              1997            1996            1995
--------------------------------------------------------------------------------
North America                             $1,948          $1,758          $1,712
Europe                                     1,022           1,094           1,042
South America                                236             206             270
Asia-Pacific                                 103              86             101
--------------------------------------------------------------------------------
Total sales                               $3,309          $3,144          $3,125
================================================================================

                                 39  MERITOR AUTOMOTIVE, INC. 1997 ANNUAL REPORT


There were sales to one original equipment manufacturer in 1997 and 1996 and sales to two original equipment manufacturers in 1995 that represented 10 percent or more of the company's total sales. Sales to customer A were 11 percent in 1997 and 1996 and 10 percent in 1995. Sales to customer B were 10 percent in 1995.

EARNINGS BY GEOGRAPHIC AREA
--------------------------------------------------------------------------------
(In millions)                                 1997          1996          1995
--------------------------------------------------------------------------------
North America                                 $ 141         $ 102         $  74
Europe                                           56            73            81
South America                                     7             1            16
Asia-Pacific                                      6             6             7
Restructuring and
   spin-off costs                               (29)          (36)           --
--------------------------------------------------------------------------------
Operating earnings                              181           146           178
Other income-net                                 15            46            18
Interest expense                                (10)          (10)          (11)
Provision for income taxes                      (77)          (68)          (62)
Net income                                    $ 109         $ 114         $ 123
================================================================================

IDENTIFIABLE ASSETS BY GEOGRAPHIC AREA
--------------------------------------------------------------------------------
(In millions)                              1997            1996            1995
--------------------------------------------------------------------------------
North America                             $1,131          $  962          $  912
Europe                                       566             590             569
South America                                192             188             209
Asia-Pacific                                 113              90              76
--------------------------------------------------------------------------------
Total                                     $2,002          $1,830          $1,766
================================================================================


20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                             1997 FISCAL QUARTERS
--------------------------------------------------------------------------------
(In millions)                  FIRST     SECOND      THIRD     FOURTH      1997
--------------------------------------------------------------------------------
Sales                         $  756     $  822     $  889     $  842     $3,309
Cost of sales                    663        708        764        736      2,871
Net income                        28         34         38          9        109

   Fourth quarter 1997 net income was reduced by a $29 million ($21 million after-tax) charge related to restructuring and spin-off costs.

                                             1996 FISCAL QUARTERS
--------------------------------------------------------------------------------
(In millions)                  FIRST     SECOND      THIRD     FOURTH      1996
--------------------------------------------------------------------------------
Sales                         $  756     $  837     $  804     $  747     $3,144
Cost of sales                    675        724        699        649      2,747
Net income                        22         43         29         20        114

   Fourth quarter 1996 net income was reduced by a $30 million ($20 million after-tax) charge related to restructuring and increased by $15 million ($9 million after-tax) of proceeds from the settlement of certain environmental insurance claims arising in years prior to 1986.

   Third quarter 1996 net income was reduced by a $6 million ($4 million after-tax) charge related to restructuring.

   Second quarter 1996 net income was increased by an $11 million ($8 million after-tax) gain on the sale of a product line.

MERITOR AUTOMOTIVE, INC. 1997 ANNUAL REPORT  40


MERITOR AUTOMOTIVE, INC.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONT'D)


21. PRO FORMA SALES AND EARNINGS (UNAUDITED)

   The following unaudited pro forma financial data is presented as though the Distribution occurred as of October 1, 1996. Pro forma information reflects (a) the 68.9 million shares of common stock issued at the date of the spin-off, (b) management's estimate that corporate costs would have been $11 million lower on a stand-alone basis than those allocated to the Automotive Business by Rockwell and (c) $28 million of interest expense at 6 percent for the year ended September 30, 1997, related to the debt incurred by the company in connection with the $445 million Pre-Distribution Payment to Rockwell. The unaudited pro forma financial data is not necessarily indicative of the financial results of the company had the Distribution occurred on October 1, 1996.


                                                            1997 QUARTERS
--------------------------------------------------------------------------------------------
(In millions, except per share amounts)     FIRST    SECOND     THIRD    FOURTH        TOTAL
--------------------------------------------------------------------------------------------
Sales                                      $  756    $  822    $  889    $  842       $3,309
Pro Forma Operating Earnings                   42        61        69        20(1)       192(1)
Pro Forma Net Income                           25        33        35         6           99

Pro Forma Earnings Per Share               $  .36    $  .48    $  .51    $  .09       $ 1.44
============================================================================================

Pro Forma Earnings Per Share Before
Restructuring and Spin-Off Costs           $  .36    $  .48    $  .51    $  .39       $ 1.74
============================================================================================

(1) Includes restructuring and spin-off costs of $29 million ($21 million after-tax).

                                 41  MERITOR AUTOMOTIVE, INC. 1997 ANNUAL REPORT


MERITOR AUTOMOTIVE, INC.
SELECTED FINANCIAL DATA


----------------------------------------------------------------------------------------------------------
(Dollars In Millions)                                         FISCAL YEAR ENDED SEPTEMBER 30,
                                                 1997          1996          1995       1994         1993
----------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Sales                                          $ 3,309       $ 3,144       $ 3,125     $ 2,653     $ 2,358
Gross margin                                       438           397           381         282         282
Selling, general, and administrative               228           215           203         191         182
Operating earnings                                 181(1)        146(1)        178          91         100
As a percent of sales:
  Gross margin                                    13.2%         12.6%         12.2%       10.6%       12.0%
  Selling, general, and administrative             6.9%          6.8%          6.5%        7.2%        7.7%
  Operating earnings                               5.5%          4.6%          5.7%        3.4%        4.2%
Interest expense                                    10            10            11          12          13
Income before income taxes                         186           182           185          88         102
Net income                                         109           114           123          51          57

FINANCIAL POSITION AT SEPTEMBER 30
Working capital(2)                             $   235       $   240       $   216     $   204     $   185
Property-net                                       635           643           647         617         588
Goodwill                                            42            45            40          30          25
Total assets                                     2,002         1,830         1,766       1,638       1,488
Short-term debt                                     21             8            14          17          28
Long-term debt                                     465            24            31          35           9
Minority interests                                  37            29            24          21          21
Equity                                             151           599           561         509         468

OTHER DATA
EBITDA(3)                                      $   296       $   294       $   293     $   193     $   207
Depreciation and amortization                      100           102            97          93          92
Cash provided by operating activities              201           197           203         156         162
Cash used for investing activities                 127           101           127          99          90
Cash used for financing activities                  15            84            80          41          64
Capital expenditures                               119           144           119         102         100

Employees at year end                           16,900        15,300        16,700      17,200      16,300
Annual sales per employee (in thousands)(4)    $   203       $   198       $   182     $   159     $   150

(1) Operating earnings for fiscal year 1997 and fiscal year 1996 includes restructuring and spin-off costs of $29 million and restructuring costs of $36 million, respectively.

(2) Working capital consists of all current assets and liabilities, including cash and short-term debt.

(3) EBITDA is defined as income before income taxes, plus interest expense, depreciation and amortization. EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other statement of consolidated income or cash flow data computed in accordance with generally accepted accounting principles or as a measure of a company's results of operations or liquidity. Although EBITDA is not defined in generally accepted accounting principles, it is widely used as a measure of a company's operating performance and its ability to service its indebtedness because it assists in comparing performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases and capital structure.

(4) Annual sales per employee is based on the average of the monthly ending number of employees during the year.