Form 10-K405, Exhibit 13
period 1998-09-30
MERITOR AUTOMOTIVE INC
filed 1998-12-18
CIK 1040616

                                                                      EXHIBIT 13


                        CHIEF FINANCIAL OFFICER'S REVIEW
                    MANAGEMENT'S DISCUSSION AND ANALYSIS(1)


OVERVIEW AND OUTLOOK

                  Meritor's first year as a publicly-held company produced record results and exceeded expectations. Fiscal 1998 sales were $3.8 billion, a 16 percent increase over last year's sales of $3.3 billion. Net income for the year was $147 million, or $2.13 per share, an increase of 48 percent as compared with 1997 pro forma net income of $99 million, or $1.44 per share. Operating earnings of $299 million, reflecting operating margins of 7.8 percent, increased $78 million from fiscal 1997 pro forma operating earnings of $221 million before restructuring and spin-off costs, or operating margins of 6.7 percent. Our cash flow from operations increased to $278 million, up $70 million or 34 percent from a year ago. The increase in cash flow has allowed us to reduce our debt significantly, improving our long-term debt to capitalization ratio to 51 percent at September 30, 1998 from 71 percent at September 30, 1997.

         The trends in the automotive supplier industry present both challenges and opportunities. OEMs are becoming increasingly global and are expanding their utilization of outsourcing. In addition, the manufacturing process is moving towards systems and modules. The supplier base is being consolidated both by merger and acquisition activity and by the decision of OEMs to reduce the number of suppliers they utilize. There continue to be opportunities in emerging markets. As a global manufacturer with diverse products, customers and geographic base, technical leadership in core products and financial strength, Meritor is well positioned to take full advantage of these trends. Meritor's envisioned future is to be the partner of choice for those customers who value exceptional service and to be an outstanding provider of quality automotive systems and technology solutions worldwide.

         Enhancing the company's position as an increasingly broad-based supplier in the global automotive components industry, the company recently announced the signing of three definitive agreements for acquisitions. These acquisitions reflect our efforts to expand our presence in Europe and to provide HVS OEM and Worldwide Aftermarket customers with a comprehensive offering of drivetrain systems and components.

         The company signed a definitive agreement to acquire the Heavy Vehicle Braking Systems (HVBS) business of LucasVarity plc for $390 million in cash on November 22, 1998. The LucasVarity HVBS components include air drum and disc brakes, hydraulic brakes, wheel end components and aftermarket products which complement the company's brake systems products. For the fiscal year ended January 31, 1998 the HVBS business of LucasVarity had net sales of approximately $290 million. We expect the HVBS acquisition to add annual sales of approximately $400 million. The transaction is subject to regulatory approvals in the U.S. and Europe and is expected to close in January 1999.

         On December 4, 1998, the company signed a definitive agreement with Volvo Truck Corporation to acquire Volvo's heavy truck axle manufacturing operations based in Lindesberg, Sweden. Under the terms of the agreement, the company will become the primary supplier of heavy duty axles for Volvo's heavy truck operations. The transaction is expected to add annual sales of approximately $200 million with a purchase price of approximately $135 million in cash, $44 million of which is deferred. The transaction is expected to close in December 1998.

         The company also signed a definitive agreement to acquire Euclid Industries on December 7, 1998. Euclid is a leading North American supplier and manufacturer of aftermarket replacement parts for a wide range of medium- and heavy-duty vehicles and has been a premier participant in the North American heavy duty aftermarket. For the fiscal year ended August 31, 1998, Euclid generated sales of more than $100 million. The transaction is subject to regulatory approvals and is expected to close in December 1998.

         Based on our results and the success of our first year, we believe that the company is well-positioned to achieve our stated long-term financial goals to grow internally, on an average annual basis, sales by 8 percent and earnings per share by 15 percent, as well as to improve our long-term debt to capitalization ratio to 45 percent, excluding acquisition activities.


----------
(1) See Note 1 of Notes to Consolidated Financial Statements for the definitions of capitalized terms used and not otherwise defined in this section.

         These long-term goals have been established with the recognition that the industry in which the company operates has been characterized historically by periodic fluctuations in overall demand for commercial, specialty and light vehicles for which the company supplies products, resulting in corresponding fluctuations in demand for products of the company. Accordingly, the company will measure its performance against these long-term financial goals over a multi-year period. Our markets are currently strong, and looking to the first half of fiscal 1999 the outlook remains the same. However, beyond this horizon the outlook is less clear and economic uncertainties around the world may make 1999 a challenging year in many of our global markets. As a result of the diversity and balance of our product portfolio and served markets, we expect to perform well in this environment.

         Meritor began operations separate from Rockwell on September 30, 1997. The financial information included in this annual report for periods prior to September 30, 1997 may not necessarily be indicative of the results of operations, financial position and cash flows of the company had it been a separate, independent company during such periods.

FINANCIAL CONDITION

         Cash flow from operations for fiscal 1998 was $278 million, an increase of 34 percent over the prior year, reflecting the company's strong emphasis on cash generation. Cash flow from operations was $208 million in fiscal 1997 and $197 million in fiscal 1996. Sales growth related to both Heavy Vehicle Systems and Light Vehicle Systems products resulted in an increase in accounts receivables, inventories and accounts payables at the end of each fiscal year.

         The strong cash flows have allowed the company to fund capital expenditures of $139 million in fiscal 1998, $126 million in fiscal 1997 and $144 million in fiscal 1996, as the company continued to invest in the property, plant and equipment needed for future business requirements. Capital expenditures in fiscal 1998 included equipment to support new product introductions, capacity expansion and new production processes. The company expects to spend approximately $150 million for capital expenditures in fiscal 1999.

         Increased cash flow has enabled the company to reduce debt and improve its long-term debt to capitalization ratio by 20 percentage points, to 51 percent at September 30, 1998, from 71 percent a year ago. Pre-tax interest coverage was 7.4x for the year ended September 30, 1998, excluding the interest rate settlement cost of $31 million (see discussion in Results of Operations - 1998 Compared to 1997).

         Standard & Poors and Moody's have assigned "BBB/Baa2" credit ratings, respectively, to the company's debt as of September 30, 1998. On April 9, 1998 the company filed a shelf Registration Statement with the Securities and Exchange Commission covering up to $500 million aggregate principal amount of debt securities that may be offered in one or more series on terms to be determined at the time of sale. The Registration Statement became effective on June 4, 1998. Except as may otherwise be determined at the time of any sales, the net proceeds of any offering would be added to the company's general funds which would be available for general corporate purposes, including the repayment of existing indebtedness, working capital needs, capital expenditures and acquisitions. No debt securities have been issued under the shelf registration at September 30, 1998.

         In fiscal 1998, net cash used for investing activities consisted of the capital expenditures described above, $8 million used to acquire sunroof patents and technologies and to further invest in the company's Chinese heavy axle joint venture with Xuzhou Construction Machinery Axle and Case Co., offset by $17 million of proceeds received from the sale of a long-term note receivable and other property. In fiscal 1997, the $16 million in acquisition of businesses and investments consisted primarily of investments in the company's Chinese heavy axle joint venture. In fiscal 1996, the $101 million of net cash used for investing activities included, in addition to capital expenditures, proceeds of $58 million from the disposition of property and businesses primarily related to the sale of Brazilian assets, and $15 million used for investments in joint ventures.

         Net cash used for financing activities was $216 million in 1998. This amount reflects payments of $222 million to reduce debt under the company's revolving Credit Facility, partially offset by a $93 million increase in other borrowings. In addition, the company made net payments of $58 million related to certain Canadian tax obligations incurred in connection with the transfer of assets prior to the Distribution and payments of $29 million of cash dividends, or $.42 per share. In November 1998, the Board of Directors declared a $.105 per share quarterly dividend payable in December 1998. Net cash used for financing activities for fiscal 1997 was comprised primarily of $445 million of proceeds from borrowings under the Credit Facility used to fund the Pre-Distribution Payment to Rockwell. In addition, $58 million in cash was provided by Rockwell to fund the Canadian tax obligations described above and the company paid $84 million in cash distributions to Rockwell. Net cash used for financing activities was $84 million in 1996, primarily related to cash distributions to Rockwell.

         The company has retirement medical and pension plans which cover most of its United States and certain non-United States employees (see Notes 12 and 13 of Notes to Consolidated Financial Statements). Retirement medical plan payments aggregated $36 million in fiscal 1998, $36 million in fiscal 1997 and $35 million in fiscal 1996 and are expected to approximate $36 million in fiscal 1999. The company made pension plan contributions of $28 million in fiscal 1998, $5 million in fiscal 1997 and $2 million in fiscal 1996. Management expects to fund at least the minimum pension plan contributions required by government regulations for the various plans in fiscal 1999 and anticipates that pension plan funding will be approximately $25 million.

         The company regularly considers various strategic and business opportunities, including acquisitions. Although no assurance can be given as to whether or when any acquisitions will be consummated, if agreement were to be reached, the company could finance such acquisitions by issuance of additional debt or equity securities. The additional debt from any acquisitions, if consummated, would increase the company's debt to capitalization ratio. See Overview and Outlook for information on certain acquisition activities.

         RESULTS OF OPERATIONS

         The following sets forth the sales, operating earnings and net income of the company for the years ended September 30, 1998, 1997 and 1996, as well as pro forma amounts for the year ended September 30, 1997 (dollars in millions, except per share amounts):

                                                         Pro Forma(1)                   Year Ended
                                          Year Ended      Year Ended                   September 30,
                                         September 30,   September 30,         --------------------------
                                             1998            1997                1997               1996
                                             ----            ----                ----               ----
Sales

    Heavy Vehicle Systems                   $ 2,361         $ 1,957            $ 1,957            $ 1,827
    Light Vehicle Systems                     1,475           1,352              1,352              1,317
                                            -------         -------            -------            -------
Total sales                                 $ 3,836         $ 3,309            $ 3,309            $ 3,144
                                            =======         =======            =======            =======

Gross margin                                $   547         $   438            $   438            $   397
                                            =======         =======            =======            =======

Operating earnings                          $   299         $   192(2)             181(2)         $   146(2)
Other income-net                                 20              15                 15                 46
Interest rate settlement cost                   (31)           --                 --                 --
Interest expense                                (43)            (38)               (10)               (10)
Provision for income taxes                      (98)            (70)               (77)               (68)
                                            -------         -------            -------            -------
Net income                                  $   147         $    99            $   109            $   114
                                            =======         =======            =======            =======

Basic and Diluted Earnings Per Share        $  2.13         $  1.44(2)
                                            =======         =======

Basic and Diluted Earning Per Share         $  2.40         $  1.74
Before Special Items(3)                     =======         =======


Shares Outstanding (in millions)               69.0            68.9
                                            =======         =======


(1) Pro forma information reflects (a) the 68.9 million shares of common stock issued at the date of the spin-off from Rockwell, (b) management's estimate that corporate costs would have been $11 million lower on a stand-alone basis for the year ended September 30, 1997 than those allocated by Rockwell to its automotive businesses, and (c) $28 million of interest expense at 6 percent for the year ended September 30, 1997 related to the debt incurred by the company in connection with the $445 million Pre-Distribution Payment to Rockwell.

(2) Operating earnings for pro forma and actual fiscal 1997 include restructuring and spin-off costs of $29 million ($21 million after-tax or $.30 per share on a pro forma basis) and for fiscal 1996 include restructuring costs of $36 million ($24 million after-tax).

(3) Special items include the interest rate settlement cost of $31 million ($19 million after-tax or $.27 per share) recorded in the fourth quarter of fiscal 1998 and restructuring and spin-off costs of $29 million ($21 million after-tax or $.30 per share on a pro forma basis) recorded in the fourth quarter of fiscal 1997.

         The following charts demonstrate the strength, diversity and balance of our product mix, geographic presence and served markets for the fiscal year ended September 30, 1998.

                        [1998 Sales by Product Pi Chart]

                  [1998 Sales by Geographic Region Pi Chart]

                        [1998 Sales by Market Pi Chart]


1998 COMPARED TO 1997

         Sales for fiscal 1998 were $3.8 billion, up $527 million, or 16 percent, above fiscal 1997.

         Heavy Vehicle Systems sales grew to a record $2.4 billion in fiscal 1998, an increase of $404 million, or 21 percent over 1997. Sales increased across all of the company's heavy truck and trailer products, including axles, transmissions, clutches, drivelines and brake systems, primarily as a result of the strong North American heavy truck market, greater market penetration and improved volumes in the aftermarket. Sales also increased in Heavy Vehicle Systems off-highway, government and specialty product lines.

         Light Vehicle Systems also reported record sales for the year of $1.5 billion, an increase of $123 million, or 9 percent over 1997. The sales growth was driven by penetration gains in the door, suspension, access control and seat adjusting systems and wheel product lines and somewhat by higher industry volumes in Europe. This growth was negatively affected by lower European sunroof demand and the adverse impact of currency translation on European sales.

         Gross margin for fiscal 1998 improved $109 million, or 25 percent, over fiscal 1997. Fiscal 1998 operating earnings of $299 million were up 56 percent over pro forma fiscal 1997. Excluding the restructuring and spin-off costs of $29 million recorded in 1997, operating earnings were up 35 percent over the prior year's pro forma operating earnings of $221 million. Operating margins for fiscal 1998 improved to 7.8 percent from last year's pro forma 6.7 percent excluding restructuring and spin-off costs (5.8 percent in fiscal 1997 including restructuring and spin-off costs). This growth reflects the ongoing successful implementation of the company's productivity and cost improvement programs, the strength of the company's global markets and the penetration gains across nearly all of the company's product range.

         The company's productivity and cost improvement programs relate to (i) purchasing, which includes outsourcing non-core manufacturing and using lower cost global sourcing of materials and supply base management; and (ii) manufacturing, which includes shifting production to lower cost facilities, consolidating common processes, improving material flow and investing in capital and systems.

          Selling, general and administrative expenses as a percentage of sales improved slightly from 6.6 percent pro forma in 1997 to 6.5 percent in 1998, despite planned increased investments in information technology. Other income for 1998 was up $5 million over last year primarily due to higher equity income from joint ventures pertaining to the heavy truck and trailer markets.

          In the fourth quarter of fiscal 1998, the company recorded a one-time charge of $31 million ($19 million after-tax) or $.27 per share in connection with the settlement of interest rate agreements. These agreements were entered into in April 1998 to secure interest rates in anticipation of offering debt securities. The planned issuance of these debt securities did not occur, initially due to the consideration of a major acquisition and, subsequently, the instability in the U.S. corporate bond market. These agreements were settled and paid in October 1998 resulting in the charge discussed above.

1997 COMPARED TO 1996

         Sales for fiscal 1997 of $3.3 billion were up by $165 million, or 5 percent, above fiscal 1996.

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

         Light Vehicle Systems product sales in fiscal 1997 of $1.4 billion increased $35 million, or 3 percent, over fiscal 1996. The sales performance was linked to ongoing growth in North America, offset somewhat by a decline in European sales, due principally to the currency translation impact of a strong
U. S. dollar in fiscal 1997 and decreased sunroof demand. North American sales growth of 13 percent in generally flat light vehicle markets was chiefly the result of stronger market penetration in door, suspension, seat adjusting systems and wheel products.

         Gross margin for fiscal 1997 improved $41 million, or 10 percent, over fiscal 1996. Operating earnings for fiscal 1997 increased $35 million, or 24 percent, over fiscal 1996. Excluding restructuring and spin-off costs of $29 million recorded in fiscal 1997 and restructuring costs of $36 million recorded in fiscal 1996, operating earnings for fiscal 1997 increased $28 million, or 15 percent, over fiscal 1996. This growth in gross margin and operating earnings was due principally to the fiscal 1996 restructuring program as well as other productivity and cost improvement programs (previously described).

         In fiscal 1997, the company recorded a $21 million ($16 million after-tax) restructuring charge related to workforce reductions and other manufacturing cost reduction programs, mostly outside the United States. The provision included severance and other employee costs of $16 million and other facility-related costs of $5 million. The company also recorded an $8 million ($5 million after-tax) charge in fiscal 1997 related to costs associated with its spin-off from Rockwell including costs for communications, brand advertising, recruitment and other professional services. Operating margins before the restructuring and spin-off costs were 6.3 percent in fiscal 1997, as compared to 5.8 percent in fiscal 1996, principally due to increased sales of higher margin aftermarket products, continued improvement in production processes and cost improvements from the 1996 restructuring, which offset investments in new product development, continuing launch costs related to seat adjusting systems products and higher engineering costs. Selling, general and administrative expenses in fiscal 1997 increased $13 million, or 6 percent over fiscal 1996, due to increased sales volume and increased spending on information technology projects.

         Other income in fiscal 1997 decreased $31 million from fiscal 1996, primarily due to one-time gains in fiscal 1996 which included a $14 million ($10 million after-tax) gain on the sale of Brazilian assets and $15 million ($9 million after-tax) from the settlement of certain environmental insurance claims.

INCOME TAXES

         The company's effective income tax rate in fiscal 1998 was 40.0 percent compared to 41.3 percent in fiscal 1997 and 37.6 percent in fiscal 1996. The tax rate decline in fiscal 1998 was primarily due to changes in the mix of foreign income. The higher tax rate in fiscal 1997 was due primarily to a lower level of foreign net operating loss utilization in fiscal 1997 and a refund of certain foreign income taxes in fiscal 1996.

ENVIRONMENTAL MATTERS

         Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes and other activities affecting the environment have had and will continue to have an impact on the manufacturing operations of the company. Thus far, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on the company's liquidity and capital resources, competitive position, or financial statements. In connection with the Distribution, the company assumed all liabilities in respect of environmental matters related to current and former operations of Rockwell's automotive businesses.

         The company has been designated as a potentially responsible party at three Superfund sites, excluding sites as to which the company's records disclose no involvement or as to which the company's potential liability has been fully determined. Management estimates the total reasonably possible costs the company could incur for the remediation of Superfund sites at September 30, 1998 to be approximately $16 million, of which $10 million has been accrued.

         Various other lawsuits, claims and proceedings have been asserted against the company alleging violation of federal, state and local environmental protection requirements, or seeking remediation of alleged environmental impairments, principally at previously disposed of properties. For these matters, management has estimated the total reasonably possible costs the company could incur at September 30, 1998 to be approximately $39 million. The company has recorded environmental accruals for these matters of $14 million.

         At September 30, 1998, there were no receivables recorded from third parties related to environmental matters.

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

INTERNATIONAL OPERATIONS

         Nearly one-half of the company's total assets and 38 percent of sales for the year ended September 30, 1998 were outside North America, primarily in France, the United Kingdom, Germany, Brazil and Italy. Borrowings under the company's revolving Credit Facility have been principally in the United States, Canada, Italy and the United Kingdom. Management believes that international operations have significantly benefited the financial performance of the company. However, the company's international operations are subject to a number of risks inherent in operating abroad. There can be no assurance that these risks will not have a material adverse impact on the company's ability to increase or maintain its foreign sales or on its financial condition or results of operations.

         On January 1, 1999, the Euro will become the common currency of eleven countries of the European Union. During a three-year transition period, the present national currencies of these eleven countries will become sub-units of the Euro at fixed exchange rates. The European Union's current plans call for the transition period to be completed by July 1, 2002, at which time the Euro will become the sole legal tender in those participating countries.

         The company is engaged in business in some of the countries that will participate in the European Monetary Union, and sales for fiscal 1998 in these countries were approximately 21 percent of the company's total sales. In addition, the company enters into foreign currency forward exchange contracts with respect to several of the existing currencies that will be subsumed into the Euro and has borrowings in participating currencies primarily under its revolving Credit Facility. The company has analyzed the potential effects of the Euro conversion on competitive conditions, information technology and other systems, currency risks, financial instruments and contracts, and has examined the tax and accounting consequences of Euro conversion, and believes that the conversion will not have a material adverse effect on its business, operations and financial condition.

         The company has begun making the necessary adjustments to accommodate the conversion, including modifications to its information technology systems and programs, pricing schedules and financial instruments. The company expects that all necessary actions will be completed within budget and in a timely manner, and that the costs associated with the conversion to the Euro will not be material.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The company is exposed to foreign currency exchange rate risk inherent in its sales and assets and liabilities denominated in currencies other than the U.S. dollar and interest rate risk associated with the company's debt. The company does enter into foreign currency forward exchange contracts to minimize risk of loss from currency rate fluctuations on firm and identifiable foreign currency commitments entered into in the ordinary course of business. Also, the company may, from time to time, use interest rate agreements in the management of interest rate exposure on selected debt issuances. It is the policy of the company not to enter into derivative financial instruments for speculative purposes.

         The company has performed a sensitivity analysis assuming a hypothetical 10 percent adverse movement in foreign currency exchange rates and interest rates applied to the underlying exposures described above. As of September 30, 1998, the analysis indicated that such market movements would not have a material effect on the company's consolidated financial position, results of operations or cash flows. Actual gains or losses in the future may differ significantly from that analysis, however, based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company's actual exposures.

YEAR 2000 READINESS DISCLOSURE

BACKGROUND

         The company initiated a company-wide year 2000 project to determine whether the company's Information Technology ("IT") and non-IT systems are year 2000 compliant and to identify and implement the remedial actions necessary to effect compliance. None of the company's other IT projects have been significantly delayed due to the year 2000 project. The year 2000 project also includes an assessment of compliance at the supplier and service provider level in order to minimize supply disruptions. In addition, certain of the company's locations are implementing Enterprise Resource Planning systems. It is anticipated that these systems will be in place in early 1999 and will be year 2000 compliant. Because the company's customer base is diverse, fewer resources of the project have been directed to the area of customer compliance.

COMPANY'S STATE OF READINESS

         The project is divided into four major sections - business and engineering, factory floor, IT infrastructure (hardware and software) and supply chain. Each section involves three phases: phase one - identification of risks; phase two - defining the scope of necessary corrections, preparation of related plans and cost estimates and development of contingency plans; and phase three - implementation of decisions to repair, replace or retire the systems in question.

         The consulting firm of Keane, Inc. was engaged to coordinate the year 2000 project for all four major sections and to provide more direct assistance with respect to the business and engineering section and the IT infrastructure section. In addition, the company engaged outside consultants to assist in risk identification, analysis and remediation planning for factory floor operations and to assist in implementing repair and remediation projects at local sites.

         The business and engineering section includes manufacturing, financial applications and remediation projects, critical core business system validation testing, aftermarket systems and supplemental systems. The factory floor section includes shop floor controls and facility systems. The IT infrastructure section includes PC/LAN hardware, software and peripherals; mainframe, midrange and UNIX systems;

engineering workstations; and telecom/global carriers. The supply chain section includes formal communication with the company's significant customers, suppliers and critical service providers. The company estimates that all four areas will be year 2000 compliant by June 30, 1999, with follow-up reviews scheduled through the remainder of 1999.

         The following chart summarizes the status of completion by section for each phase of the project at September 30, 1998:

                                          Approximate Percentage Completed
                                        ------------------------------------
                                        Phase 1       Phase 2        Phase 3
                                        -------       -------        -------
Business and Engineering                100           55-100*        15-90*

Factory floor                           100           40-80*         15

IT Infrastructure                       100           40-100*        25

Supply Chain                            45-100*       20-60*         0-8*

      * Percentage of completion varies by location and by separate project within each section

CONTINGENCY PLANS

         The company is in the initial stage of developing contingency plans designed to minimize any adverse effects that would result if timely compliance were not achieved, either internally or at the third party level. The planning process will include identification of the areas of the company's business and suppliers with the greatest potential of non-compliance and arrangements for alternate suppliers, backup systems or stockpiling of components in the affected areas. The company expects to complete its analysis and have contingency arrangements in place by September 30, 1999.

COSTS

         The company currently estimates that the aggregate cost of the year 2000 project will be approximately $26 million. These amounts exclude employee expense and computer equipment and upgrades that would have been purchased regardless of the year 2000 project. During fiscal 1998 and fiscal 1997, the company spent $10.2 million and $.7 million, respectively on the project. In fiscal 1998, approximately $6.6 million of expenditures related to business and engineering systems and IT infrastructure and approximately $3.6 million related to the factory floor. These costs are being expensed as incurred and are being funded through operating cash flows and do not include costs that may be incurred as a result of the failure of third parties, including suppliers, to become year 2000 compliant or costs to implement contingency plans.

         The company currently estimates that the costs incurred in connection with the Enterprise Resource Planning systems will be approximately $35 million, including costs of internal employees dedicated to the project. The company anticipates that approximately $30 million of the total costs will be capitalized and amortized over five years.

RISKS

         Incomplete or untimely resolution of the year 2000 issue by the company, key suppliers, customers and other parties could have a material adverse effect on the company's results of operations, financial condition and cash flows. The year 2000 project is expected to reduce significantly the company's level of uncertainty about year 2000 issues. The company believes that completed and planned modifications and conversions of its internal IT and non-IT systems will allow it to be year 2000 compliant in a timely manner. However, due to the general uncertainty inherent with year 2000 compliance, the company is unable to determine at this time whether the consequences of year 2000 failures by third parties will have a material impact on the company.

         Forward-looking statements contained in this section should be read in conjunction with the company's disclosures under the heading: Cautionary Statement following this disclosure.

CAUTIONARY STATEMENT

         This Management's Discussion and Analysis as well as other sections of this Annual Report contain statements relating to future results of the company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to global economic and market conditions; the demand for commercial, specialty and light vehicles for which the company supplies products; risks inherent in operating abroad; OEM program delays; demand for and market acceptance of new and existing products; successful development of new products; reliance on major OEM customers; labor relations of the company, its customers and suppliers; and competitive product and pricing pressures, as well as other risks and uncertainties, such as those described under Overview and Outlook, Environmental Matters, International Operations, Quantitative and Qualitative Disclosures About Market Risk and Year 2000 Readiness Disclosure and those detailed herein and from time to time in the filings of the company with the Securities and Exchange Commission.

Independent Auditors Report


To the Board of Directors and Shareowners of Meritor Automotive, Inc.:

We have audited the accompanying consolidated balance sheets of Meritor Automotive, Inc. and subsidiaries (formerly the automotive businesses of Rockwell International Corporation -- see Note 1) as of September 30, 1998 and 1997, and the related consolidated and combined statements of income, shareowners' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of Meritor Automotive, Inc. and subsidiaries at September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Detroit, Michigan
November 11, 1998

MERITOR AUTOMOTIVE, INC.

STATEMENT OF CONSOLIDATED INCOME
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                YEAR ENDED SEPTEMBER 30,
                                          -----------------------------------
                                            1998          1997          1996
                                          -------       -------       -------
Sales                                     $ 3,836       $ 3,309       $ 3,144

Cost of sales                               3,289         2,871         2,747
                                          -------       -------       -------

GROSS MARGIN                                  547           438           397

Selling, general and administrative           248           228           215

Restructuring and spin-off costs             --              29            36
                                          -------       -------       -------

OPERATING EARNINGS                            299           181           146

Other income-net                               20            15            46

Interest rate settlement cost                 (31)         --            --

Interest expense                              (43)          (10)          (10)
                                          -------       -------       -------

INCOME BEFORE INCOME TAXES                    245           186           182

Provision for income taxes                     98            77            68
                                          -------       -------       -------

NET INCOME                                $   147       $   109       $   114
                                          =======       =======       =======

Basic and diluted earnings per share      $  2.13
                                          =======

Average common shares outstanding --
  basic and diluted                          69.0
                                          =======


See notes to consolidated financial statements.

MERITOR AUTOMOTIVE, INC.

CONSOLIDATED BALANCE SHEET
(IN MILLIONS)

                                                              SEPTEMBER 30,
                                                         ----------------------
ASSETS                                                     1998           1997
------                                                     ----           ----
CURRENT ASSETS

Cash                                                     $    65        $   133
Receivables (less allowance for doubtful
  accounts: 1998, $11; 1997, $9)                             638            563
Inventories                                                  360            327
Other current assets                                         153            128
                                                         -------        -------

Total current assets                                       1,216          1,151
                                                         -------        -------

NET PROPERTY                                                 666            635

OTHER ASSETS                                                 204            216
                                                         -------        -------

TOTAL ASSETS                                             $ 2,086        $ 2,002
                                                         =======        =======

LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES

Short-term debt                                          $    34        $    21
Accounts payable                                             636            501
Accrued compensation and benefits                            142            129
Accrued income taxes                                          13             88
Other current liabilities                                    229            177
                                                         -------        -------

Total current liabilities                                  1,054            916
                                                         -------        -------

LONG-TERM DEBT                                               313            465
ACCRUED RETIREMENT BENEFITS                                  378            387
OTHER LIABILITIES                                             44             46
MINORITY INTERESTS                                            31             37

SHAREOWNERS' EQUITY

Common Stock (shares issued and outstanding:
  1998, 69.0; 1997, 68.9)                                     69             69
Additional paid-in capital                                   156            154
Retained earnings                                            118           --
Cumulative currency translation adjustments                  (77)           (72)
                                                         -------        -------

Total shareowners' equity                                    266            151
                                                         -------        -------

TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                $ 2,086        $ 2,002
                                                         =======        =======


See notes to consolidated financial statements.

MERITOR AUTOMOTIVE, INC.

STATEMENT OF CONSOLIDATED CASH FLOWS
(DOLLARS IN MILLIONS)

                                                                            YEAR ENDED SEPTEMBER 30,
                                                                         -----------------------------
                                                                          1998        1997        1996
                                                                         -----       -----       -----
OPERATING ACTIVITIES

Net income                                                               $ 147       $ 109       $ 114

Adjustments to net income to arrive at cash

   provided by operating activities:

     Depreciation and amortization                                         102         100         102

     Gain on sale of property and businesses                              --            (3)        (19)

     Restructuring, net of expenditures                                   --            20          26

     Deferred income taxes                                                 (10)         (4)        (18)

     Pension expense                                                        21          24          25

     Pension contributions                                                 (28)         (5)         (2)

     Changes in assets and liabilities, excluding effects of acquisitions, divestitures and foreign currency adjustments:

         Receivables                                                       (88)       (103)        (32)

         Inventories                                                       (34)        (40)         19

         Accounts payable                                                  129          80          24

         Other assets and liabilities                                       39          30         (42)
                                                                         -----       -----       -----

              CASH PROVIDED BY OPERATING ACTIVITIES                        278         208         197
                                                                         -----       -----       -----

INVESTING ACTIVITIES

Capital expenditures                                                      (139)       (126)       (144)

Acquisitions of businesses and investments, net of cash acquired            (8)        (16)        (15)

Sale of long-term note receivable                                           12        --          --

Proceeds from disposition of property and businesses                         5           8          58
                                                                         -----       -----       -----

              CASH USED FOR INVESTING ACTIVITIES                          (130)       (134)       (101)
                                                                         -----       -----       -----

FINANCING ACTIVITIES

Net increase (decrease) in short-term borrowings                            17          17          (3)

Net (decrease) increase in revolving debt                                 (222)        445        --

Net increase (decrease) in other long-term debt                             76          (6)         (7)
                                                                         -----       -----       -----

         Net (decrease)increase in debt                                   (129)        456         (10)

Cash dividends                                                             (29)       --          --

Pre-Distribution Payment to Rockwell                                      --          (445)       --

Transfer from Rockwell - Distribution tax obligation                      --            58        --

Payment of Distribution tax obligation                                     (72)       --          --

Net transfers from (to) Rockwell                                            14         (84)        (74)
                                                                         -----       -----       -----

              CASH USED FOR FINANCING ACTIVITIES                          (216)        (15)        (84)
                                                                         -----       -----       -----

(DECREASE) INCREASE IN CASH                                                (68)         59          12

CASH AT BEGINNING OF YEAR                                                  133          74          62
                                                                         -----       -----       -----

CASH AT END OF YEAR                                                      $  65       $ 133       $  74
                                                                         =====       =====       =====


See notes to consolidated financial statements.

MERITOR AUTOMOTIVE, INC.

STATEMENT OF CONSOLIDATED SHAREOWNERS' EQUITY
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                     YEAR ENDED SEPTEMBER 30,
                                                  -----------------------------
                                                   1998        1997        1996
                                                  -----       -----       -----
COMMON STOCK
Beginning balance                                 $  69       $--         $--
Distribution of Meritor shares                     --            69        --
                                                  -----       -----       -----
Ending balance                                       69          69        --
                                                  -----       -----       -----

ADDITIONAL PAID-IN CAPITAL
Beginning balance                                   154        --          --
Distribution of Meritor shares                     --           154        --
Other                                                 2        --          --
                                                  -----       -----       -----
Ending balance                                      156         154        --
                                                  -----       -----       -----

RETAINED EARNINGS
Beginning balance                                  --           643         603
Net income                                          147         109         114
Cash dividends (per share: 1998, $.42)              (29)       --          --
Net transfers to Rockwell                          --           (84)        (74)
Pre-Distribution Payment to Rockwell               --          (445)       --
Distribution of Meritor shares                     --          (223)       --
                                                  -----       -----       -----
Ending balance                                      118        --           643
                                                  -----       -----       -----

CUMULATIVE CURRENCY TRANSLATION ADJUSTMENTS
Beginning balance                                   (72)        (44)        (42)
Net translation adjustments                          (5)        (28)         (2)
                                                  -----       -----       -----
Ending balance                                      (77)        (72)        (44)
                                                  -----       -----       -----

TOTAL SHAREOWNERS' EQUITY                         $ 266       $ 151       $ 599
                                                  =====       =====       =====


See notes to consolidated financial statements.

MERITOR AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       BASIS OF PRESENTATION

         Meritor Automotive, Inc. (the company or Meritor) is a leading global supplier of a broad range of components and systems for use in commercial, specialty and light vehicles. The company became an independent, publicly-held company on September 30, 1997 (the Distribution Date), when Rockwell International Corporation (Rockwell) spun off its automotive businesses as an independent publicly-traded company by distributing all of the issued and outstanding shares of the company to Rockwell's shareowners (the Distribution). Prior to the Distribution Date, the company made a payment of approximately $445 million in cash to Rockwell through a combination of dividends and other payments, including repayments of intercompany indebtedness (collectively, the Pre-Distribution Payment). The Pre-Distribution Payment was funded through borrowings under the revolving Credit Facility (see Note 8).

         The consolidated financial statements as of and for periods after September 30, 1997 are those of the company and its consolidated subsidiaries. The financial statements for periods prior to September 30, 1997 present the combined historical financial position, results of operations and cash flows of the ongoing automotive businesses of Rockwell that were spun off. The company's financial statements prior to September 30, 1997 include charges from Rockwell for certain centralized services and general corporate expenses. Charges from Rockwell for centralized services, including payroll and employee benefits administration, data processing and telecommunication services were billed to the company based on actual usage and aggregated $21 million and $25 million in fiscal years 1997 and 1996, respectively. Charges from Rockwell for general corporate expenses which were not directly related to the automotive businesses were allocated to the company based on Meritor's sales in proportion to total Rockwell sales. These costs included costs for corporate oversight, financial, legal, tax, corporate communications and human resources and aggregated $28 million and $27 million in fiscal years 1997 and 1996, respectively. Management believes these amounts were allocated or billed to the company on a reasonable basis. The financial information included herein for periods prior to September 30, 1997 may not necessarily be indicative of the results of operations or cash flows of the company if it had been a separate, independent company during such periods.

         Certain prior year amounts have been reclassified to conform with current year presentation.

2.       ACCOUNTING POLICIES

         USE OF ESTIMATES

         The financial statements of Meritor have been prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

         CONSOLIDATIONS AND JOINT VENTURES

         The consolidated financial statements include the accounts of the company and those majority-owned subsidiaries in which the company has control. All significant intercompany accounts and transactions are eliminated in consolidation.

         Investments in affiliates which are not majority-owned are reported using the equity method. The accounts and results of operations of majority-owned subsidiaries where ownership is greater than 50 percent but less than 100 percent are included in the consolidated results and are offset by a related minority interest expense and liability recorded for the minority interest ownership.

         FOREIGN CURRENCY

         Local currencies are considered the functional currencies outside the United States except for subsidiaries located in countries with highly inflationary economies. For operations reporting in local currencies, assets and liabilities are translated at year-end exchange rates with cumulative currency translation adjustments included as a component of shareowners' equity. Income and expense items are translated at average rates of exchange during the year. For operations in countries with highly inflationary economies in which the U.S. dollar is considered the functional currency, certain financial statement amounts are translated at historic exchange rates with all other assets and liabilities translated at year-end exchange rates. These translation adjustments are reflected in the accompanying Statement of Consolidated Income.

         INVENTORIES

         Inventories are stated at the lower of cost (using LIFO, FIFO or average methods) or market (determined on the basis of estimated realizable values).

         TOOLING

         Costs incurred by the company for certain engineering and tooling projects, principally for light vehicle products, for which customer reimbursement is anticipated are classified as Other Current Assets in the accompanying Consolidated Balance Sheet. Provisions for losses are provided at the time management anticipates costs to exceed anticipated customer reimbursement. Company-owned tooling is classified as property and depreciated over its expected life or the life of the related vehicle platform, whichever is shorter.

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

         CAPITALIZED SOFTWARE

         Costs relating to internally developed or purchased software are capitalized and amortized utilizing the straight-line basis over a period of generally 5 years. These amounts are included in Other Assets in the accompanying Consolidated Balance Sheet.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Management periodically reviews the realizability of long-lived assets based on an evaluation of remaining useful lives, cash flows and profitability projections and has determined that there is no impairment at September 30, 1998.

         REVENUE RECOGNITION

         Revenues are generally recognized upon shipment of products to customers.

         EARNINGS PER SHARE

         The company has adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share". Basic earnings per share are based upon the weighted average number of shares outstanding during each year. Diluted earnings per share assumes the exercise of common stock options when dilutive.

         ENVIRONMENTAL MATTERS

         The company records accruals for environmental issues in the accounting period in which its responsibility is established and the cost can be reasonably estimated. At environmental sites in which more than one potentially responsible party has been identified, the company records a liability for its allocable share of costs related to its involvement with the site as well as an allocable share of costs related to insolvent parties or unidentified shares. At environmental sites in which Meritor is the only responsible party, the company records a liability for the total estimated costs of remediation before consideration of recovery from insurers or other third parties. If recovery from a third party is determined to be probable, the company records a receivable for the estimated recovery.

         STOCK BASED COMPENSATION

         The company accounts for its stock based compensation using the intrinsic value approach under Accounting Principles Board Opinion
         (APB) No. 25, "Accounting for Stock Issued to Employees" and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation" (see Note 11).

         NEW ACCOUNTING STANDARDS

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," effective for fiscal year 1999. SFAS 130 establishes standards for the reporting and display in the financial statements of total net income and the components of all other nonowner changes in equity, referred to as comprehensive income. The adoption of this standard will not have a material effect on the company's financial statements.

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information," effective for fiscal years beginning after December 15, 1997. SFAS 131 requires disclosure of business and geographic segments in the consolidated financial statements of the company. The company is currently analyzing the impact this standard will have on the disclosures in its financial statements.

         In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 (SFAS 132), "Employers' Disclosure about Pensions and Other Postretirement Benefits," effective for fiscal years beginning after December 15, 1997. SFAS 132 standardizes the disclosure requirements for pensions and other postretirement benefits, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis and eliminates certain disclosures. The company will adopt the disclosure provisions of SFAS 132 in fiscal year 1999.

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," effective for all fiscal quarters of fiscal years beginning after June 15, 1999. SFAS 133 requires that all derivatives be recognized as either assets or liabilities in the statement of financial position and be measured at fair value. The company is currently analyzing the impact this standard will have on its financial statements.

3.       INVENTORIES

         Inventories are summarized as follows (in millions):

                                                                  SEPTEMBER 30,
                                                                 ---------------
                                                                 1998       1997
                                                                 ----       ----
Finished goods                                                   $143       $117
Work in process                                                   120        146
Raw materials, parts and supplies                                 150        116
                                                                 ----       ----

Total                                                             413        379
Less allowance to adjust the carrying value of certain
  inventories (1998, $144; 1997, $150) to a LIFO basis             53         52
                                                                 ----       ----

Inventories                                                      $360       $327
                                                                 ====       ====


4.       OTHER CURRENT ASSETS

         Other Current Assets are summarized as follows (in millions):

                                                                 SEPTEMBER 30,
                                                               -----------------
                                                               1998         1997
                                                               ----         ----
Current deferred income taxes (see Note 16)                    $112         $ 85
Customer tooling                                                 20           20
Prepaid expenses                                                 20           21
Other                                                             1            2
                                                               ----         ----

Other Current Assets                                           $153         $128
                                                               ====         ====

5. NET PROPERTY

     Net Property is summarized as follows (in millions):

                                                             SEPTEMBER 30,
                                                      --------------------------
                                                        1998                1997
                                                      ------              ------
   Property at cost:
     Land and land improvements                       $   32              $   31
     Buildings                                           293                 278
     Machinery and equipment                           1,037                 985
     Company-owned tooling                               204                 195
     Construction in progress                             95                  93
                                                      ------              ------
   Total                                               1,661               1,582
   Less accumulated depreciation                         995                 947
                                                      ------              ------
   Net Property                                       $  666              $  635
                                                      ======              ======

6. OTHER ASSETS



     Other Assets are summarized as follows (in millions):

                                                             SEPTEMBER 30,
                                                      --------------------------
                                                       1998                1997
                                                      ------              ------
Net deferred income taxes (see Note 16)                $ 53               $ 71
Goodwill (net of accumulated amortization of:
   1998, $25; 1997, $22)                                 39                 42
Investments in affiliates                                46                 43
Prepaid pension costs (see Note 13)                      30                 29
Net capitalized computer software                        16                  7
Other                                                    20                 24
                                                       ----               ----
Other Assets                                           $204               $216
                                                       ====               ====

7. OTHER CURRENT LIABILITIES

     Other Current Liabilities are summarized as follows (in millions):

                                                                 SEPTEMBER 30,
                                                             ----------------------
                                                              1998            1997
                                                             ------          ------
Accrued product warranties                                    $112            $ 95
Accrued taxes other than income taxes                           36              28
Accrued restructuring                                           10              26
Accrued interest rate settlement cost (see Note 9)              31             --
Other                                                           40              28
                                                              ----            ----

Other Current Liabilities                                     $229            $177
                                                              ====            ====

8. LONG-TERM DEBT

     Long-term Debt is summarized as follows (in millions):

                                                              SEPTEMBER 30,
                                                       --------------------------
                                                        1998                1997
                                                       ------              ------
Bank revolving Credit Facility                          $219                $447
Lines of credit                                           79                 --
Other                                                     15                  18
                                                        ----                ----
Long-term Debt                                          $313                $465
                                                        ====                ====

      The company has a $1 billion unsecured revolving Credit Facility with 19 banks which expires in August 2002. Borrowings are subject to interest based on quoted market rates, principally LIBOR and eurocurrency rates, at the date of borrowing plus an applicable margin which is based on the company's credit rating. In addition, a facility fee, which also varies based upon the company's credit rating, is required on the $1 billion committed amount. At September 30, 1998, the margin over the LIBOR-based and eurocurrency rates was 20 basis points, and the facility fee on the committed amount was 10 basis points. At September 30, 1998, the company was in compliance with all covenants included in the Credit Facility and there have been no events of default. Up to $500 million of the Credit Facility is available for eurocurrency loans and up to $100 million is available for the issuance of standby letters of credit.



      The company has $130 million of unsecured lines of credit. Interest rates under these lines of credit are determined at the time of borrowing based on the underlying bank rates and averaged approximately 6.5 percent at September 30, 1998. Borrowings under the lines generally extend through September 1999 and are classified as long-term debt as the company has the ability and intent to refinance these borrowings under its revolving Credit Facility.



      On April 9, 1998, the company filed a shelf Registration Statement with the Securities and Exchange Commission covering up to $500 million aggregate principal amount of debt securities that may be offered in one or more series on terms to be determined at the time of sale. The Registration Statement became effective on June 4, 1998. Except as may otherwise be determined at the time of any sales, the net proceeds of any offering would be added to the company's general funds which would be available for general corporate purposes, including the repayment of existing indebtedness, working capital needs, capital expenditures and acquisitions. No debt securities have been issued under the shelf registration at September 30, 1998.


9. FINANCIAL INSTRUMENTS

      Meritor's financial instruments include cash, short- and long-term debt and foreign currency forward exchange contracts. As of September 30, 1998 and 1997, the carrying values of the company's financial instruments approximated their fair values based on prevailing market prices and rates. It is the policy of the company not to enter into derivative financial instruments for speculative purposes. Meritor does enter into foreign currency forward exchange contracts to minimize risk of loss from currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. These foreign currency forward exchange contracts relate to purchase and sales transactions and are generally for terms of less than one year. The foreign currency forward exchange contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. The notional amount of outstanding foreign currency forward exchange contracts aggregated $212 million and $194 million at September 30, 1998 and 1997, respectively. Meritor does not anticipate any material adverse effect on its results of operations or financial position relating to these foreign currency forward exchange contracts.

      In anticipation of offering debt securities under the shelf Registration Statement described in Note 8, the company entered into interest rate agreements on April 9, 1998 with creditworthy financial institutions. These agreements effectively fixed the base rate of interest at the rate prevailing on April 9, 1998 on an aggregate notional principal amount of $200 million of debt that the company planned to issue. This planned issuance of these debt securities did not occur, initially due to the consideration of a major acquisition and, subsequently, the instability in the U.S. corporate bond market. The company settled the interest rate agreements in October 1998 resulting in a payment of $31 million, which was accrued and included in Other Current Liabilities at September 30, 1998. The accounting treatment of the settlement payment is a one-time charge of $31 million ($19 million after-tax), or $.27 per share, which is included in the accompanying Statement of Consolidated Income. Had the debt been issued, the accounting treatment would have been to defer and amortize the cost of the settlement over the life of the debt securities.


10. CAPITAL STOCK

      The company is authorized to issue 350 million shares of Common Stock, with a par value of $1 per share, and 25 million shares of Preferred Stock, without par value, of which 1 million shares are designated as Series A Junior Participating Preferred Stock (Junior Preferred Stock). Under the Company Rights Plan, a Preferred Share Purchase Right (Right) is attached to each share of Common Stock pursuant to which the holder may, in certain takeover-related circumstances, become entitled to purchase from the company 1/100th of a share of Junior Preferred Stock at a price of $112.50, subject to adjustment. Also, in certain takeover-related circumstances, each Right (other than those held by an acquiring person)will be exercisable for shares of Common Stock or stock of the acquiring person having a market value of twice the exercise price. In certain events, each Right may be exchanged by the company for one share of Common Stock or 1/100th of a share of Junior Preferred Stock. The Rights will expire on September 30, 2007, unless earlier exchanged or redeemed at a redemption price of $.01 per Right. Until a Right is exercised, the holder, as such, will have no voting, dividend or other rights as a shareowner of the company.



      The company has reserved 7.7 million shares of Common Stock in connection with its 1997 Long-Term Incentives Plan (the 1997 LTIP), Directors Stock Plan and Incentive Compensation Plan for grants of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and stock awards to key employees and the company's directors. At September 30, 1998, there were 4.5 million shares available for future grants under these plans.

11. STOCK OPTIONS


      Stock options granted under the plans described in Note 10 expire ten years from the date of grant and generally have a vesting period of three years. The stock options granted are exercisable at prices equal to the fair market value of Common Stock on the dates the options are granted; accordingly, no compensation expense has been recognized for the stock option plans.



      Information relative to stock options is as follows (shares in thousands):

                                                                                     WEIGHTED
                                                                                     AVERAGE
                                                                                     EXERCISE
                                                                   SHARES             PRICE
      Conversion of Rockwell options at September 30, 1997            368            $ 23.78
      Granted                                                       3,043              22.40
      Exercised                                                        (1)             23.65
      Canceled                                                       (292)             22.43
                                                                    -----              ------
      Options outstanding at September 30, 1998                     3,118            $ 22.56
                                                                    =====              ======

      Exercisable at September 30, 1997:                                -                  -
      Exercisable at September 30, 1998:                              114            $ 23.79

      Options outstanding at September 30, 1998 are exercisable at prices ranging from $22.31 to $26.11 per share and have a weighted average remaining life of 9 years.



      If the company accounted for its stock-based compensation plans using the fair value method provided by SFAS 123, the company's 1998 net income and earnings per share would have been reduced to pro forma net income of $142 million and pro forma earnings per share of $2.06. The weighted average fair value of options granted was $7.01 per share in 1998. The fair value of each option was estimated on the date of grant using the Black-Scholes pricing model utilizing expected volatility of 31 percent, risk free interest of 5.8 percent, expected life of 5 years and an expected dividend yield of 2 percent. Pro forma net income would have been $1.1 million and $0.3 million lower in 1997 and 1996, respectively, utilizing the same assumptions noted, except with an expected volatility of 26 percent.


12. RETIREMENT MEDICAL PLANS


      Meritor has retirement medical plans which cover most of its U.S. and certain non-U.S. employees and provide for medical payments to eligible employees and dependents upon retirement.



      The components of retirement medical expense are as follows (in millions):

                                                        1998           1997         1996
                                                        ----           ----         ----
      Service cost                                     $   2          $   2        $   2


      Interest cost                                       28             28           27

      Amortization of unrecognized amounts                (1)            (1)          (1)
                                                       -----          -----        -----

      Retirement medical expense                       $  29          $  29        $  28
                                                       =====          =====        =====

      The retirement medical obligation at September 30, 1998 and 1997 is comprised of the following (in millions):

                                                             1998           1997
                                                            -----          -----
      Accumulated obligation:
        Retirees                                            $ 395          $ 346
        Employees eligible to retire                           22             21
        Employees not eligible to retire                       37             34
                                                            -----          -----
               Total                                          454            401

      Items not yet recognized in the balance sheet:
        Plan amendments                                        21             27
        Actuarial (losses) gains:
          Discount rate                                       (84)           (54)
          Health care cost trend                               18             11
          Demographic and other                              (107)           (86)
      Recorded liability                                    $ 302          $ 299
                                                            =====          =====

      Assumptions used (June 30 measurement date):
          Discount rate                                      6.75%           7.5%
          Health care cost trend rates                        8.0%           8.0%
           Ultimate trend rates                               5.0%           5.5%
           Year ultimate trend rates achieved                2016           2015

      The actuarial losses relating to demographics are due principally to earlier than assumed retirements resulting from plant closures and restructuring actions. The net actuarial losses will be considered in the determination of retirement medical expense in the future.



      Changing the health care cost trend rates by one percentage point would change the accumulated obligation at September 30, 1998 by approximately $34 million and would change total expense by approximately $2 million. Retirement medical payments totaled $36 million, $36 million and $35 million for fiscal 1998, 1997 and 1996, respectively.


13. RETIREMENT PENSION PLANS


      Prior to the Distribution, Meritor employees participated in a Rockwell pension plan which provides monthly pension payments to eligible U.S. employees upon retirement. At September 30, 1997, the company established a pension plan with substantially similar benefits which credits participants for service earned with Rockwell. Pension benefits for salaried employees are based on years of credited service and compensation. Pension benefits for certain hourly employees are based on years of service and specified benefit amounts.



      The obligation for vested benefits earned by Meritor participants prior to the Distribution and all related assets were retained by Rockwell. The benefits payable under the Meritor plan will be equal to the difference between the total benefit earned with both companies and the vested benefit obligation retained by Rockwell.

Net pension expense consisted of the following (in millions):

                                                             1998            1997          1996
                                                             ----            ----          ----
      Service cost                                           $ 15            $ 14          $ 16
      Interest cost                                            18              17            17
      Assumed return on plan assets                           (15)            (13)          (12)
      Amortization of unrecognized amounts                      3               6             4
                                                            -----            ----          ----
      Net pension expense                                   $  21            $ 24          $ 25
                                                            =====            ====          ====

      The following table reconciles the funded status of the pension assets and liabilities to amounts included in the balance sheet (in millions):

                                                                  1998                                    1997
                                                  -------------------------------------   --------------------------------------
                                                     PLANS WITH           PLANS WITH         PLANS WITH           PLANS WITH
                                                       ASSETS            ACCUMULATED           ASSETS             ACCUMULATED
                                                     EXCEEDING             BENEFITS           EXCEEDING            BENEFITS
                                                    ACCUMULATED           EXCEEDING          ACCUMULATED           EXCEEDING
                                                      BENEFITS              ASSETS            BENEFITS              ASSETS
                                                  -----------------     ---------------   ------------------    ----------------
       Accumulated benefit obligation,
           principally vested                          $ 114              $   135                   $ 103           $  105


       Effects of projected compensation
           increases                                       9                   60                       8               47
                                                       -----                -----                   -----            -----

       Projected benefit obligation                      123                  195                     111              152

       Fair value of plan assets                         183                   54                     153               31
                                                       -----                -----                   -----            -----

       Plan assets in excess of (less than)
           projected benefit obligation                   60                 (141)                     42             (121)


       Items not yet recognized in the
           balance sheet:

           Net actuarial (gains) losses                  (29)                  36                     (11)              12
           Prior service cost                             13                    3                      13                3
           Remaining initial net asset                   (14)                  (1)                    (15)              (3)
       Unfunded pension adjustment                         -                   (7)                      -               (1)
                                                       -----                -----                   -----            -----

       Prepaid (accrued) pension costs
           at September 30                             $  30                $(110)                  $  29            $(110)
                                                       =====                =====                   =====            =====

      Assumptions used (June 30 measurement date):

                                                                                           1998                  1997
                                                                                          ------                ------
      Discount rate                                                                       6.0-6.75%            7.0-7.75%
      Compensation increase rate                                                           2.5-4.5%             3.5-4.5%
      Long-term rate of return on plan assets                                                  9.0%                 9.0%

      The company also sponsors certain defined contribution savings plans for eligible employees. Expense related to these plans was $6 million, $5 million and $6 million for fiscal 1998, 1997 and 1996, respectively.

14.   RESTRUCTURING AND SPIN-OFF COSTS

      The company recorded restructuring charges of $21 million ($16 million after-tax) and $36 million ($24 million after-tax) in fiscal 1997 and 1996, respectively, for manufacturing cost reduction programs mostly outside of the United States. The 1997 charge was comprised of severance and other employee costs of $16 million related to 640 employees and other facility related costs of $5 million. The 1996 charge was comprised of employee costs of $22 million related to 1,400 employees, asset impairment of $8 million and other costs of $6 million. At September 30, 1998, approximately $10 million of the reserve remains in Other Current Liabilities in the accompanying Consolidated Balance Sheet. The company anticipates the majority of the remaining expenditures will occur in fiscal 1999. In 1997, the company also recorded spin-off costs of $8 million ($5 million after-tax) associated with start-up activities of the new company.

15. OTHER INCOME-NET

      Other Income-Net is comprised of the following (in millions):

                                                       1998            1997           1996
                                                       ----            ----           ----
      Equity in earnings of affiliates                 $  28            $ 15          $ 11

      Minority interests                                 (11)            (11)          (11)

      Gain on the sale of property

       and businesses                                       -              3            19

      Interest income                                      4               2             4

      Insurance settlement                                 -               5            15

      Other                                               (1)              1             8
                                                        -----           ----           ---



      Other Income-Net                                 $  20            $ 15          $ 46
                                                       =====            ====          ====

16. INCOME TAXES



      The components of the Provision for Income Taxes are summarized as follows (in millions):

                                                      1998          1997          1996
                                                      -----         -----         -----
            Current tax expense:
              United States                           $  37         $  23         $  30
              Foreign                                    62            53            48
              State and local                             9             5             8
                                                      -----         -----         -----
                    Total current tax expense           108            81            86
                                                      -----         -----         -----
            Deferred tax benefit:
              United States                              (4)           (3)          (13)
              Foreign                                    (3)         --              (2)
              State and local                            (3)           (1)           (3)
                                                      -----         -----         -----
                    Total deferred tax benefit          (10)           (4)          (18)
                                                      -----         -----         -----
            Provision for Income Taxes                $  98         $  77         $  68
                                                      =====         =====         =====

     The deferred tax benefit represents the tax impact related to certain accrued expenses that have been recorded for financial statement purposes but are not deductible for income tax purposes until paid.

     Net deferred income tax benefits included in Other Current Assets in the accompanying Consolidated Balance Sheet consist of the tax effects of temporary differences related to the following (in millions):

                                                     SEPTEMBER 30,
                                                   ----------------
                                                   1998        1997
                                                   ----        ----
      Accrued product warranties                   $ 40        $ 35

      Accrued compensation and benefits              31          25

      Accrued restructuring                           3           7

      Accrued interest rate settlement cost          12         --

      Other-net                                      26          18
                                                   ----        ----

      Current deferred income taxes                $112        $ 85
                                                   ====        ====

     Net deferred income tax benefits included in Other Assets in the accompanying Consolidated Balance Sheet consist of the tax effects of temporary differences related to the following (in millions):

                                                 SEPTEMBER 30,
                                              -------------------
                                              1998           1997
                                              -----         -----
      Accrued retirement medical costs        $  99         $ 103

      Property                                  (64)          (61)

      Pensions                                   12            18

      Loss and credit carryforwards              23            21

      Other-net                                  (8)            5
                                              -----         -----

      Subtotal                                   62            86

      Valuation allowance                        (9)          (15)
                                              -----         -----

      Long-term deferred income taxes         $  53         $  71
                                              =====         =====

     Management believes it is more likely than not that current and long-term deferred tax benefits will reduce future current income tax expense and payments. Significant factors considered by management in its determination of the probability of the realization of the deferred tax benefits included: (a) historical operating results, (b) expectations of future earnings and (c) the extended period of time over which the retirement medical liability will be paid. The valuation allowance represents the amount of tax benefits related to net operating loss and tax credit carryforwards which management believes is not likely to be realized. The carryforward periods for $9 million of net operating losses and tax credit carryforwards expire between 1999 and 2003. The carryforward period for the remaining net operating losses and tax credits is indefinite.


     A substantial portion of Meritor's results of operations for 1997 and prior years is included in the consolidated U.S. and combined non-U.S. income tax returns of Rockwell. The remaining results of operations for Meritor are included in separate Meritor income tax returns. Rockwell has agreed to indemnify Meritor for income tax liabilities and retained the rights to tax refunds relating to any operations included in such consolidated or combined tax returns. The income tax provisions included in the Statement of Consolidated Income for fiscal 1997 and 1996 have been determined as if the company were a separate taxpayer.



     At September 30, 1997, Accrued Income Taxes were primarily comprised of Canadian income taxes incurred in connection with the transfer of assets prior to the Distribution. The $72 million payment, during the quarter ended December 31, 1997, of the Rockwell Distribution tax obligation was indemnified by Rockwell.

     Prior to the Distribution, Rockwell received a ruling from the United States Internal Revenue Service that the spin-off of the automotive businesses would be tax-free to Rockwell shareowners. The company is responsible for any taxes imposed on Rockwell, the company or Rockwell shareowners if certain actions by or in respect of the company or its shareowners result in the disqualification of the Distribution as a tax-free transaction.

      The company's effective tax rate was different from the U.S. statutory rate for the reasons set forth below:

                                                       1998          1997          1996
                                                       ----          ----          ----
      Statutory tax rate                               35.0%         35.0%         35.0%
      State and local income taxes                      1.6           1.2           2.0
      Foreign income taxes                              2.7           3.7           2.3
      Recognition of foreign loss carryforwards        (2.0)         (1.9)         (2.1)
      Tax on undistributed foreign earnings             1.6           2.0           1.0
      Other                                             1.1           1.3          (0.6)
                                                       ----          ----          ----

      Effective tax rate                               40.0%         41.3%         37.6%
                                                       ====          ====          ====

     The income tax provisions were calculated based upon the following components of income before income taxes (in millions):

                                  1998        1997        1996
                                  ----        ----        ----
      United States income        $ 86        $ 53        $ 43
      Foreign income               159         133         139
                                  ----        ----        ----
      Total                       $245        $186        $182
                                  ====        ====        ====

     No provision has been made for U.S., state or additional foreign income taxes related to approximately $192 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested.


17. SUPPLEMENTAL FINANCIAL INFORMATION

                                           1998        1997        1996
                                           ----        ----        ----
      (IN MILLIONS)
      Statement of income data:
      Maintenance and repairs              $ 72        $ 70        $ 64
      Research and development               54          54          51
      Rental expense                         18          18          17
      Statement of cash flows data:
      Interest payments                    $ 43        $ 10        $ 10
      Income tax payments                   116          16           7
      Distribution tax payment               72         --          --

18. CONTINGENT LIABILITIES


     Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment have had and will continue to have an impact on the manufacturing operations of the company. Thus far, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on the company's liquidity and capital resources, competitive position or financial statements.

     The company has been designated as a potentially responsible party at three Superfund sites, excluding sites as to which the company's records disclose no involvement or as to which the company's potential liability has been finally determined. Management estimates the total reasonably possible costs the company could incur for the remediation of Superfund sites at September 30, 1998 to be approximately $16 million, of which $10 million has been accrued.

     Various other lawsuits, claims, and proceedings have been asserted against Meritor alleging violations of federal, state and local environmental protection requirements, or seeking remediation of alleged environmental impairments, principally at previously disposed of properties. For these matters, management has estimated the total reasonably possible costs the company could incur at September 30, 1998 to be approximately $39 million. Environmental accruals for these matters of $14 million have been recorded.

     At September 30, 1998, there were no receivables recorded from third parties related to environmental matters.

     Based on its assessment, management believes that the company's expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the company's liquidity and capital resources, competitive position or financial statements. Management cannot assess the possible effect of compliance with future requirements.

     Various other lawsuits, claims and proceedings have been or may be instituted or asserted against the company relating to the conduct of its business, including those pertaining to product liability, intellectual property, safety and health and employment matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims, or proceedings may be disposed of unfavorably to the company, management believes the disposition of matters which are pending or asserted will not have a material adverse effect on the company's financial statements.

     In connection with the Distribution, the company assumed all contingent liabilities (including those in respect of environmental matters) related to current and former operations of Rockwell's automotive businesses.


19. BUSINESS SEGMENT INFORMATION

     The company operates in one industry segment, the supply of automotive components and systems for use in commercial, specialty and light vehicles, including:

     HEAVY VEHICLE SYSTEMS--Drivetrain systems and components, including axles, brakes, transmissions, clutches and drivelines, for heavy-duty and medium-duty trucks, trailers, off-highway equipment, buses and coaches, as well as specialty and military vehicles.

     LIGHT VEHICLE SYSTEMS--Electromechanical and other components and systems, including roof, door, access control, suspension and seat adjusting systems, as well as wheel products for passenger cars, light trucks and sport utility vehicles.

  SALES BY GEOGRAPHIC AREA                 1998            1997          1996
(IN MILLIONS)                              ----            ----          ----

      United States                     $ 1,848         $ 1,522       $ 1,367
      Canada and Mexico                     538             426           391
                                        -------          ------       -------
          Total North America             2,386           1,948         1,758
      Europe                              1,093           1,022         1,094
      South America                         244             236           206
      Asia-Pacific                          113             103            86
                                        -------         -------       -------
      Total sales                       $ 3,836         $ 3,309       $ 3,144
                                        =======         =======       =======

     Sales to one original equipment manufacturer represented 23 percent of the company's sales in fiscal 1998, 1997 and 1996. These sales include other customers acquired or merged with this customer. No other customer comprised 10 percent or more of the company's sales in the three years ended September 30, 1998.

      EARNINGS BY GEOGRAPHIC AREA              1998          1997          1996
      (IN MILLIONS)                           -----         -----         -----
      United States                           $ 122         $  93         $  64
      Canada and Mexico                          87            48            38
                                              -----         -----         -----
          Total North America                   209           141           102
      Europe                                     66            56            73
      South America                              17             7             1
      Asia-Pacific                                7             6             6
      Restructuring and spin-off costs         --             (29)          (36)
                                              -----         -----         -----
      Operating earnings                        299           181           146
      Other income-net                           20            15            46
      Interest rate settlement cost             (31)         --            --
      Interest expense                          (43)          (10)          (10)
      Provision for income taxes                (98)          (77)          (68)
                                              -----         -----         -----
      Net income                              $ 147         $ 109         $ 114
                                              =====         =====         =====

      IDENTIFIABLE ASSETS BY GEOGRAPHIC AREA         1998          1997          1996
      (IN MILLIONS)                                 ------        ------        ------
      United States                                 $  937        $  830        $  764
      Canada and Mexico                                228           301           198
                                                    ------        ------        ------
          Total North America                        1,165         1,131           962
      Europe                                           639           566           590
      South America                                    163           192           188
      Asia-Pacific                                     119           113            90
                                                    ------        ------        ------
      Total                                         $2,086        $2,002        $1,830
                                                    ======        ======        ======

20. QUARTERLY AND PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

     The following is a condensed summary of the company's unaudited quarterly results of operations for fiscal 1998 and 1997, stock price data for fiscal 1998 and unaudited pro forma quarterly results of operations for fiscal 1997.

      1998 FISCAL QUARTERS
                                   FIRST        SECOND         THIRD         FOURTH         1998
                                  ------        ------        -------        ------        ------
     (IN MILLIONS, EXCEPT SHARE-RELATED DATA)

      Sales                       $  911        $  968        $ 1,003        $  954        $3,836

      Cost of sales                  791           823            852           823         3,289
      Net income                      32            45             47            23           147

      Net income per share
      (basic and diluted)         $  .47        $  .64        $ .68          $  .34        $ 2.13
                                  ======        ======        =======        ======        ======

      Stock Prices
          High                    25 1/4        27 3/16        28 3/8            24        28 3/8
          Low                     20 11/16      19 1/8         21 7/8            15            15

     Fourth quarter 1998 net income was reduced by a one-time charge of $31 million ($19 million after-tax) or $.27 per share, related to the settlement of the interest rate agreements (See Note 9).

                                                       1997 FISCAL QUARTERS
                                   --------------------------------------------------------------
                                   FIRST         SECOND         THIRD        FOURTH         1997
                                   ------        ------        ------        ------        ------
      (IN MILLIONS)
      Sales                        $  756        $  822        $  889        $  842        $3,309


      Cost of sales                   663           708           764           736         2,871

      Net income                       28            34            38             9           109

     Fourth quarter 1997 net income was reduced by a $29 million ($21 million after-tax) charge related to restructuring and spin-off costs.

     The unaudited pro forma financial data for 1997 is presented as though the Distribution occurred as of October 1, 1996. Pro forma information reflects
     (a) the 68.9 million shares of common stock issued at the date of the spin-off,(b) management's estimate that corporate costs would have been $11 million lower on a stand-alone basis than those allocated to the automotive businesses by Rockwell and (c) $28 million of interest expense at 6.0 percent for the year ended September 30, 1997 related to the debt incurred by the company in connection with the Pre-Distribution Payment to Rockwell. The unaudited pro forma financial data is not necessarily indicative of the financial results of the company had the Distribution occurred on October 1, 1996.

                                                              1997 FISCAL QUARTERS
                                          --------------------------------------------------------------
                                          FIRST         SECOND        THIRD         FOURTH         1997
                                         ------         ------        ------        ------        ------

     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

      Sales                               $  756        $  822        $  889        $  842           $3,309

      Pro Forma Operating Earnings            42            61            69            20(1)           192(1)
      Pro Forma Net Income                    25            33            35             6               99

      Pro Forma Earnings Per Share        $  .36        $  .48        $  .51        $  .09           $ 1.44
          (basic and diluted)             ======        ======        ======        ======           ======



      Pro Forma Earnings Per Share
         Before Restructuring
         and Spin-Off Costs               $  .36        $  .48        $  .51        $  .39           $ 1.74
          (basic and diluted)             ======        ======        ======        ======           ======

      (1) Includes restructuring and spin-off costs of $29 million ($21 million after-tax).

21.SUBSEQUENT EVENTS (UNAUDITED)

     The company signed a definitive agreement to acquire the Heavy Vehicle Braking Systems (HVBS) business of LucasVarity plc for $390 million in cash on November 22, 1998. The LucasVarity HVBS components include air drum and disc brakes, hydraulic brakes, wheel end components and aftermarket products which complement the company's brake systems products. For the fiscal year ended January 31, 1998, the HVBS business of LucasVarity had net sales of approximately $290 million. The HVBS acquisition is expected to add annual sales of approximately $400 million. The transaction is subject to regulatory approvals in the U.S. and Europe and is expected to close in January 1999.

     On December 4, 1998, the company signed a definitive agreement with Volvo Truck Corporation to acquire Volvo's heavy axle manufacturing operations based in Lindesberg, Sweden. Under the terms of the agreement, the company will become the primary supplier of heavy duty axles for Volvo's heavy truck operations. The transaction is expected to add annual sales of approximately $200 million with a purchase price of approximately $135 million in cash, $44 million of which is deferred. The transaction is expected to close in December 1998.

     The company also signed a definitive agreement to acquire Euclid Industries on December 7, 1998. Euclid is a leading North American supplier and manufacturer of aftermarket replacement parts for a wide range of medium- and heavy-duty vehicles, and has been a premier participant in the North American heavy-duty aftermarket. For the fiscal year ended August 31, 1998, Euclid generated sales of more than $100 million. The transaction is subject to regulatory approvals and is expected to close in December 1998.

     All of the above acquisitions will be accounted for by the purchase method of accounting. Accordingly, the results of operations of the acquired companies will be included with those of the company for periods subsequent to the date of acquisition.

MERITOR AUTOMOTIVE, INC.
SELECTED FINANCIAL DATA

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                               Fiscal Year Ended September 30,
                                               -------------------------------------------------------------
                                                 1998          1997          1996          1995        1994
                                               -------       -------       -------       -------     -------
SUMMARY OF OPERATIONS

Sales

    Heavy Vehicle Systems                      $ 2,361       $ 1,957       $ 1,827       $ 1,937     $ 1,753
    Light Vehicle Systems                        1,475         1,352         1,317         1,188         900
                                               -------       -------       -------       -------     -------
        Total                                  $ 3,836       $ 3,309       $ 3,144       $ 3,125     $ 2,653
                                               =======       =======       =======       =======     =======

Operating earnings                                 299           181(1)        146(1)        178          91
  Operating earnings as a percent of sales         7.8%          5.5%          4.6%          5.7%        3.4%

Interest expense                                    43            10            10            11          12
Income before income taxes                         245(2)        186           182           185          88
Net income                                         147(2)        109           114           123          51
Basic and Diluted earnings per share(3)        $  2.13(2)        N/A           N/A           N/A         N/A
Cash dividends per share(3)                    $  0.42           N/A           N/A           N/A         N/A
                                               -------       -------       -------       -------     -------

FINANCIAL POSITION AT SEPTEMBER 30

Working capital(4)                             $   162       $   235       $   240       $   216     $   204
Property-net                                       666           635           643           647         617
Total assets                                     2,086         2,002         1,830         1,766       1,638
Short-term debt                                     34            21             8            14          17
Long-term debt                                     313           465            24            31          35
Equity and Minority interests(5)                   297           188           628           585         530
                                               -------       -------       -------       -------     -------

OTHER DATA

Depreciation and amortization                  $   102       $   100       $   102       $    97     $    93
Cash provided by operating activities              278           208           197           203         156
Capital expenditures                               139           126           144           119         102
Employees at year end                           16,900        16,900        15,300        16,700      17,200
Annual sales per employee (in thousands)(6)    $   228       $   203       $   198       $   182     $   159
                                               -------       -------       -------       -------     -------


(1) Operating earnings for fiscal year 1997 and fiscal year 1996 include restructuring and spin-off costs of $29 million and $36 million, respectively.

(2) Income before income taxes, net income and basic and diluted earnings per share for fiscal year 1998 includes a one-time charge of $31 million ($19 million after-tax), or $.27 per share relating to the settlement of interest rate agreements.

(3) As the company began operations as a stand-alone entity on September 30, 1997, per share data for years ending prior to September 30, 1998 is not applicable.

(4) Working capital consists of all current assets and liabilities, including cash and short-term debt.

(5) Equity amounts for fiscal years ending September 30, 1996, 1995 and 1994 represent the net investment of Rockwell prior to the spin-off of Meritor on September 30, 1997.

(6) Annual sales per employee is based on the average of the monthly ending number of employees during the year.