Form 10-K405, Exhibit 13
period 1999-09-30
MERITOR AUTOMOTIVE INC
filed 1999-12-20
CIK 1040616

                                                                      Exhibit 13


                          Independent Auditors' Report

To the Board of Directors and Shareowners of Meritor Automotive, Inc.:

We have audited the accompanying consolidated balance sheets of Meritor Automotive, Inc. and subsidiaries (formerly the automotive businesses of Rockwell International Corporation -- see Note 1) as of September 30, 1999 and 1998, and the related consolidated and combined statements of income, shareowners' equity and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of Meritor Automotive, Inc. and subsidiaries at September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Detroit, Michigan
November 9, 1999

MERITOR AUTOMOTIVE, INC.
------------------------
STATEMENT OF CONSOLIDATED INCOME
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                        Year Ended September 30,
                                                        ------------------------
                                                      1999       1998      1997
                                                      ----       ----      ----
      Sales                                         $4,450     $3,836    $3,309
      Cost of sales                                  3,804      3,289     2,871
                                                    ------     ------    ------
      GROSS MARGIN                                     646        547       438
      Selling, general and administrative              280        248       228
      Restructuring and spin-off costs                  28          -        29
                                                    ------     ------    ------
      OPERATING EARNINGS                               338        299       181
      Equity in earnings of affiliates                  35         28        15
      Other income-net                                   1          3        11
      Minority interests                               (16)       (11)      (11)
      Gain on sale of business                          24          -         -
      Interest rate settlement cost                      -        (31)        -
      Interest expense                                 (65)       (43)      (10)
                                                    ------     ------    ------
      INCOME BEFORE INCOME TAXES                       317        245       186
      Provision for income taxes                       123         98        77
                                                    ------     ------    ------
      NET INCOME                                    $  194     $  147    $  109
                                                    ------     ------    ------
      Basic and diluted earnings per share          $ 2.81     $ 2.13
      Average common shares outstanding             ======     ======
      -  basic and diluted                            69.1       69.0
                                                    ======     ======





See notes to consolidated financial statements.
--------------------------------------------------------------------------------

MERITOR AUTOMOTIVE, INC.
------------------------

CONSOLIDATED BALANCE SHEET
(IN MILLIONS)
--------------------------------------------------------------------------------

                                                                 September 30,
                                                                -------------
                                                              1999          1998
                                                              ----          ----
ASSETS
-------
CURRENT ASSETS

CASH                                                        $   68        $   65
Receivables (less allowance for doubtful
  accounts: 1999, $10; 1998, $11)                              742           638
Inventories                                                    392           360
Other current assets                                           130           153
                                                            ------        ------

Total current assets                                         1,332         1,216
                                                            ------        ------

NET PROPERTY                                                   766           666
NET GOODWILL (less accumulated amortization:
  1999, $35; 1998, $25)                                        454            39
OTHER ASSETS                                                   244           165
                                                            ------        ------
TOTAL ASSETS                                                $2,796        $2,086
                                                           ======         ======

LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES

Short-term debt                                             $   44        $   34
Accounts payable                                               712           636
Accrued compensation and benefits                              144           142
Accrued income taxes                                            28            13
Other current liabilities                                      196           229
                                                            ------        ------

Total current liabilities                                    1,124         1,054
                                                            ------        ------

LONG-TERM DEBT                                                 802           313
ACCRUED RETIREMENT BENEFITS                                    371           378
OTHER LIABILITIES                                              116            44
MINORITY INTERESTS                                              35            31

SHAREOWNERS' EQUITY

Common stock (1999, 69.1 shares issued and
68.8 outstanding; 1998, 69.0 shares issued
and outstanding)                                               69             69
Additional paid-in capital                                    158            156
Retained earnings                                             283            118
TREASURY STOCK (1999, 0.3 SHARES)                              (6)             -

Accumulated other comprehensive loss                         (156)           (77)
                                                           ------         ------
Total shareowners' equity                                     348            266
                                                           ------         ------

TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                  $2,796         $2,086
                                                           ======         ======



See notes to consolidated financial statements.

--------------------------------------------------------------------------------

MERITOR AUTOMOTIVE, INC.
STATEMENT OF CONSOLIDATED CASH FLOWS
(IN MILLIONS)

                                                         Year Ended September 30,
                                                        -------------------------
                                                        1999       1998      1997

OPERATING ACTIVITIES
Net income                                             $ 194     $ 147      $ 109
Adjustments to net income to arrive at cash
  provided by operating activities:

   Depreciation                                          120        99         97
   Amortization                                           11         3          3
   Gain on sale of business                              (24)        -          -
   Restructuring, net of expenditures                     23         -         20
   Deferred income taxes                                  17       (10)        (4)
   Pension expense                                        19        21         24
   Pension contributions                                 (30)      (28)        (5)
   Changes in assets and liabilities, excluding
   effects of acquisitions, divestitures and
   foreign currency adjustments:
      Receivables                                        (95)      (88)      (103)
      Inventories                                          -       (34)       (40)
      Accounts payable                                    45       129         80
      Other assets and liabilities                       (26)       39         27
                                                        -----    -----      -----
   CASH PROVIDED BY OPERATING ACTIVITIES                 254       278        208
                                                        -----    -----      -----
INVESTING ACTIVITIES
Capital expenditures                                    (170)     (139)      (126)
Acquisitions of businesses and investments              (573)       (8)       (16)
Proceeds from disposition of assets, property
and businesses                                            51        17          8
                                                       -----     -----      -----

   CASH USED FOR INVESTING ACTIVITIES                   (692)     (130)      (134)
                                                       -----     -----      -----
FINANCING ACTIVITIES
Net increase in short-term borrowings                     15        17          17
Net increase (decrease) in revolving debt                 22      (222)        445
Proceeds from issuance of notes                          498         -           -
Net (decrease) increase in other long-term debt          (28)       76         (6)
                                                       -----     -----      -----
      Net increase (decrease)in debt                    507      (129)        456
Cash dividends                                          (29)      (29)          -
Purchases of treasury stock                              (6)        -           -
Payment of interest rate settlement cost                (31)        -           -
Pre-Distribution payment to Rockwell                      -         -        (445)
Distribution tax obligation and other transfers
to Rockwell, net                                          -       (58)        (26)
                                                      -----     -----       -----

   CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES     441      (216)        (15)
                                                      -----     -----       -----
INCREASE (DECREASE) IN CASH                               3       (68)         59
CASH AT BEGINNING OF YEAR                                65       133          74
                                                      -----     -----       -----
CASH AT END OF YEAR                                   $  68     $  65       $ 133
                                                      =====     =====       =====


See notes to consolidated financial statements.
--------------------------------------------------------------------------------

MERITOR AUTOMOTIVE, INC.
------------------------
STATEMENT OF CONSOLIDATED SHAREOWNERS' EQUITY
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                        Year Ended September 30,
                                                        ------------------------
                                                      1999       1998        1997
                                                      ----       ----        ----
COMMON STOCK

Beginning Balance                                   $  69      $  69      $  --
Distribution of Meritor shares                         --         --         69
                                                    -----      -----      -----
Ending balance                                         69         69         69
                                                    -----      -----      -----
ADDITIONAL PAID-IN CAPITAL
Beginning balance                                     156        154         --
Distribution of Meritor shares                         --         --        154
Other                                                   2          2         --
                                                    -----      -----      -----
Ending balance                                        158        156        154
                                                    -----      -----      -----

RETAINED EARNINGS
Beginning balance                                     118         --        643
Net income                                            194        147        109
Cash dividends (per share: 1999 and 1998)             (29)       (29)        --

Net transfers to Rockwell                              --         --        (84)
Pre-Distribution payment to Rockwell                   --         --       (445)
Distribution of Meritor shares                         --         --       (223)
                                                    -----      -----      -----
Ending balance                                        283        118         --
                                                    -----      -----      -----

TREASURY STOCK
Beginning balance                                      --         --         --
Purchases of treasury stock                            (6)        --         --
                                                    -----      -----      -----
Ending balance                                         (6)        --         --
                                                    -----      -----      -----

ACCUMULATED OTHER COMPREHENSIVE LOSS
Beginning balance                                     (77)       (72)       (44)
Foreign currency translation adjustments              (79)        (5)       (28)
                                                    -----      -----      -----
Ending balance                                       (156)       (77)       (72)
                                                    -----      -----      -----

TOTAL SHAREOWNERS' EQUITY                           $ 348      $ 266      $ 151
                                                    =====      =====      =====



COMPREHENSIVE INCOME
Net income                                          $ 194      $ 147      $ 109
Foreign currency translation adjustments              (79)        (5)       (28)
                                                    -----      -----      -----

TOTAL COMPREHENSIVE INCOME                          $ 115      $ 142      $  81
                                                    =====      =====      =====




See notes to consolidated financial statements.
--------------------------------------------------------------------------------

MERITOR AUTOMOTIVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



1. BASIS OF PRESENTATION

   Meritor Automotive, Inc. (the company or Meritor) is a leading global supplier of a broad range of components and systems for use in commercial, specialty and light vehicles. The company became an independent, publicly-held company on September 30, 1997 (the Distribution Date), when Rockwell International Corporation (Rockwell) spun off its automotive businesses by distributing all of the issued and outstanding shares of the company to Rockwell's shareowners (the Distribution). Prior to the Distribution Date, the company made a payment of approximately $445 million in cash to Rockwell through a combination of dividends and other payments, including repayments of intercompany indebtedness (collectively, the Pre-Distribution Payment).

   The consolidated financial statements as of and for periods after September 30, 1997 are those of the company and its consolidated subsidiaries. The financial statements for the period ended September 30, 1997 present the combined historical financial position, results of operations and cash flows of the ongoing automotive businesses of Rockwell that were spun off. The company's financial statements for the period ended September 30, 1997 include charges from Rockwell for certain centralized services and general corporate expenses. Management believes these amounts were allocated or billed to the company on a reasonable basis. The financial information included herein for the period ended September 30, 1997 may not necessarily be indicative of the results of operations or cash flows of the company if it had been a separate, independent company during such period.

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

   Consolidations and Joint Ventures

   The consolidated financial statements include the accounts of the company and those majority-owned subsidiaries in which the company has control. All significant intercompany accounts and transactions are eliminated in consolidation. The accounts and results of operations of majority-owned subsidiaries where ownership is greater than 50 percent but less than 100 percent are included in the consolidated results and are offset by a related minority interest expense and liability recorded for the minority interest ownership. Investments in affiliates that are not majority-owned are reported using the equity method.

      Foreign Currency

      Local currencies are considered the functional currencies outside the United States, except for subsidiaries located in countries with highly inflationary economies. For operations reporting in local currencies, assets and liabilities are translated at year-end exchange rates with cumulative currency translation adjustments included as a component of accumulated other comprehensive loss. Income and expense items are translated at average rates of exchange during the year.

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


   Intangible Assets

   Goodwill represents the excess of the cost of purchased businesses over the fair value of their net assets at the date of acquisition and is amortized using the straight-line method, generally over 40 years.

   Capitalized Software

   Costs relating to internally developed or purchased software are capitalized and amortized utilizing the straight-line basis over a period of generally 5 years. These amounts are included in Other Assets in the accompanying Consolidated Balance Sheet.

   Impairment of Long-Lived Assets

   Management periodically reviews the realizability of long-lived assets based on an evaluation of remaining useful lives, cash flows and profitability projections.

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

   Stock Based Compensation

   The company accounts for its stock-based compensation using the intrinsic value approach under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation" (see Note 15).

   New Accounting Standards

   The company has adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." SFAS 130 establishes standards for the reporting and presentation of comprehensive income and its components. The adoption of SFAS 130 had no impact on the company's net income or shareowners' equity. The company's comprehensive income includes net income and foreign currency translation adjustments. Prior year financial statements have been restated to conform to the requirements of SFAS 130.

   The company has adopted Statement of Financial Accounting Standards No. 132 (SFAS 132), "Employers' Disclosure about Pensions and Other Postretirement Benefits." SFAS 132 standardizes the disclosure requirements for pensions and other postretirement benefits, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis and eliminates certain disclosures. The adoption of SFAS 132 did not affect the results of operations or financial position of the company but did affect disclosure of pension and other postretirement benefits (see Notes 16 and 17).

   In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," effective for all fiscal quarters of fiscal years beginning after June 15, 1999. SFAS 133 requires that all derivatives be recognized as either assets or liabilities in the statement of financial position and be measured at fair value. In June 1999, the FASB amended SFAS 133 by issuing Statement of Financial Accounting Standards No. 137 (SFAS 137), "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133
   - an amendment of FASB Statement No. 133." The new standard delayed the effective date of SFAS 133 to all fiscal quarters of fiscal years beginning after June 15, 2000. The company is currently analyzing the impact SFAS 133 will have on its financial statements.

3. ACQUISITION OF BUSINESSES

   On December 28, 1998, the company acquired the assets of Euclid Industries and assumed substantially all of Euclid's liabilities. Euclid is a North American supplier and manufacturer of aftermarket replacement parts for a wide range of medium- and heavy-duty vehicles.

   On December 31, 1998, the company completed its acquisition of the heavy truck axle manufacturing operations of Volvo Truck Corporation based in Lindesberg, Sweden. With this acquisition and its associated worldwide axle supply agreement, the company became the primary supplier of heavy-duty axles for Volvo's heavy truck operations. The purchase price was approximately $135 million in cash, $44 million of which is deferred over a four year period.

   On January 29, 1999, the company acquired the Heavy Vehicle Braking Systems
   (HVBS) business of LucasVarity plc for approximately $390 million in cash. The LucasVarity HVBS components include air drum and disc brakes, hydraulic brakes, wheel end components and aftermarket products.

   The above acquisitions were accounted for by the purchase method of accounting. Accordingly, the results of operations of the acquired businesses are included with those of the company for the periods subsequent to the dates of acquisition. The assets and liabilities have been recorded at fair value as of the acquisition dates. The excess of the purchase price over the fair market value of assets acquired of $421 million is included in Net Goodwill in the accompanying Consolidated Balance Sheet and is being amortized on a straight-line basis over 40 years.

   The following unaudited pro forma consolidated results of operations assume that each of the foregoing acquisitions occurred as of the beginning of each period (in millions, except per share amounts):

                                                              1999       1998

                                                            ---------  ---------
    Net sales                                               $4,623     $4,440
                                                            ======     ======
    Net income                                              $  194     $  145
                                                            ======     ======
    Basic and diluted earnings per share                    $ 2.81     $ 2.10
                                                            ======     ======






4. SALE OF BUSINESS

   In the fourth quarter of 1999 a one-time gain of $24 million ($18 million after-tax, or $0.27 per share) was recorded to reflect the formation of a transmission and clutch joint venture with ZF Friedrichshafen AG (ZF). Under the terms of the joint venture agreement, Meritor transferred the assets of its transmission and clutch businesses into the joint venture, while ZF contributed technology and made a $51 million cash payment to Meritor. Meritor and ZF each own 50 percent of the joint venture.

5. RESTRUCTURING AND SPIN-OFF COSTS

   The company recorded a restructuring charge of $28 million ($17 million after-tax, or $0.25 per share) in fiscal 1999. This charge includes severance and other employee costs of approximately $16 million related to a net reduction of approximately 300 employees, with the balance primarily associated with facility related costs from the rationalization of operations. The employees terminated were from various lines of businesses and functions. As of September 30, 1999, approximately 250 employees had been terminated and approximately $5 million had been paid in termination benefits. As of September 30, 1999, approximately $11 million of the 1999 reserve remains in Other Current Liabilities in the accompanying Consolidated Balance Sheet. The company expects the remaining restructuring actions will be substantially completed by the end of fiscal 2000.

   The company recorded a restructuring charge of $21 million ($16 million after-tax) in fiscal 1997. This charge was comprised of severance and other employee costs of $16 million related to 640 employees and other facility related costs of $5 million. All actions associated with the restructuring were completed as of September 30, 1999. In 1997, the company also recorded spin-off costs of $8 million ($5 million after-tax) associated with start-up activities of the new company.

   These charges are included in the caption Restructuring and Spin-off Costs in the accompanying Statement of Consolidated Income.

6. INVENTORIES

   Inventories are summarized as follows (in millions):

                                                              September 30,
                                                              -------------
                                                             1999       1998
                                                             ----       ----
   Finished Goods                                            $ 181      $ 143
   Work in process                                             117        120
   Raw materials, parts and supplies                           145        150
                                                             -----      -----
   Total                                                       443        413
   Less allowance to adjust the carrying
   value of certain inventories (1999, $135;
   1998 $144) to a LIFO basis                                  51         53
                                                             -----      -----

   Inventories                                               $ 392      $ 360
                                                             =====      =====

7. OTHER CURRENT ASSETS
   Other Current Assets are summarized as
   follows (in millions):



                                                              September 30,
                                                              --------------
                                                              1999      1998
                                                              ----      ----
   Current deferred income taxes (see Note 18)                $  83     $ 112
   Customer tooling                                              30        20
   Prepaid expenses and other                                    17        21
                                                              -----     -----
   Other Current Assets                                       $ 130     $ 153
                                                              =====     =====

8. NET PROPERTY

   Net Property is summarized as follows (in millions):

                                                               September 30,
                                                              ---------------
                                                              1999       1998
                                                              ----       ----
   Property at cost:
     Land and land improvements                             $   33     $   32
     Buildings                                                 308        293
     Machinery and equipment                                 1,217      1,037
     Company-owned tooling                                     194        204
     Construction in progress                                  113         95
                                                            ------     ------
   Total                                                     1,865      1,661
   Less accumulated depreciation                             1,099        995
                                                            ------     ------
   Net Property                                             $  766     $  666
                                                            ======     ======

9. OTHER ASSETS

   Other Assets are summarized as follows (in millions):

                                                                 September 30,
                                                                --------------
                                                                1999      1998
                                                                ----      ----
   Long-term deferred income taxes (see Note 18)             $   71    $   53
   Investments in affiliates                                     50        46
   Prepaid pension costs (see Note 17)                           66        30
   Net capitalized computer software costs                       34        16
   Other                                                         23        20
                                                             ------    ------
   Other Assets                                              $  244    $  165
                                                             ======    ======

10. OTHER CURRENT LIABILITIES

    Other Current Liabilities are summarized as follows (in millions):

                                                                September 30,
                                                               --------------
                                                               1999      1998
                                                               ----      ----
   Accrued product warranties                                $   95     $ 112
   Accrued taxes other than income taxes                         27        36
   Accrued restructuring                                         11        10
   Accrued interest rate settlement cost (see note 13)            -        31
   Environmental reserves                                        10        10
   Other                                                         53        30
                                                             ------     ------
   Other Current Liabilities                                 $  196     $ 229
                                                             ======     ======

11. OTHER LIABILITIES

    Other Liabilities are summarized as follows
    (in millions):

                                                                     September 30,
                                                                    -------------
                                                                    1999     1998
                                                                    ----     ----
    Self-insurance reserves                                       $   16     $ 20
    Environmental reserves                                            14       14
    Deferred payments                                                 44        -
    Other                                                             42       10
                                                                  ------     ----


                                                                     September 30,
                                                                    -------------
                                                                    1999     1998
                                                                    ----     ----
   Other Liabilities                                              $  116     $ 44
                                                                  ======     ====

12.  LONG-TERM DEBT

     Long-term Debt is summarized as follows
     (in millions):

                                                                September 30,
                                                                -------------
                                                               1999       1998
                                                             ------     ------
   6.8% notes due 2009, net of discount                      $  498     $    -
   Bank revolving Credit Facility                               239        219
   Lines of credit                                               50         79
   Other                                                         15         15
                                                             ------     ------
   Long-term Debt                                            $  802     $  313
                                                             ======     ======

   The company has a $1 billion unsecured revolving Credit Facility with 20 banks, which expires in August 2002. Borrowings are subject to interest based on quoted market rates, principally LIBOR and Eurocurrency rates, at the date of borrowing plus an applicable margin which is based on the company's credit rating. In addition, a facility fee, which also varies based upon the company's credit rating, is required on the $1 billion committed amount. At September 30, 1999, the margin over the LIBOR-based and Eurocurrency rates was 20 basis points, and the facility fee on the committed amount was 10 basis points. At September 30, 1999, the company was in compliance with all covenants included in the Credit Facility and there have been no events of default. Up to $500 million of the Credit Facility is available for non-U.S. currency loans and up to $100 million is available for the issuance of standby letters of credit.

   The company has $135 million of unsecured lines of credit. Interest rates under these lines of credit are determined at the time of borrowing based on the underlying bank rates and averaged approximately 6.09 percent at September 30, 1999. Borrowings under the lines generally extend through September 2000 and are classified as long-term debt as the company has the ability and intent to refinance these borrowings under its revolving Credit Facility.

   On April 9, 1998, the company filed a shelf Registration Statement with the Securities and Exchange Commission covering up to $500 million aggregate principal amount of debt securities. On February 24, 1999, the company completed a public offering of debt securities under the shelf registration consisting of $500 million 10-year fixed-rate 6.8 percent notes due February 15, 2009. The notes were offered to the public at 99.553 percent of their principal amount, and were recorded net of discount of approximately $2 million. The proceeds were used to repay existing indebtedness, including an interim $300 million short-term unsecured credit facility entered into to facilitate three acquisitions (see Note 3).

13. FINANCIAL INSTRUMENTS

    Meritor's financial instruments include cash, short- and long-term debt and foreign currency forward exchange contracts. As of September 30, 1999 and 1998, the carrying values of the company's financial instruments approximated their fair values based on prevailing market prices and rates. It is the policy of the company not to enter into derivative financial instruments for speculative purposes. The company does enter into foreign currency forward exchange contracts to minimize the risk of unanticipated gains and losses from currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. These foreign currency forward exchange contracts relate to purchase and sales transactions and are generally for terms of less than one year. The foreign currency forward exchange contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. The notional amount of outstanding foreign currency forward exchange contracts aggregated $266 million and $212 million at September 30, 1999 and 1998, respectively. Meritor does not anticipate any material adverse effect on its results of operations or financial position relating to these foreign currency forward exchange contracts.

    In anticipation of offering debt securities under the shelf Registration Statement described in Note 12, the company entered into interest rate agreements in April 1998 to secure interest rates. The planned issuance of the debt securities did not occur in fiscal 1998, initially due to the consideration of a major acquisition and, subsequently, the instability in the U.S. corporate bond market. The company settled the interest rate agreements in October 1998, resulting in a payment in the first quarter of fiscal 1999 of $31 million, which was accrued and included in Other Current Liabilities at September 30, 1998. The accounting treatment of the settlement payment is a one-time charge of $31 million ($19 million after-tax, or $0.27 per share) which is included in the accompanying Statement of Consolidated Income. Had the debt been issued, the accounting treatment would have been to defer and amortize the cost of the settlement over the life of the debt securities.

14. CAPITAL STOCK

    The company is authorized to issue 350 million shares of Common Stock, with a par value of $1 per share, and 25 million shares of Preferred Stock, without par value, of which 1 million shares are designated as Series A Junior Participating Preferred Stock (Junior Preferred Stock). Under the Company Rights Plan, a Preferred Share Purchase Right (Right) is attached to each share of Common Stock pursuant to which the holder may, in certain takeover-related circumstances, become entitled to purchase from the company 1/100th of a share of Junior Preferred Stock at a price of $112.50, subject to adjustment. Also, in certain takeover-related circumstances, each Right (other than those held by an acquiring person) will be exercisable for shares of Common Stock or stock of the acquiring person having a market value of twice the exercise price. In certain events, each Right may be exchanged by the company for one share of Common Stock or 1/100th of a share of Junior Preferred Stock. The Rights will expire on September 30, 2007, unless earlier exchanged or redeemed at a redemption price of $0.01 per Right. Until a Right is exercised, the holder, as such, will have no voting, dividend or other rights as a shareowner of the company.

    The company has reserved 7.7 million shares of Common Stock in connection with its 1997 Long-Term Incentives Plan (the 1997 LTIP), Directors Stock Plan and Incentive Compensation Plan for grants of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and stock awards to key employees and the company's directors. At September 30, 1999, there were 3.8 million shares available for future grants under these plans.

    In September 1999, the company's board of directors authorized the purchase of up to $125 million of the company's common stock. Under the repurchase program, the company expects to purchase shares periodically in the open market or through privately negotiated transactions. Through September 30, 1999 the company had acquired 298,000 shares at an aggregate cost of $6 million, or an average of $21.31 per share.

15. STOCK OPTIONS

    Stock options granted under the plans described in Note 14 expire ten years from the date of grant and generally have a vesting period of three years. The stock options granted are exercisable at prices equal to the fair market value of Common Stock on the dates the options are granted; accordingly, no compensation expense has been recognized for the stock option plans.

    Information relative to stock options is as follows (shares in thousands):


                                                                     Weighted
                                                                     Average
                                                                     Exercise
                                                    Shares           Price
                                                  ----------       ------------

   Conversion of Rockwell options at
   September 30, 1997                                 368             $ 23.78
   Granted                                          3,043               22.40
   Exercised                                          (1)                --
   Canceled                                         (292)                --
                                                    -----                --
   Options outstanding at September 30, 1998        3,118               22.56
   Granted                                            839               20.53
   Exercised                                         (30)                  --
   Canceled                                         (290)                  --
                                                    ----
   Options outstanding at September 30, 1999        3,637               22.12
                                                    =====

   Exercisable at September 30, 1998:                 114               23.79
   Exercisable at September 30, 1999:                 829               22.81


    Options outstanding at September 30, 1999 are summarized as follows (shares in thousands):



                                                           Price range
                                                   --------------------------
                                                   $14.63-20.75  $22.31-26.11
                                                   --------------------------
   Options outstanding                                   787              2,850
   Weighted average remaining life (years)               9.4                8.1
   Weighted average exercise price                    $20.41             $22.59

   Options exercisable                                     -                829

    If the company accounted for its stock-based compensation plans using the fair value method provided by SFAS 123, the company's 1999 and 1998 net income and earnings per share would have been reduced to pro forma net income of $188 and $142 million, respectively, and pro forma earnings per share of $2.72 and $2.06, respectively. The weighted average fair value of options granted was $5.84 and $7.01 per share in 1999 and 1998, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes pricing model utilizing expected volatility of 31 percent, expected life of 5 years and an expected dividend yield of 2 percent in both fiscal 1999 and 1998 and a risk free interest rate of 4.8 percent in fiscal 1999 and 5.8 percent in fiscal 1998. Pro forma net income would have been $1.1 million lower in 1997, utilizing the same assumptions noted for fiscal 1998, except with an expected volatility of 26 percent.

16. RETIREMENT MEDICAL PLANS

    Meritor has retirement medical plans that cover most of its U.S. and certain non-U.S. employees and provide for medical payments to eligible employees and dependents upon retirement.

    The components of retirement medical expense are as follows (in millions):


                                                  1999        1998        1997
                                                  ----        ----        ----

    Service cost                                  $ 3         $ 2        $  2
    Interest cost                                  29          28          28
    Amortization of unrecognized amounts            1          (1)        (1)
                                                  ----        ----        ---

    Retirement medical expense                    $ 33        $ 29        $ 29
                                                  ====        ====        ====

   The following reconciles the change in retiree medical accumulated benefit obligation and the amounts included in the balance sheet (in millions):

   Accumulated benefit obligation:                            1999        1998
                                                            ------      ------

Retirees                                                      $384        $395
Employees eligible to retire                                    19          22
Employees not eligible to retire                                34          37
                                                              ----        ----

Total accumulated benefit obligation                          $437        $454
                                                              ====        ====


   Change in accumulated benefit obligation:

                                                                   1999      1998
                                                                   ----      ----
Accumulated benefit obligation at beginning of year                 $454     $401
Service cost                                                           3        2
Interest cost                                                         29       29
Plan amendments                                                        -       17
Acquisitions                                                           2        -
Actuarial (gains) and losses                                        (10)       41
Benefits paid ($36 million in fiscal 1997)                          (41)     (36)
                                                                    ----    -----
Accumulated benefit obligation at end of year                        437      454
Items not recognized in the balance sheet:

     Plan amendments                                                  15       21
     Actuarial losses                                               (157)    (173)
                                                                   -----   ------
Recorded liability at September 30                                  $295     $302
                                                                    ====     ====


   Weighted average assumptions used (June 30 measurement date):

                                                   1999             1998
                                                   ----             ----
Discount rate                                      7.5%             6.75%
Health care cost trend rates                       7.0%              8.0%
Ultimate trend rates                               5.0%              5.0%
Year ultimate trend rates achieved                 2016              2016

    Increasing the health care cost trend rates by one percentage point would increase the accumulated obligation at September 30, 1999 by approximately $34 million and would increase total expense by approximately $3 million. Decreasing the health care cost trend rates by one percentage point would decrease the accumulated obligation at September 30, 1999 by approximately $29 million and would decrease total expense by approximately $2 million.

17. RETIREMENT PENSION PLANS

    Prior to the Distribution, Meritor employees participated in a Rockwell pension plan that provides monthly pension payments to eligible U.S. employees upon retirement. At September 30, 1997, the company established a pension plan with substantially similar benefits that credits participants for service earned with Rockwell. Pension benefits for salaried employees are based on years of credited service and compensation. Pension benefits for certain hourly employees are based on years of service and specified benefit amounts.

    The obligation for vested benefits earned by Meritor participants prior to the Distribution and all related assets were retained by Rockwell. The benefits payable under the Meritor plan will be equal to the difference between the total benefit earned with both companies and the vested benefit obligation retained by Rockwell.

    Net pension expense consisted of the following (in millions):

                                                    1999      1998       1997
                                                  ------     -----     ------
    Service cost                                   $  21     $  15     $  14
    Interest cost                                     22        18        17
    Assumed return on plan assets                    (25)      (15)      (13)
    Amortization of unrecognized amounts               1         3         6
                                                   -----     -----     -----
    Net pension expense                            $  19     $  21     $  24
                                                   =====     =====     =====

   The following reconciles the change in pension projected benefit obligation, the change in plan assets and the amounts included in the balance sheet (in millions):

   Change in projected benefit obligation:


                                                                  1999      1998
                                                                  ----      ----
   Projected benefit obligation at beginning of year             $ 318     $ 263
   Service cost                                                     21        15
   Interest cost                                                    22        18
   Participant contributions                                         2         1
   Plan amendments                                                   3         2
   Acquisitions                                                     81         -
   Actuarial losses                                                 19        32
   Special termination benefits                                      1         -
   Benefits paid                                                   (19)     (13)
   Foreign exchange rate changes                                    (3)        -
                                                                 -----     -----
   Projected benefit obligation at end of year                     445       318
                                                                 -----     -----

   Change in plan assets:
   Fair value of plan assets at beginning of year                  237       184
   Actual return on plan assets                                     10        38
   Employer contributions                                           30        28
   Plan participants' contributions                                  2         1
   Acquisitions                                                    109         -
   Benefits paid                                                   (19)     (13)
   Foreign exchange rate changes                                    (1)      (1)
                                                                  -----     ----

   Fair value of plan assets at end of year                        368       237
                                                                  -----     ----

   Funded status                                                   (77)     (81)

   Items not recognized in the balance sheet:

     Actuarial gains                                                41         7
     Prior service cost                                             15        16
     Net initial obligation                                        (12)      (15)
                                                                 -----     -----

   Net accrued pension costs                                    $ (33)   $ (73)
                                                                 =====     =====

   Amounts recognized in the balance sheet at September 30 consisted of:

                                                                   1999     1998
                                                                   ----     ----
   Prepaid pension asset                                         $  66     $  30
   Accrued pension liability                                     (104)     (110)
   Intangible asset                                                  5         7
                                                                 -----     -----
   Net amount recognized                                         $(33)    $ (73)
                                                                 =====     =====

   The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $235 million, $177 million and $80 million, respectively, as of September 30, 1999 and $195 million, $135 million and $54 million, respectively, as of September 30, 1998.

    Assumptions used (June 30 measurement date):


                                                                  1999      1998
                                                                  ----      ----
   Discount rate                                              6.0-7.5%    6.0 -6.75%
   Compensation increase rate                                 2.5-4.5%     2.5- 4.5%
   Long-term rate of return on plan assets                        9.0%          9.0%


    The company also sponsors certain defined contribution savings plans for eligible employees. Expense related to these plans was $6 million, $6 million and $5 million for fiscal 1999, 1998 and 1997, respectively.

18.   INCOME TAXES

    The components of the Provision for Income Taxes are summarized as follows (in millions):


                                                         1999       1998      1997
                                                         ----       ----      ----
   Current tax expense:

      United States                                    $   37     $   37    $   23
      Foreign                                              59         62        53
      State and local                                      10          9         5
                                                        ------     ------    ------
           Total current tax expense                      106        108        81
                                                       -------     ------    ------
   Deferred tax expense (benefit):
      United States                                        13         (4)       (3)
      Foreign                                               3         (3)        -
      State and local                                       1         (3)       (1)
                                                        ------     ------    ------

           Total deferred tax expense (benefit)            17        (10)       (4)
                                                        ------     ------    ------

   Provision for Income Taxes                          $  123     $   98    $   77
                                                        ======     ======    ======

   The deferred tax expense represents tax deductions related to previously accrued expenses. The deferred tax benefit represents the tax impact related to certain accrued expenses that have been recorded for financial statement purposes but are not deductible for income tax purposes until paid.

   Net deferred income tax benefits included in Other Current Assets in the accompanying Consolidated Balance Sheet consist of the tax effects of temporary differences related to the following (in millions):


                                                                   September 30,
                                                                   -------------
                                                                 1999        1998
                                                                 ----        ----
   Accrued product warranties                                  $   31      $   40
   Accrued compensation and benefits                               26          31
   Accrued restructuring                                            3           3
   Accrued interest rate settlement cost                            -          12
   Other-net                                                       23          26
                                                               ------      ------
   Current deferred income taxes                               $   83      $  112
                                                               ======      ======


   Net deferred income tax benefits included in Other Assets in the accompanying Consolidated Balance Sheet consist of the tax effects of temporary differences related to the following (in millions):


                                                                  September 30,
                                                                  -------------
                                                                 1999        1998
                                                                 ----        ----

    Accrued retirement medical costs                           $  100      $   99
    Property                                                      (54)       (64)
    Pensions                                                        8          12
    Loss and credit carryforwards                                  30          23
    Other-net                                                       4         (8)
                                                               ------      ------
    Subtotal                                                       88          62
    Valuation allowance                                           (17)        (9)
                                                               ------      ------
    Long-term deferred income taxes                            $   71      $   53
                                                                ======     ======

    Management believes it is more likely than not that current and long-term deferred tax benefits will reduce future current income tax expense and payments. Significant factors considered by management in its determination of the probability of the realization of the deferred tax benefits included:
    (a) historical operating results, (b) expectations of future earnings and
    (c) the extended period of time over which the retirement medical liability will be paid. The valuation allowance represents the amount of tax benefits related to net operating loss and tax credit carryforwards which management believes are not likely to be realized. The carryforward periods for $21 million of net operating losses and tax credit carryforwards expire between 2000 and 2009. The carryforward period for the remaining net operating losses and tax credits is indefinite.

    A substantial portion of Meritor's results of operations for 1997 and prior years is included in the consolidated U.S. and combined non-U.S. income tax returns of Rockwell. The remaining results of operations for Meritor are included in separate Meritor income tax returns. Rockwell has agreed to indemnify Meritor for income tax liabilities and retained the rights to tax refunds relating to any operations included in such consolidated or combined tax returns. The income tax provisions included in the Statement of Consolidated Income for fiscal 1997 have been determined as if the company were a separate taxpayer.

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

    The company's effective tax rate was different from the U.S. statutory rate for the reasons set forth below:

                                                         1999       1998      1997
                                                         ----       ----      ----
   Statutory tax rate                                     35.0%     35.0%     35.0%
   State and local income taxes                            2.3       1.6       1.2
   Foreign income taxes                                    1.1       2.7       3.7
   Recognition of tax loss carryforwards                     -      (2.0)     (1.9)
   Sale of business - basis difference                    (1.2)        -         -
   Tax on undistributed foreign earnings                   1.2       1.6       2.0
   Other                                                   0.4       1.1       1.3
                                                        ------    ------    ------

   Effective tax rate                                    38.8%      40.0%     41.3%
                                                        ======     ======    ======

    The income tax provisions were calculated based upon the following components of income before income taxes (in millions):

                                                         1999       1998      1997
                                                         ----       ----      ----
   United States income                               $   157     $   86    $   53
   Foreign income                                         160        159       133
                                                       ------     ------    ------
   Total                                               $  317     $  245    $  186
                                                       ======     ======    ======


    No provision has been made for U.S., state or additional foreign income taxes related to approximately $199 million of undistributed earnings of foreign subsidiaries that have been or are intended to be permanently reinvested.

19. SUPPLEMENTAL FINANCIAL INFORMATION


                                                         1999       1998      1997
                                                         ----       ----      ----
   (In millions)
   Statement of income data:
   Maintenance and repairs expense                      $   74     $  72     $  70
   Research, development and engineering expense           117       111       103
   Rental expense                                           23        18        18
   Statement of cash flows data:
   Interest payments                                     $  61     $  43     $  10
   Income tax payments                                      95       116        16
   Distribution tax payment                                  -        72         -


20. CONTINGENT LIABILITIES

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

    The company has been designated as a potentially responsible party at three Superfund sites, excluding sites as to which the company's records disclose no involvement or as to which the company's potential liability has been finally determined. Management estimates the total reasonably possible costs the company could incur for the remediation of Superfund sites at September 30, 1999 to be approximately $17 million, of which $10 million has been accrued.

    Various other lawsuits, claims and proceedings have been asserted against Meritor alleging violations of federal, state and local environmental protection requirements, or seeking remediation of alleged environmental impairments, principally at previously disposed of properties. For these matters, management has estimated the total reasonably possible costs the company could incur at September 30, 1999 to be approximately $39 million. Environmental accruals for these matters of $14 million have been recorded.

    At September 30, 1999, there were no receivables recorded from third parties related to environmental matters.

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

    Various other lawsuits, claims and proceedings have been or may be instituted or asserted against the company relating to the conduct of its business, including those pertaining to product liability, intellectual property, safety and health and employment matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the company, management believes the disposition of matters that are pending or asserted will not have a material adverse effect on the company's financial statements.

    In connection with the Distribution, the company assumed all contingent liabilities (including those in respect of environmental matters) related to current and former operations of Rockwell's automotive businesses.

21.   BUSINESS SEGMENT INFORMATION

    In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information," effective for fiscal years beginning after December 15, 1997. The company adopted SFAS 131 at the beginning of fiscal 1999. The adoption of SFAS 131 did not affect the results of operations or financial position of the company, but did affect the disclosure of segment information. The company has defined a segment as a component of the company with business activity resulting in revenue and expense, whose operating results are evaluated regularly by the company's chief operating decision maker in determining resource allocation and assessing performance and for which discrete financial information is available. Following the provisions of SFAS 131, the company is reporting segment sales and operating income in the same format reviewed by the company's management. All prior year data have been restated and are on a comparative basis for fiscal years 1999 and 1998. The financial data for fiscal 1997 are that of the ongoing automotive businesses of Rockwell and may not necessarily be comparative to fiscal years 1999 and 1998 (see Note 1).

    The company currently has two operating segments, Heavy Vehicle Systems
    (HVS) and Light Vehicle Systems (LVS). Heavy Vehicle Systems is a leading supplier of drivetrain systems and components, including axles, brakes, transmissions, clutches and drivelines, for medium- and heavy-duty trucks, trailers and off-highway equipment and specialty vehicles, including military, bus and coach, and fire and rescue. Within HVS, the company distinguishes between Original Equipment sales and Aftermarket sales. Light Vehicle Systems is a major supplier of roof, door, access control, and suspension systems, and wheel products for passenger cars, light trucks and sport utility vehicles. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

   Segment information is summarized as follows:

   Sales (in millions):


                                                         1999       1998      1997
                                                         ----       ----      ----
   HVS
      Original Equipment                               $2,460     $2,048    $1,667
      Aftermarket                                         415        313       290
                                                       ------     ------    ------
                                                        2,875      2,361     1,957
   LVS                                                  1,575      1,475     1,352
                                                       ------     ------    ------
   Total                                               $4,450     $3,836    $3,309
                                                       ======     ======    ======



   Earnings (in millions):
                                                         1999       1998      1997
                                                         ----       -----     ----
   Operating earnings:
    HVS                                                $  233     $  211    $  142
    LVS                                                   133         88        68
   Restructuring and spin-off costs                       (28)         -       (29)
                                                       ------     ------    ------
      Operating Earnings                                  338        299       181
         Equity in earnings of affiliates                  35         28        15

   Other income - net                                       1          3        11
   Minority interests                                     (16)       (11)      (11)
   Gain on sale of business                                24          -         -
   Interest rate settlement cost                            -        (31)        -
   Interest expense                                       (65)       (43)      (10)
                                                       -------     ------    ------
   Income before income taxes                             317        245       186
   Provision for income taxes                             123         98        77
                                                       -------     ------    ------
   Net income                                          $  194     $  147    $  109
                                                       =======     ======    ======

   Depreciation and Amortization (in millions):

                                                         1999       1998      1997
                                                         ----       -----     ----
   HVS                                                 $   86     $   58     $  58
   LVS                                                     45         44        42
                                                       ------     ------     -----
   Total depreciation and amortization                 $  131     $  102    $  100
                                                       ======     ======    ======

   Capital Expenditures (in millions):

                                                         1999       1998      1997
                                                         ----       -----     ----
   HVS                                                 $  115     $   81    $   61
   LVS                                                     55         58        65
                                                       ------     ------    ------
   Total capital expenditures                          $  170     $  139    $  126
                                                       ======     ======    ======

   Segment Assets (in millions):

                                                         1999       1998      1997
                                                         ----       -----     ----

   HVS                                                 $1,814     $1,049    $  941
   LVS                                                    701        741       677
                                                       ------     ------     -----
   Segment total assets                                 2,515      1,790     1,618
   Corporate (1)                                          281        296       384
                                                       ------     ------    ------
   Total assets                                        $2,796     $2,086    $2,002
                                                       ======     ======    ======

    (1) Consists primarily of cash, taxes and prepaid pension costs.

    Information on the company's geographic areas is summarized as follows:

   Sales by Geographic Area (in millions):

                                                         1999       1998      1997
                                                         ----       -----     ----
   United States                                       $2,249     $1,848    $1,522
   Canada                                                 476        414       352
   Mexico                                                 145        124        74
                                                       ------     ------    ------
      Total North America                               2,870      2,386     1,948
   France                                                 398        411       337
   United Kingdom                                         271        251       265
   Other Europe                                           584        431       420
                                                       ------     -------   ------
      Total Europe                                      1,253      1,093     1,022
   Other                                                  327        357       339
                                                       ------     ------    ------
   Total sales                                         $4,450     $3,836   $ 3,309
                                                       ======     ======   =======

   Assets by Geographic Area (in millions):

                                                         1999       1998      1997
                                                         ----       -----     ----
   United States                                       $1,375     $  937    $  830
   Canada                                                 150        146       226
   Mexico                                                  83         82        75
                                                       ------     ------    ------
      Total North America                               1,608      1,165     1,131
   United Kingdom                                         346        128       121
   France                                                 191        202       177
   Other Europe                                           402        309       268
                                                       ------     ------    ------
      Total Europe                                        939        639       566
   Other                                                  249        282       305
                                                       ------     ------    ------
   Total assets                                        $2,796     $2,086    $2,002
                                                       ======     ======    ======

    Sales to one original equipment manufacturer represented 23 percent of the company's sales in fiscal 1999, 1998 and 1997. These sales include other customers acquired or merged with this customer. No other customer comprised 10 percent or more of the company's sales in the three years ended September 30, 1999.

22.   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

    The following is a condensed summary of the company's unaudited quarterly results of operations for fiscal 1999 and 1998 and stock price data for fiscal 1999.


                                   1999 Fiscal Quarters
                                   --------------------
                                 First    Second         Third     Fourth           1999
                                 -----    ------         -----     ------           ----
 (In millions, except
share-related data)
   Sales                       $ 944     $ 1,163       $ 1,217    $1,126         $ 4,450
   Cost of sales                 817         992         1,035       960           3,804
   Net income                     40          50            39        65             194

   Net income per share
   (basic and diluted)         $0.58       $0.72         $0.56     $0.95          $ 2.81
                               =====       =====         =====     =====          ======
   Stock Prices

     High                    $22 1/8    $21 11/16      $26 1/2    $26           $26 1/2
     Low                     $14 1/8    $14 3/16     $15 11/16    $19 5/8       $14 1/8


   Third quarter 1999 net income included a restructuring charge of $28 million ($17 million after-tax, or $0.25 per share) (See Note 5) and fourth quarter 1999 net income included a gain on sale of business of $24 million ($18 million after-tax, or $.27 per share) (See Note 4).


                                                          1998 Fiscal Quarters
                                                          --------------------
                                            First      Second     Third     Fourth      1998
                                            -----      ------     -----     ------     ------
(In millions, except share-related data)

   Sales                                    $ 911      $ 968     $1,003     $ 954      $ 3,836
   Cost of sales                              791        823        852       823        3,289
   Net income                                  32         45         47        23          147
   Net income per share
   (basic and diluted)                      $0.47      $0.64      $0.68     $0.34        $2.13
                                            =====      =====     ======     =====        =====


   Fourth quarter 1998 net income was reduced by a one-time charge of $31 million ($19 million after-tax, or $0.27 per share) related to the settlement of the interest rate agreements (See Note 13).

23. Subsequent Event (Unaudited)

   On November 30, 1999, the company completed the sale of its LVS seat adjusting systems business for $130 million cash. The seat adjusting systems business had fiscal 1999 sales of approximately $130 million.

                        CHIEF FINANCIAL OFFICER'S REVIEW
                        --------------------------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS (1)
                      ------------------------------------

OVERVIEW AND OUTLOOK

      Since becoming a public company on September 30, 1997, Meritor has delivered strong sales and earnings growth and improved operating margins. During this period, Meritor's sales have grown at a 16 percent compounded annual growth rate (CAGR) and earnings per share have grown at a 27 percent CAGR, excluding special items, comparing favorably with our long-term financial goals.

      Sales for fiscal 1999 were $4.5 billion, a 16 percent increase over last year's sales of $3.8 billion. Net income for the year was $194 million, or $2.81 per share, an increase of 32 percent as compared with 1998 net income of $147 million, or $2.13 per share. Acquisitions contributed sales of $395 million and earnings per share of $0.03 in fiscal 1999. Operating earnings for fiscal 1999 were $338 million, including a restructuring charge of $28 million, an increase of $39 million or 13 percent over fiscal 1998. Operating margins of 8.2 percent, before restructuring costs, increased 40 basis points from fiscal 1998 operating margins of 7.8 percent. Our cash flow from operations was $254 million and was used primarily to fund capital expenditures in our core businesses and to pay dividends. Proceeds from the issuance of notes were used to finance three acquisitions and resulted in an increase in our long-term debt to capitalization ratio to 68 percent at September 30, 1999 from 51 percent at September 30, 1998.

      The automotive supplier industry is rapidly transforming to keep pace with the globalization and consolidation of the automotive OEM's. The increased competitive pressures and complexity of the automotive industry have presented suppliers with many challenges and opportunities. To meet the global sourcing demands of OEM's and achieve the necessary economies of scale, the supplier base is undergoing consolidation through mergers, acquisitions, joint ventures and other alliances activities. Future growth opportunities are expected to come from demand for complete systems and modules, outsourcing trends and emerging markets. Meritor is well positioned to take full




--------
(1) See Note 1 of Notes to Consolidated Financial Statements for the definition of capitalized terms used and not otherwise defined in this section.

advantage of these opportunities. As a global manufacturer with increasingly diverse products, customers and geographic base, as well as technical leadership in core products and financial strength, Meritor is equipped to be the partner of choice for those customers who value exceptional service, outstanding quality and technology solutions worldwide.

      Meritor completed several strategic acquisitions and alliances in fiscal year 1999, which enhanced the company's position as an increasingly broad-based supplier in the global automotive components and systems industry. On December 31, 1998, the company completed its acquisition of the heavy truck axle manufacturing operations of Volvo Truck Corporation based in Lindesberg, Sweden. With this acquisition and its associated worldwide axle supply agreement, the company became the primary supplier of heavy-duty axles for Volvo's heavy truck operations. The purchase price was approximately $135 million, $44 million of which is deferred over a four year period. On December 28, 1998, the company acquired the assets of Euclid Industries and assumed substantially all of Euclid's liabilities. Euclid is a North American supplier and manufacturer of aftermarket replacement parts for a wide range of medium- and heavy-duty vehicles. Euclid added improved access to distribution channels and a strong customer service reputation to our growing business in the HVS aftermarket parts and services. On January 29, 1999, the company acquired the Heavy Vehicle Braking Systems (HVBS) business of LucasVarity plc for approximately $390 million cash. The LucasVarity HVBS components include air drum and disc brakes, hydraulic brakes, wheel end components and aftermarket products which complement the company's brake systems products. This acquisition is a significant step in our global growth strategy and reflects our efforts to expand our presence in Europe and to provide our HVS OEM and Aftermarket customers with a comprehensive offering of drivetrain systems and components.

      {Charts}

      The company formed a transmission and clutch joint venture with ZF Friedrichshafen AG (ZF) on August 31, 1999. Under the terms of the joint venture agreement, Meritor transferred the assets of its transmission and clutch businesses into the joint venture, while ZF contributed technology and made a $51 million cash payment to Meritor. The joint venture will provide customers with a broader range of state-of-the-art products. Meritor and ZF each own 50 percent of the joint venture.

      On November 30, 1999, the company completed the sale of its LVS seat adjusting systems business for $130 million cash. The seat adjusting business had fiscal 1999 sales of approximately $130 million. This divestiture reflects the company's continuous review and assessment of existing businesses, placing emphasis on the core businesses that support the company's long-term strategic direction.

      In September 1999, the company announced a program to repurchase up to $125 million of its common stock. Under the program, the company is purchasing shares periodically in the open market or through privately negotiated transactions as market conditions warrant and in accordance with Securities and Exchange Commission rules. As of September 30, 1999, the company had purchased 298,000 shares at an aggregate cost of $6 million, or an average of $21.31 per share.

      With strong market share positions in our major markets, a diversified revenue base and geographic balance (see charts on page 3), we are confident in our ability to meet our long-term financial goals to grow internally, on an average annual basis, sales by 8 percent and earnings per share by 15 percent. We are also committed to managing Meritor with a strong emphasis on cash and improving our long-term debt to capitalization ratio to 45 percent, excluding acquisition activities.

      Our long-term goals have been established with the recognition that the industry in which the company operates has been characterized historically by periodic fluctuations in overall demand for commercial, specialty and light vehicles for which the company supplies products, resulting in corresponding fluctuations in demand for products of the company. Accordingly, the company will measure its performance against these long-term financial goals over a multi-year period. The outlook for fiscal 2000 is for strength in our core markets, although we believe volumes in the North American heavy truck and light vehicle markets and the European car market will likely be lower than the fiscal 1999 levels. We also anticipate stronger overall results in fiscal 2000, as we continue to leverage the acquisitions and restructuring actions initiated this past year and benefit from our ongoing process improvement and cost reduction programs.

      Meritor began operations separate from Rockwell on September 30, 1997. The financial information included in this annual report for periods prior to September 30,

1997 may not necessarily be indicative of the results of operations, financial position and cash flows of the company had it been a separate, independent company during such periods.


FINANCIAL CONDITION

      Cash flow from operations was $254 million, $278 million and $208 million in fiscal 1999, 1998 and 1997, respectively. Increased working capital requirements in 1999 resulted in a reduction in the amount of cash provided by operating activities as compared to 1998.

      The strong cash flows have allowed the company to fund capital expenditures of $170 million in fiscal 1999, $139 million in fiscal 1998 and $126 million in fiscal 1997, as the company continues to invest in the property, plant and equipment needed for future business requirements. Capital expenditures in fiscal 1999 included equipment to support new product introductions, capacity expansion and new production processes and costs to implement Enterprise Resource Planning systems. The company expects to spend approximately $205 million for capital expenditures in fiscal 2000. The capital spending increase in 1999, and the anticipated increase for 2000, are primarily related to our three acquisitions.

      In fiscal 1999, cash was used for investing activities primarily related to the acquisition of the three businesses and capital expenditures described above, partially offset by $51 million of proceeds from the formation of the transmission and clutch joint venture with ZF. In fiscal 1998, net cash used for investing activities included capital expenditures of $139 million and $8 million used to acquire sunroof patents and technologies and to further invest in the company's Chinese heavy axle joint venture. These cash outflows were partially offset by $17 million of proceeds received from the sale of a long-term note receivable and other property. In fiscal 1997, the $16 million in acquisition of businesses and investments consisted primarily of investments in the company's Chinese heavy axle joint venture.

      Net cash provided by financing activities was $441 million for fiscal 1999. On February 24, 1999, the company completed a public offering of debt securities consisting of $500 million 10-year fixed-rate 6.8 percent notes due February 15, 2009. The notes were offered to the public at 99.553 percent of their principal amount and were recorded net of discount of approximately $2 million. The proceeds were used to repay existing indebtedness, including an interim $300 million short-term unsecured credit facility entered into to facilitate the three acquisitions discussed above. In addition, the company made payments of $6 million for the repurchase of its stock, $29 million for cash dividends, or $0.42 per share, and $31 million for the settlement of interest rate agreements entered into in 1998 (see
Note 13 of Notes to Consolidated Financial Statements). In November 1999, the Board of Directors declared a $0.105 per share quarterly dividend payable in December 1999.

      Net cash used for financing activities was $216 million in 1998. This amount reflects payments of $222 million to reduce debt under the company's revolving Credit Facility, partially offset by a $93 million increase in other borrowings. In addition, the company made net payments of $58 million related to certain Canadian tax obligations incurred in connection with the transfer of assets prior to the Distribution and payments of $29 million in cash dividends, or $0.42 per share.

      Net cash used for financing activities for fiscal 1997 was comprised primarily of $445 million of proceeds from borrowings under the Credit Facility used to fund the Pre-Distribution Payment to Rockwell. In addition, $58 million in cash was provided by Rockwell to fund the Canadian tax obligations described above and the company paid $84 million in cash distributions to Rockwell.

      The company's long-term debt to capitalization ratio was reduced to 68 percent at September 30, 1999, from a high of 74 percent at March 31, 1999 after completing the three acquisitions. Pre-tax interest coverage was 5.9x for the year ended September 30, 1999.

      The company has retirement medical and pension plans that cover most of its United States and certain non-United States employees (see Notes 16 and 17 of Notes to Consolidated Financial Statements). Retirement medical plan payments aggregated $41 million in fiscal 1999 and $36 million in each of fiscal 1998 and 1997 and are expected to approximate $40 million in fiscal 2000. The company made pension plan contributions of $30 million in fiscal 1999, $28 million in fiscal 1998 and $5 million in fiscal 1997. Management anticipates that pension plan funding will be approximately $30 million in fiscal 2000.

      The company regularly considers various strategic and business opportunities, including acquisitions. Although no assurance can be given as to whether or when any acquisitions will be consummated, if agreement were to be reached, the company could finance such acquisitions by issuance of additional debt or equity securities. The additional debt from any acquisitions, if consummated, could increase the company's debt to capitalization ratio.

RESULTS OF OPERATIONS

      The following sets forth the sales, operating earnings and net income of the company for the years ended September 30, 1999, 1998 and 1997, as well as pro forma amounts for the year ended September 30, 1997 (in millions, except per share amounts):



                                                                          Pro Forma (1)
Year Ended September 30,                         1999            1998             1997           1997
                                                 ----            ----             ----           ----
Sales:
   Heavy Vehicle Systems:
      Original Equipment                       $2,460          $2,048           $1,667         $1,667
      Aftermarket                                 415             313              290            290
                                                  ---             ---              ---            ---
                                                2,875           2,361            1,957          1,957
   Light Vehicle Systems                        1,575           1,475            1,352          1,352
                                                -----           -----            -----          -----
TOTAL SALES                                    $4,450          $3,836           $3,309        $ 3,309
                                               ======          ======           ======        =======

Operating Earnings:
   Heavy Vehicle Systems                        $ 233            $211             $149          $ 142
   Light Vehicle Systems                          133              88               72             68
   Restructuring and spin-off costs               (28)              -              (29)           (29)
                                                -----           -----            -----          -----
TOTAL OPERATING EARNINGS                          338             299              192            181
Equity in earnings of affiliates                   35              28               15             15
Other income-net                                    1               3               11             11
Minority interests                               (16)            (11)             (11)           (11)
Gain on sale of business                           24               -                -              -
Interest rate settlement cost                       -            (31)                -              -
Interest expense                                 (65)            (43)             (38)           (10)
Provision for income taxes                      (123)            (98)             (70)           (77)
                                                -----           -----            -----          -----
NET INCOME                                       $194            $147             $ 99          $ 109
                                               ======          ======           ======          =====

Basic and Diluted Earnings Per Share           $ 2.81          $ 2.13           $ 1.44
                                               ======          ======           ======
Basic and Diluted Earnings Per Share
Before Special Items (2)                       $ 2.79          $ 2.40           $ 1.74
                                               ======          ======           ======
Average Common Shares Outstanding                69.1            69.0             68.9
                                               ======          ======           ======


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

(1) Special items in fiscal 1999 include restructuring costs of $28 million ($17 million after-tax, or $0.25 per share) and a one-time gain of $24 million ($18 million after-tax, or $0.27 per share). Special items include the interest rate settlement cost of $31 million ($19 million after-tax, or $0.27 per share) in fiscal 1998 and restructuring and spin-off costs of $29 million ($21 million after-tax, or $0.30 per share on a pro forma basis) in fiscal 1997.

      The charts on page 3 demonstrate the strength, balance and diversity of our product mix, geographic presence and served markets for the fiscal year ended September 30, 1999.

1999 COMPARED TO 1998

      Sales for fiscal 1999 were $4.5 billion, up $614 million, or 16 percent, over last year's sales of $3.8 billion.

      Heavy Vehicle Systems (HVS) reported a record $2.9 billion in sales of components and systems for original equipment and the aftermarket in fiscal 1999, an increase of $514 million, or 22 percent, over 1998. Excluding acquisitions, HVS sales increased $119 million, or 5 percent. The record production volumes in the North American heavy truck market drove North American sales of truck axles, brakes and transmissions to $1.3 billion, an increase of $245 million, or 22 percent. North American sales of other HVS products were $657 million, down $65 million from last year, primarily as a result of lower government program sales. European sales, excluding acquisitions, were down $21 million, or 6 percent, and South American sales fell $47 million, or 41 percent, while HVS sales in the rest of the world were up $7 million.

      Light Vehicle Systems (LVS) sales grew $100 million, or 7 percent, to a record $1.6 billion for fiscal year 1999. Market penetration gains, principally in the door, suspension and seat adjusting systems product lines, combined with strong North American vehicle volumes drove the higher sales. This growth was partially offset by weakness in European roof systems sales and the negative impact of currency and lower vehicle volumes in South America. LVS sales in North America increased $127 million, or 22 percent, and sales in Asia/Pacific were up $21 million, or 38 percent. Sales in Europe and South America were down $37 million and $11 million, respectively.

      Fiscal 1999 operating earnings were up $39 million over fiscal 1998. The company recorded a restructuring charge of $28 million ($17 million after-tax, or $0.25 per share) during fiscal 1999 related to workforce reductions and other facility related costs for the rationalization of operations. Fiscal 1999 operating earnings of $366 million, before restructuring costs, were up 22 percent over the prior year's operating earnings of $299 million. Operating margins, before the restructuring charge, improved to 8.2 percent in fiscal 1999 from last year's 7.8 percent. Excluding the acquisitions and their associated goodwill amortization, the company's fiscal year operating margins improved by 50 basis points, to 8.3 percent. This improvement reflects the company's continued focus on process improvement and cost reductions, offset somewhat by premium costs associated with meeting the record levels of demand in the North American truck markets.

      HVS operating earnings for fiscal 1999 were $233 million, an increase of 10 percent over last year. Operating margins declined to 8.1 percent in fiscal 1999 from 8.9 percent in 1998. Excluding the acquisitions and their associated goodwill amortization, fiscal 1999 operating margins were 8.3 percent. This margin decline was driven primarily by an increase in premium freight costs and the use of higher-cost alternate component suppliers to meet the record demand in the North American heavy truck market. Fiscal 1999 operating margins were also adversely impacted by the decline of higher-margin government program sales.

      LVS operating margins improved dramatically in fiscal 1999 to 8.4 percent from 6.0 percent in 1998. Substantial savings were realized in fiscal 1999 from material and other cost reduction programs. The operating margin improvement also reflects the volume contribution from the higher sales.

      The company's process improvement and cost reduction programs relate to
(i) purchasing, which includes outsourcing non-core manufacturing and using lower cost global sourcing of materials and supply base management; and (ii) manufacturing, which includes shifting production to lower cost facilities, consolidating common processes, improving material flow and investing in capital and systems.

      Affiliate income increased $7 million in fiscal 1999, to $35 million, primarily as a result of higher sales of anti-lock brakes and related systems by the company's WABCO affiliate.

      In fiscal 1999, the company recorded a one-time gain of $24 million ($18 million after-tax, or $0.27 per share) in connection with the formation of a transmission and clutch joint venture with ZF. Income taxes related to this gain were recorded at an effective tax rate of 25 percent, due to a book-tax basis difference on assets transferred into the joint venture. This reduced the company's overall effective tax rate for fiscal 1999 by 1.2 percentage points to
38.8 percent.

      Net income for the year was $194 million, or $2.81 per share, an increase of 32 percent as compared with 1998 net income of $147 million, or $2.13 per share. Net income before special items was $193 million in fiscal 1999, or $2.79 per share, compared with 1998 net income before special items of $166 million, or $2.40 per share, an improvement of 16 percent. Special items include the one-time gain related to the formation of the ZF Meritor joint venture and a restructuring charge recorded in fiscal 1999 and the one-time charge in fiscal 1998 for the settlement of interest rate agreements.

1998 COMPARED TO 1997

      Sales for fiscal 1998 were $3.8 billion, up $527 million, or 16 percent, above fiscal 1997.

      Heavy Vehicle Systems sales were $2.4 billion in fiscal 1998, an increase of $404 million, or 21 percent over 1997. Sales increased across all of the company's heavy truck and trailer products, including axles, transmissions, clutches, drivelines and brake systems, primarily as a result of the strong North American heavy truck market, greater market penetration and improved volumes in the aftermarket. Sales also increased in HVS off-highway, government and specialty product lines.

      Light Vehicle Systems sales for fiscal 1998 of $1.5 billion, increased $123 million, or 9 percent over 1997. The sales growth was driven by penetration gains in the door, suspension, access control and seat adjusting systems and wheel product lines and somewhat by higher industry volumes in Europe. This growth was negatively affected by lower European sunroof demand and the adverse impact of currency translation on European sales.

      Fiscal 1998 operating earnings of $299 million were up 56 percent over pro forma fiscal 1997. Excluding the restructuring and spin-off costs of $29 million recorded in 1997, operating earnings were up 35 percent over the prior year's pro forma operating earnings of $221 million. Operating margins for fiscal 1998 improved to 7.8 percent from 1997's pro forma 6.7 percent excluding restructuring and spin-off costs (5.8 percent in fiscal 1997 including restructuring and spin-off costs). This growth in operating margins reflected the positive results of the company's productivity and cost improvement programs (described above), the strength of the company's global markets and the penetration gains across nearly all of the company's product range.

      HVS operating earnings for fiscal 1998 were $211 million, an increase of 42 percent over pro forma fiscal 1997. Operating margins improved to 8.9 percent from 1997's pro forma 7.6 percent. The margin increase was driven by higher sales volumes, the impact of material and other cost reduction programs and prior year restructuring programs.

      LVS operating earnings were $88 million in fiscal 1998, an increase of $16 million, or 22 percent over pro forma fiscal 1997. Operating margins improved to
6.0 percent in fiscal 1998, up from 1997's pro forma 5.3 percent. The increase in operating earnings is due to material and other cost reduction programs, as well as increased volumes from penetration gains and somewhat higher industry volumes in Europe.

      Affiliate income increased $13 million in fiscal 1998, primarily as a result of higher sales of anti-lock brakes and related systems by the company's WABCO affiliate. Other income for 1998 was down $8 million from fiscal 1997 primarily due to a $5 million one-time gain in fiscal 1997 related to an environmental insurance settlement.

      In the fourth quarter of fiscal 1998, the company recorded a one-time charge of $31 million ($19 million after-tax, or $0.27 per share) in connection with the settlement of interest rate agreements. These agreements were entered into in April 1998 to secure interest rates in anticipation of offering debt securities. The planned issuance of the debt securities did not occur in fiscal 1998, initially due to the consideration of a major acquisition and, subsequently, the instability in the U.S. corporate bond market. These agreements were settled and paid in October 1998 resulting in the charge discussed above.

      Net income for fiscal 1998 was $147 million, or $2.13 per share, increasing 48 percent compared with 1997 pro forma net income of $99 million, or $1.44 per share. Net income before special items was $166 million in fiscal 1998, or $2.40 per share, compared with 1997 pro forma net income before special items of $120 million, or $1.74 per share, an improvement of 38 percent. Special items include the interest rate settlement in fiscal 1998 and restructuring and spin-off costs in fiscal 1997.


AFFILIATES
      {Chart}

      Meritor has seven joint ventures, all related to its HVS business, in which the company has 50 percent or less ownership, and accordingly are accounted for under the equity method of accounting. These strategic alliances provide for sales, product design, development and manufacture in certain product and geographic areas. Aggregate sales of these affiliates were $488 million, $443 million and $273 million in fiscal 1999, 1998 and 1997, respectively.

      The company's equity in earnings of affiliates was $35 million in fiscal 1999 compared to $28 million in fiscal 1998 and $15 million in fiscal 1997. Cash dividends to Meritor from these joint ventures were $28 million, $27 million and $5 million in fiscal 1999, 1998 and 1997, respectively. The increase in equity income relates primarily to the company's 50 percent-owned joint venture with WABCO, a leading supplier of anti-lock braking systems for North American heavy-duty commercial vehicles. This growth is attributed to the growing use of anti-lock braking systems across North America.

INCOME TAXES

      The company's effective income tax rate in fiscal 1999 was 38.8 percent compared to 40.0 percent in fiscal 1998 and 41.3 percent in fiscal 1997. Income taxes on the one-time gain related to the formation of the ZF Meritor joint venture in fiscal 1999 were recorded at an effective tax rate of 25 percent. This lower tax rate was due to a book-tax basis difference on assets transferred into the joint venture and reduced Meritor's overall effective tax rate for fiscal 1999 by 1.2 percentage points. The tax rate decline in fiscal 1998 from the 1997 level was primarily due to changes in the mix of foreign income.

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

      The company has been designated as a potentially responsible party at three Superfund sites, excluding sites as to which the company's records disclose no involvement or as to which the company's potential liability has been finally determined. Management estimates the total reasonably possible costs the company could incur for the remediation of Superfund sites at September 30, 1999 to be approximately $17 million, of which $10 million has been accrued.

      Various other lawsuits, claims and proceedings have been asserted against Meritor alleging violations of federal, state and local environmental protection requirements, or seeking remediation of alleged environmental impairments, principally at previously disposed of properties. For these matters, management has estimated the total reasonably possible costs the company could incur at September 30, 1999 to be approximately $39 million. Environmental accruals for these matters of $14 million have been recorded.

      At September 30, 1999, there were no receivables recorded from third parties related to environmental matters.

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

INTERNATIONAL OPERATIONS

      Approximately 42 percent of the company's total assets as of September 30, 1999 and 36 percent of fiscal 1999 sales were outside North America, primarily in France, the United Kingdom, Germany, Brazil, Italy and Sweden. Borrowings under the company's revolving Credit Facility have been principally in the United States, Canada, Italy and the United Kingdom. Management believes that international operations have significantly benefited the financial performance of the company. However, the company's international operations are subject to a number of risks inherent in operating abroad.

There can be no assurance that these risks will not have a material adverse impact on the company's ability to increase or maintain its foreign sales or on its financial condition or results of operations.

      On January 1, 1999, the Euro became the common currency of eleven countries of the European Union. During a three year transition period, the present national currencies of these eleven countries will become sub-units of the Euro at fixed exchange rates. The European Union's current plans call for the transition period to be completed by July 1, 2002, at which time the Euro will become the sole legal tender in those participating countries.

      The company is engaged in business in some of the countries that participate in the European Monetary Union, and sales for fiscal 1999 in these countries were approximately 18 percent of the company's total sales. In addition, the company enters into foreign currency forward exchange contracts with respect to several of the existing currencies that have been subsumed into the Euro and has borrowings in participating currencies primarily under its revolving Credit Facility. The company has analyzed the potential effects of the Euro conversion on competitive conditions, information technology and other systems, currency risks, financial instruments and contracts, and has examined the tax and accounting consequences of Euro conversion, and believes that the conversion will not have a material adverse effect on its business, operations and financial condition.

      The company is making the necessary adjustments to accommodate the conversion, including modifications to its information technology systems and programs, pricing schedules and financial instruments. The company expects that all necessary actions will be completed and in a timely manner, and that the costs associated with the conversion to the Euro will not be material.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The company is exposed to foreign currency exchange rate risk inherent in its sales and assets and liabilities denominated in currencies other than the U.S. dollar and interest rate risk associated with the company's debt.

        The company does enter into foreign currency forward exchange contracts to minimize the risk of unanticipated gains and losses from currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. Also, the company may, from time to time, use interest rate agreements in the management of interest rate exposure on selected debt issuances. It is the policy of the company not to enter into derivative financial instruments for speculative purposes.

      The company has performed a sensitivity analysis assuming a hypothetical 10 percent adverse movement in foreign currency exchange rates and interest rates applied to the underlying exposures described above. As of September 30, 1999, the analysis indicated that such market movements would not have a material effect on the company's consolidated financial position, results of operations or cash flows. Actual gains or losses in the future may differ significantly from that analysis, however, based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company's actual exposures.

YEAR 2000 READINESS DISCLOSURE

BACKGROUND

      The company has substantially completed a company-wide year 2000 project to ensure the company's Information Technology (IT) and non-IT systems are year 2000 compliant. None of the company's other IT projects were significantly delayed due to the year 2000 project. The year 2000 project included an assessment of compliance at the supplier and service provider level to ensure supply disruptions will be minimized. In addition, certain of the company's locations implemented Enterprise Resource Planning systems. These systems were in place at September 30, 1999, and it is anticipated that they will be year 2000 compliant. Fewer resources of the project have been directed to the area of customer compliance due to the nature of the company's customer base. The company has participated in several year 2000 audits conducted by its customers which have resulted in no significant findings of year 2000 non-compliance at Meritor.

      As discussed above, the company completed the acquisition of three businesses in late December 1998 and in January 1999. The company has analyzed the year 2000 compliance of the acquired facilities and expects that they will be compliant by the end of calendar 1999.


COMPANY'S STATE OF READINESS

      The year 2000 project was divided into four major sections - business and engineering, factory floor, IT infrastructure (hardware and software) and supply chain. The business and engineering section included manufacturing, financial applications and remediation projects, critical core business system validation testing, aftermarket systems and supplemental systems. The factory floor section included shop floor controls and facility systems. The IT infrastructure section included PC/LAN hardware, software and peripherals; mainframe, midrange and UNIX systems; engineering workstations; and telecom/global carriers. The supply chain section included formal communication with the company's significant customers, suppliers and critical service providers. Each section involved three phases: phase one - identification of risks; phase two - defining the scope of necessary corrections and preparation of related plans and cost estimates; and phase three implementation of decisions to repair, replace or retire the systems in question.

      A central program management office was established to coordinate the year 2000 project. In addition, the consulting firm of Keane, Inc. and other outside consultants were engaged to assist in risk identification, analysis and remediation planning for factory floor operations and to assist in implementing repair and remediation projects at local sites.

      As of September 30, 1999, all four major sections were 100 percent complete in phases one and two. The business and engineering, factory floor and IT infrastructure sections were 99-100 percent complete and the supply chain section was 94 percent complete for phase three activities. All phases are expected to be complete by the end of calendar year 1999.

CONTINGENCY PLANS

      The year 2000 project also included development of business continuance plans designed to minimize any adverse effects that would result if timely compliance were not achieved, either internally or at the third party level. The planning process included identification of the areas of the company's business and suppliers with the greatest potential of non-compliance and arrangements for alternate suppliers, backup systems or stockpiling of components in the affected areas. The company had completed its analysis and developed business continuance plans as of September 30, 1999.


COSTS

      The company estimates that the aggregate cost of the year 2000 project will be approximately $21 million. This amount excludes employee expense and computer equipment and upgrades that would have been purchased regardless of the year 2000 project, such as the Enterprise Resource Planning systems implementations. The company spent $7.7 million, $10.2 million and $0.7 million during fiscal 1999, 1998 and 1997, respectively, on the project. In fiscal 1999, approximately $5.5 million of expenditures related to business and engineering systems and IT infrastructure and approximately $2.2 million related to the factory floor and supply chain. These costs were expensed as incurred and funded through operating cash flows. Cost estimates do not include costs that may be incurred as a result of the failure of third parties, including suppliers, to become year 2000 compliant or costs to implement contingency plans.


RISKS

      Incomplete or untimely resolution of the year 2000 issue by the company, key suppliers, customers and other parties could have a material adverse effect on the company's results of operations, financial condition and cash flows. The year 2000 project has significantly reduced the company's level of uncertainty about year 2000 issues, and the company believes that completed modifications and conversions of its internal IT and non-IT systems will allow it to be year 2000 compliant. The company believes it is prepared to resolve any year 2000 problem that might arise in a short time without any material impact on the company. However, due to the general uncertainty inherent with year 2000 compliance, the company is unable to determine at this time whether the consequences of year 2000 failures by third parties will have a material impact on the company.

      Forward-looking statements contained in this section should be read in conjunction with the company's disclosures under the heading: Cautionary Statement following this disclosure.

CAUTIONARY STATEMENT

      This Management's Discussion and Analysis as well as other sections of this Annual Report contain statements relating to future results of the company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to global economic and market conditions; the demand for commercial, specialty and light vehicles for which the company supplies products; risks inherent in operating abroad; OEM program delays; demand for and market acceptance of new and existing products; successful development of new products; reliance on major OEM customers; labor relations of the company, its customers and suppliers; successful integration of acquired businesses; competitive product and pricing pressures; the amount of the company's debt, as well as other risks and uncertainties, such as those described under Overview and Outlook, Environmental Matters, International Operations, Quantitative and Qualitative Disclosures About Market Risk and Year 2000 Readiness Disclosure and those detailed herein and from time to time in the filings of the company with the Securities and Exchange Commission.

MERITOR AUTOMOTIVE, INC.
SELECTED FINANCIAL DATA
(DOLLARS IN MILLIONS,
EXCEPT PER SHARE AMOUNTS)


Year Ended September 30,        1999           1998          1997          1996        1995
---------------------------------------------------------------------------------------------

SUMMARY OF OPERATIONS
Sales
    Heavy Vehicle Systems       $2,875         $2,361        $1,957        $1,827      $1,937
    Light Vehicle Systems        1,575          1,475         1,352         1,317       1,188
                                 -----          -----         -----         -----       -----
        Total                   $4,450         $3,836        $3,309        $3,144      $3,125
                                ======         ======        ======        ======      ======

Operating earnings                $338 (1)       $299          $181 (1)      $146 (1)    $178
  Operating earnings as a
  percent of sales                7.6%           7.8%          5.5%          4.6%        5.7%

Interest expense                    65             43            10            10          11
Income before income taxes         317 (2)        245 (2)       186           182         185
Net income                         194 (2)        147 (2)       109           114         123
Basic and diluted
earnings per share (3)           $2.81 (2)      $2.13 (2)       N/A           N/A         N/A
Cash dividends per share (3)     $0.42          $0.42           N/A           N/A         N/A
---------------------------------------------------------------------------------------------

FINANCIAL POSITION AT
SEPTEMBER 30

Working capital (4)               $208           $162          $235          $240        $216
Property-net                       766            666           635           643         647
Total assets                     2,796          2,086         2,002         1,830       1,766
Short-term debt                     44             34            21             8          14
Long-term debt                     802            313           465            24          31
Equity and Minority
interests (5)                      383            297           188           628         585
---------------------------------------------------------------------------------------------

OTHER DATA

Depreciation and
amortization                      $131           $102          $100          $102         $97
Cash provided by
operating activities               254            278           208           197         203
Capital expenditures               170            139           126           144         119
Employees at year end           19,000         16,900        16,900        15,300      16,700
Annual sales per employee
(in thousands) (6)                $242           $228          $203          $198        $182


-------------------------------------------------------------------------------
(1) Operating earnings includes restructuring costs of $28 million, $21 million and $36 million in fiscal 1999, 1997 and 1996, respectively and spin-off costs of $8 million in fiscal 1997.

(2) Income before income taxes, net income and basic and diluted earnings per share for fiscal year 1999 includes restructuring costs of $28 million ($17 million after-tax, or $0.25 per share) and a one-time gain of $24 million ($18 million after-tax, or $0.27 per share) recorded to reflect the formation of a transmission and clutch joint venture with ZF Friedrichshafen AG. Income before income taxes, net income and basic and diluted earnings per share for fiscal year 1998 includes a one-time charge of $31 million ($19 million after-tax, or $0.27 per share) relating to the settlement of interest rate agreements.

(3) As the company began operations as a stand-alone entity on September 30, 1997, per share data for years ending prior to September 30, 1998 are not applicable.

(4) Working capital consists of all current assets and liabilities, including cash and short-term debt.

(5) Equity amounts for fiscal years ending September 30, 1996 and 1995 represent the net investment of Rockwell prior to the spin-off of Meritor on September 30, 1997.

(6) Annual sales per employee is based on the average of the monthly ending number of employees during the year.